Exhibit 99.10
Ind AS Consolidated

INFOSYS LIMITED AND SUBSIDIARIES

Condensed Consolidated Financial Statements under Indian Accounting Standards (Ind AS) for the three months and year ended March 31, 2023

Index
Condensed Consolidated Balance Sheet
Condensed Consolidated Statement of Profit and Loss
Condensed Consolidated Statement of Changes in Equity
Condensed Consolidated Statement of Cash Flows
Overview and Notes to the Interim Condensed Consolidated Financial Statements
1. Overview
1.1 Company overview
1.2 Basis of preparation of financial statements
1.3 Basis of consolidation
1.4 Use of estimates and judgments
1.5 Critical accounting estimates and judgments
1.6 Recent accounting pronouncements
2. Notes to the Interim Condensed Consolidated Financial Statements
2.1 Business Combinations
2.2 Property, plant and equipment
2.3 Goodwill and intangible assets
2.4 Investments
2.5 Loans
2.6 Other financial assets
2.7 Trade receivables
2.8 Cash and cash equivalents
2.9 Other assets
2.10 Financial instruments
2.11 Equity
2.12 Other financial liabilities
2.13 Other liabilities
2.14 Provisions
2.15 Income taxes
2.16 Revenue from operations
2.17 Other income, net
2.18 Expenses
2.19 Leases
2.20 Basic and diluted shares used in computing earnings per equity share
2.21 Contingent liabilities and commitments
2.22 Related party transactions
2.23 Segment reporting
2.24 Function wise classification of Condensed Consolidated Statement of Profit and Loss

INDEPENDENT AUDITOR’S REPORT

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Report on the Audit of the Interim Condensed Consolidated Financial Statements

Opinion

We have audited the accompanying interim condensed consolidated financial statements of INFOSYS LIMITED (the “Company”) and its subsidiaries (the Company and its subsidiaries together referred to as the “Group”), which comprise the Condensed Consolidated Balance Sheet as at March 31, 2023, the Condensed Consolidated Statement of Profit and Loss (including Other Comprehensive Income) for the three months and year ended on that date, the Condensed Consolidated Statement of Changes in Equity and the Condensed Consolidated Statement of Cash Flows for the year ended on that date, and a summary of the significant accounting policies and other explanatory information (hereinafter referred to as the “interim condensed consolidated financial statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid interim condensed consolidated financial statements give a true and fair view in conformity with Indian Accounting Standard 34 Interim Financial Reporting (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (the “Act’), read with relevant rules issued thereunder and other accounting principles generally accepted in India, of the consolidated state of affairs of the Group as at March 31, 2023, and their consolidated profit, their consolidated total comprehensive income for the three months and year ended on that date, consolidated changes in equity and the consolidated cash flows for the year ended on that date.

Basis for Opinion

We conducted our audit of the interim condensed consolidated financial statements in accordance with the Standards on Auditing (“SA”s) specified under section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibility for the Audit of the Interim Condensed Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the interim condensed consolidated financial statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the Interim Condensed Consolidated Financial Statements.

Responsibilities of Management and Those Charged with Governance for the Interim Condensed Consolidated Financial Statements

The Company’s Board of Directors is responsible for the preparation and presentation of these interim condensed consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance, consolidated total comprehensive income, consolidated changes in equity and consolidated cash flows of the Group in accordance with the Ind AS 34 and other accounting principles generally accepted in India. The respective Boards of Directors of the companies included in the Group are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective interim financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error which have been used for the purpose of preparation of the interim condensed consolidated financial statements by the Directors of the Company, as aforesaid.

In preparing the interim condensed consolidated financial statements, the respective Boards of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Boards of Directors either intends to liquidate their own respective entities or to cease operations, or have no realistic alternative but to do so.

The respective Boards of Directors of the companies included in the Group are also responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Interim Condensed Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the interim condensed consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these interim condensed consolidated financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the interim consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the interim consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the interim consolidated financial statements, including the disclosures, and whether the interim consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities within the Group to express an opinion on the interim consolidated financial statements. We are responsible for the direction, supervision and performance of the audit of the financial statements of such entities included in the interim consolidated financial statements of which we are independent auditors.

Materiality is the magnitude of misstatements in the interim consolidated financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the interim consolidated financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the interim consolidated financial statements.

We communicate with those charged with governance of the Company and such other entities included in the interim consolidated financial statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Place: Bengaluru Date: April 13, 2023	For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm’s Registration No. 117366W/W-100018) Sanjiv V. Pilgaonkar Partner (Membership No.039826) UDIN: 23039826BGXRYL4791

(In crore)

Condensed Consolidated Balance Sheets as at	Note No.	March 31, 2023	March 31, 2022
ASSETS
Non-current assets
Property, plant and equipment	2.2	13,346	13,075
Right-of-use assets	2.19	6,882	4,823
Capital work-in-progress		288	416
Goodwill	2.3	7,248	6,195
Other intangible assets		1,749	1,707
Financial assets
Investments	2.4	12,569	13,651
Loans	2.5	39	34
Other financial assets	2.6	2,798	1,460
Deferred tax assets (net)		1,245	1,212
Income tax assets (net)		6,453	6,098
Other non-current assets	2.9	2,318	2,029
Total non-current assets		54,935	50,700
Current assets
Financial assets
Investments	2.4	6,909	6,673
Trade receivables	2.7	25,424	22,698
Cash and cash equivalents	2.8	12,173	17,472
Loans	2.5	289	248
Other financial assets	2.6	11,604	8,727
Income tax assets (net)		6	54
Other current assets	2.9	14,476	11,313
Total current assets		70,881	67,185
Total assets		125,816	117,885
EQUITY AND LIABILITIES
Equity
Equity share capital	2.11	2,069	2,098
Other equity		73,338	73,252
Total equity attributable to equity holders of the Company		75,407	75,350
Non-controlling interests		388	386
Total equity		75,795	75,736
Liabilities
Non-current liabilities
Financial Liabilities
Lease liabilities	2.19	7,057	4,602
Other financial liabilities	2.12	2,058	2,337
Deferred tax liabilities (net)		1,220	1,156
Other non-current liabilities	2.13	500	451
Total non-current liabilities		10,835	8,546
Current liabilities
Financial Liabilities
Lease liabilities	2.19	1,242	872
Trade payables		3,865	4,134
Other financial liabilities	2.12	18,558	15,837
Other current liabilities	2.13	10,830	9,178
Provisions	2.14	1,307	975
Income tax liabilities (net)		3,384	2,607
Total current liabilities		39,186	33,603
Total equity and liabilities		125,816	117,885

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No :
117366W/ W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 039826	D. Sundaram	Salil Parekh	Bobby Parikh
	Lead Independent Director	Chief Executive Officer	Director
and Managing Director

	Nilanjan Roy	Jayesh Sanghrajka	A.G.S. Manikantha
	Chief Financial Officer	Executive Vice President and Deputy Chief Financial Officer	Company Secretary
Bengaluru April 13, 2023

INFOSYS LIMITED AND SUBSIDIARIES

(In crore, except equity share and per equity share data)

Condensed Consolidated Statement of Profit and Loss for the	Note No.	Three months ended March 31,		Year ended March 31,
		2023	2022	2023	2022
Revenue from operations	2.16	37,441	32,276	146,767	121,641
Other income, net	2.17	671	637	2,701	2,295
Total income		38,112	32,913	149,468	123,936
Expenses
Employee benefit expenses	2.18	20,311	16,658	78,359	63,986
Cost of technical sub-contractors		3,116	3,588	14,062	12,606
Travel expenses		426	309	1,525	827
Cost of software packages and others	2.18	2,886	2,268	10,902	6,811
Communication expenses		171	170	713	611
Consultancy and professional charges		387	521	1,684	1,885
Depreciation and amortization expenses		1,121	890	4,225	3,476
Finance cost		82	50	284	200
Other expenses	2.18	1,146	916	4,392	3,424
Total expenses		29,646	25,370	116,146	93,826
Profit before tax		8,466	7,543	33,322	30,110
Tax expense:
Current tax	2.15	2,260	1,825	9,287	7,811
Deferred tax	2.15	72	23	(73)	153
Profit for the period		6,134	5,695	24,108	22,146
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net		25	(13)	8	(85)
Equity instruments through other comprehensive income, net		(15)	55	(7)	96
		10	42	1	11
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		36	(12)	(7)	(8)
Exchange differences on translation of foreign operations		61	137	776	228
Fair value changes on investments, net		42	(65)	(256)	(49)
		139	60	513	171
Total other comprehensive income /(loss), net of tax		149	102	514	182
Total comprehensive income for the period		6,283	5,797	24,622	22,328
Profit attributable to:
Owners of the Company		6,128	5,686	24,095	22,110
Non-controlling interests		6	9	13	36
		6,134	5,695	24,108	22,146
Total comprehensive income attributable to:
Owners of the Company		6,276	5,787	24,598	22,293
Non-controlling interests		7	10	24	35
		6,283	5,797	24,622	22,328
Earnings per equity share
Equity shares of par value 5/- each
Basic ()		14.79	13.56	57.63	52.52
Diluted ()		14.77	13.54	57.54	52.41
Weighted average equity shares used in computing earnings per equity share
Basic (in shares)	2.20	4,144,013,195	4,191,743,339	4,180,897,857	4,209,546,724
Diluted (in shares)	2.20	4,149,555,426	4,199,791,086	4,187,731,070	4,218,525,134

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No :
117366W/ W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 039826	D. Sundaram	Salil Parekh	Bobby Parikh
	Lead Independent Director	Chief Executive Officer	Director
and Managing Director

	Nilanjan Roy	Jayesh Sanghrajka	A.G.S. Manikantha
	Chief Financial Officer	Executive Vice President and Deputy Chief Financial Officer	Company Secretary
Bengaluru April 13, 2023

INFOSYS LIMITED AND SUBSIDIARIES

Consolidated Statement of Changes in Equity

(In ₹ crore)

Particulars	Equity Share capital (1)	OTHER EQUITY												Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
		Reserves & Surplus								Other comprehensive income
		Capital reserve	Capital redemption reserve	Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (2)	Other reserves (3)	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of Cash Flow Hedges	Other items of other comprehensive income / (loss)
Balance as at April 1, 2021	2,124	54	111	600	62,643	2,715	372	6,385	6	158	1,331	10	(158)	76,351	431	76,782
Changes in equity for the year ended March 31, 2022
Profit for the period	–	–	–	–	22,110	–	–	–	–	–	–	–	–	22,110	36	22,146
Remeasurement of the net defined benefit liability/asset, net* (Refer to Note 2.22)	–	–	–	–	–	–	–	–	–	–	–	–	(85)	(85)	–	(85)
Equity instruments through other comprehensive income, net* (Refer to Notes 2.5 and 2.17)	–	–	–	–	–	–	–	–	–	96	–	–	–	96	–	96
Fair value changes on derivatives designated as cash flow hedge, net* (Refer to Note 2.11)	–	–	–	–	–	–	–	–	–	–	–	(8)	–	(8)	–	(8)
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	229	–	–	229	(1)	228
Fair value changes on investments, net* (Refer to Notes 2.5 and 2.17)	–	–	–	–	–	–	–	–	–	–	–	–	(49)	(49)	–	(49)
Total Comprehensive income for the period	–	–	–	–	22,110	–	–	–	–	96	229	(8)	(134)	22,293	35	22,328
Shares issued on exercise of employee stock options (Refer to Note 2.12)	2	–	–	19	–	–	–	–	–	–	–	–	–	21	–	21
Employee stock compensation expense (Refer to Note 2.12)	–	–	–	–	–	–	393	–	–	–	–	–	–	393	–	393
Transfer on account of options not exercised	–	–	–	–	–	1	(1)	–	–	–	–	–	–	–	–	–
Buyback of equity shares (Refer to Note 2.12)**	(28)	–	–	(640)	(8,822)	(1,603)	–	–	–	–	–	–	–	(11,093)	–	(11,093)
Transaction costs relating to buyback*	–	–	–	–	–	(24)	–	–	–	–	–	–	–	(24)	–	(24)
Amount transferred to capital redemption reserve upon buyback	–	–	28	–	–	(28)	–	–	–	–	–	–	–	–	–	–
Transfer to legal reserve	–	–	–	–	(10)	–	–	–	10	–	–	–	–	–	–	–
Transferred on account of exercise of stock options (Refer to Note 2.12)	–	–	–	218	–	–	(218)	–	–	–	–	–	–	–	–	–
Income tax benefit arising on exercise of stock options (Refer to Note 2.12)	–	–	–	3	–	–	60	–	–	–	–	–	–	63	–	63
Changes in the controlling stake of the subsidiary	–	–	–	–	1	–	–	–	–	–	–	–	–	1	(1)	–
Dividends (1)	–	–	–	–	(12,655)	–	–	–	–	–	–	–	–	(12,655)	–	(12,655)
Dividends paid to non controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(79)	(79)
Transferred to Special Economic Zone Re-investment reserve	–	–	–	–	(3,054)	–	–	3,054	–	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	–	–	1,100	–	–	(1,100)	–	–	–	–	–	–	–	–
Balance as at March 31, 2022	2,098	54	139	200	61,313	1,061	606	8,339	16	254	1,560	2	(292)	75,350	386	75,736

Consolidated Statement of Changes in Equity (contd.)

(In ₹ crore)

Particulars	Equity Share capital (1)	OTHER EQUITY												Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
		RESERVES & SURPLUS								Other comprehensive income
		Capital reserve	Capital redemption reserve	Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (2)	Other reserves (3)	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of Cash Flow Hedges	Other items of other comprehensive income / (loss)
Balance as at April 1, 2022	2,098	54	139	200	61,313	1,061	606	8,339	16	254	1,560	2	(292)	75,350	386	75,736
Impact on adoption of amendment to Ind AS 37#	–	–	–	–	(19)	–	–	–	–	–	–	–	–	(19)	–	(19)
	2,098	54	139	200	61,294	1,061	606	8,339	16	254	1,560	2	(292)	75,331	386	75,717
Changes in equity for the year ended March 31, 2023
Profit for the period	–	–	–	–	24,095	–	–	–	–	–	–	–	–	24,095	13	24,108
Remeasurement of the net defined benefit liability/asset, net* (Refer to Note 2.22)	–	–	–	–	–	–	–	–	–	–	–	–	8	8	–	8
Equity instruments through other comprehensive income, net* (Refer to Notes 2.5 and 2.17)	–	–	–	–	–	–	–	–	–	(7)	–	–	–	(7)	–	(7)
Fair value changes on derivatives designated as cash flow hedge, net* (Refer to Note 2.11)	–	–	–	–	–	–	–	–	–	–	–	(7)	–	(7)	–	(7)
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	765	–	–	765	11	776
Fair value changes on investments, net* (Refer to Notes 2.5 and 2.17)	–	–	–	–	–	–	–	–	–	–	–	–	(256)	(256)	–	(256)
Total Comprehensive income for the period	–	–	–	–	24,095	–	–	–	–	(7)	765	(7)	(248)	24,598	24	24,622
Shares issued on exercise of employee stock options (Refer to Note 2.12)	1	–	–	34	–	–	–	–	–	–	–	–	–	35	–	35
Employee stock compensation expense (Refer to Note 2.12)	–	–	–	–	–	–	514	–	–	–	–	–	–	514	–	514
Transferred to legal reserve	–	–	–	–	(3)	–	–	–	3	–	–	–	–	–	–	–
Transferred on account of exercise of stock options	–	–	–	291	–	–	(291)	–	–	–	–	–	–	–	–	–
Transferred on account of options not exercised	–	–	–	–	–	2	(2)	–	–	–	–	–	–	–	–	–
Buyback of equity shares (Refer to Note 2.12)**	(30)	–	–	(340)	(11,096)	–	–	–	–	–	–	–	–	(11,466)	–	(11,466)
Transaction costs relating to buyback*	–	–	–	(19)	(5)	–	–	–	–	–	–	–	–	(24)	–	(24)
Amount transferred to capital redemption reserve upon buyback	–	–	30	–	(21)	(9)	–	–	–	–	–	–	–	–	–	–
Income tax benefit arising on exercise of stock options	–	–	–	–	–	–	51	–	–	–	–	–	–	51	–	51
Dividends (1)	–	–	–	–	(13,632)	–	–	–	–	–	–	–	–	(13,632)	–	(13,632)
Dividends paid to non controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(22)	(22)
Transferred to Special Economic Zone Re-investment reserve	–	–	–	–	(3,139)	–	–	3,139	–	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	–	–	1,464	–	–	(1,464)	–	–	–	–	–	–	–	–
Balance as at March 31, 2023	2,069	54	169	166	58,957	1,054	878	10,014	19	247	2,325	(5)	(540)	75,407	388	75,795

*	Net of tax
**	Including tax on buyback of 2,166 crore and 1,893 crore for the year ended March 31, 2023 and March 31, 2022 respectively.

#	Impact on account of adoption of amendment to Ind AS 37 Provisions, Contingent Liabilities and Contingents Assets
(1)	Net of treasury shares
(2)	The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Group for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.
(3)	Under the Swiss Code of Obligation, few subsidiaries of Infosys Lodestone are required to appropriate a certain percentage of the annual profit to legal reserve which may be used only to cover losses or for measures designed to sustain the Company through difficult times, to prevent unemployment or to mitigate its consequences.

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No :
117366W/ W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 039826	D. Sundaram	Salil Parekh	Bobby Parikh
	Lead Independent Director	Chief Executive Officer	Director
and Managing Director

	Nilanjan Roy	Jayesh Sanghrajka	A.G.S. Manikantha
	Chief Financial Officer	Executive Vice President and Deputy Chief Financial Officer	Company Secretary
Bengaluru April 13, 2023

Condensed Consolidated Statement of Cash Flows

Accounting policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated. The Group considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In crore)

Particulars	Note No.	Year ended March 31,
		2023	2022
Cash flow from operating activities
Profit for the year		24,108	22,146
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	2.15	9,214	7,964
Depreciation and amortization		4,225	3,476
Interest and dividend income		(1,817)	(1,645)
Finance cost		284	200
Impairment loss recognized / (reversed) under expected credit loss model		283	170
Exchange differences on translation of assets and liabilities, net		161	119
Stock compensation expense		519	415
Other adjustments		628	76
Changes in assets and liabilities
Trade receivables and unbilled revenue		(7,076)	(7,937)
Loans, other financial assets and other assets		(3,108)	(1,914)
Trade payables		(279)	1,489
Other financial liabilities, other liabilities and provisions		4,119	6,938
Cash generated from operations		31,261	31,497
Income taxes paid		(8,794)	(7,612)
Net cash generated by operating activities		22,467	23,885
Cash flows from investing activities
Expenditure on property, plant and equipment and intangibles		(2,579)	(2,161)
Deposits placed with corporation		(996)	(906)
Redemption of deposits placed with Corporation		762	753
Interest and dividend received		1,525	1,898
Payment towards acquisition of business, net of cash acquired	2.1	(910)	–
Payment of contingent consideration pertaining to acquisition of business		(60)	(53)
Escrow and other deposits pertaining to Buyback		(483)	(420)
Redemption of escrow and other deposits pertaining to Buyback		483	420
Other receipts		71	67
Other payments		–	(22)
Payments to acquire Investments
Tax free bonds and government bonds		(27)	–
Liquid mutual fund units		(70,631)	(54,064)
Target maturity fund		(400)	–
Certificates of deposit		(10,348)	(4,184)
Commercial Paper		(3,003)	–
Non-convertible debentures		(249)	(1,609)
Government securities		(1,569)	(4,254)
Others		(20)	(24)
Proceeds on sale of Investments
Tax free bonds and government bonds		221	20
Liquid mutual funds units		71,851	53,669
Certificates of deposit		10,404	787
Commercial Paper		2,298	–
Non-convertible debentures		470	2,201
Government securities		1,882	1,457
Equity and preference securities		99	–
Others		–	9
Net cash (used in) / generated from investing activities		(1,209)	(6,416)
Cash flows from financing activities
Payment of lease liabilities		(1,231)	(915)
Payment of dividends		(13,631)	(12,652)
Payment of dividend to non-controlling interest of subsidiary		(22)	(79)
Shares issued on exercise of employee stock options		35	21
Payment towards purchase of non-controlling interest		–	(2)
Other receipts		132	236
Other payments		(479)	(126)
Buyback of equity shares including transaction cost and tax on buyback		(11,499)	(11,125)
Net cash used in financing activities		(26,695)	(24,642)
Net increase / (decrease) in cash and cash equivalents		(5,437)	(7,173)
Effect of exchange rate changes on cash and cash equivalents		138	(69)
Cash and cash equivalents at the beginning of the period	2.8	17,472	24,714
Cash and cash equivalents at the end of the period	2.8	12,173	17,472
Supplementary information:
Restricted cash balance	2.8	362	471

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No :
117366W/ W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 039826	D. Sundaram	Salil Parekh	Bobby Parikh
	Lead Independent Director	Chief Executive Officer	Director
and Managing Director

	Nilanjan Roy	Jayesh Sanghrajka	A.G.S. Manikantha
	Chief Financial Officer	Executive Vice President and Deputy Chief Financial Officer	Company Secretary
Bengaluru April 13, 2023

Overview and notes to the Interim Consolidated Financial Statements

1. Overview

1.1 Company overview

Infosys Limited ('the Company' or Infosys) provides consulting, technology, outsourcing and next-generation digital services, to enable clients to execute strategies for their digital transformation. Infosys strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

Infosys together with its subsidiaries and controlled trusts is hereinafter referred to as 'the Group'.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronics city, Hosur Road, Bengaluru 560100, Karnataka, India. The Company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

The Group’s interim consolidated financial statements are approved for issue by the Company’s Board of Directors on April 13, 2023.

1.2 Basis of preparation of financial statements

These interim consolidated financial statements are prepared in accordance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting , under the historical cost convention on accrual basis except for certain financial instruments which are measured at fair values, the provisions of the Companies Act, 2013 ('the Act') and guidelines issued by the Securities and Exchange Board of India (SEBI). Accordingly, these interim consolidated financial statements do not include all the information required for a complete set of financial statements. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company’s Annual Report for the year ended March 31, 2022. The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued thereafter.

Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

As the quarter and year-to-date figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarters might not always add up to the year-to-date figures reported in this statement.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The interim consolidated financial statements comprise the financial statements of the Company, its controlled trusts and its subsidiaries. Control exists when the parent has power over the entity, is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity’s returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company, are excluded.

1.4 Use of estimates and judgments

The preparation of the interim consolidated financial statements in conformity with Ind AS requires the Management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the interim consolidated financial statements and reported amounts of revenues and expenses during the period. The application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note no. 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates and judgements are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the interim condensed consolidated financial statements.

1.5 Critical accounting estimates and judgments

a. Revenue recognition

The Group’s contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involves significant judgment.

Fixed price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from fixed price maintenance contract is recognized ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Group’s costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

The Group uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Group to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgment and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the Group first evaluates whether it controls the good or service before it is transferred to the customer. The Group considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the goods or service and therefore, is acting as a principal or an agent.

Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

b. Income taxes

The Group’s two major tax jurisdictions are India and the United States, though the Company also files tax returns in other overseas jurisdictions.

Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid / recovered for uncertain tax positions.

In assessing the realizability of deferred income tax assets, the Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, the Management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced (Refer to Notes 2.15).

c. Business combinations and intangible assets

Business combinations are accounted for using Ind AS 103, Business Combinations. Ind AS 103 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. These valuations are conducted by external valuation experts. Estimates are required to be made in determining the value of contingent consideration, value of option arrangements and intangible assets. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by the Management (Refer to Note 2.1).

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group’s assets are determined by the Management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology (Refer to Note 2.2).

e. Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGUs) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition and which represent the lowest level at which goodwill is monitored for internal management purposes.

The recoverable amount of CGUs is determined based on higher of value-in-use and fair value less cost to sell. Key assumptions in the cash flow projections are prepared based on current economic conditions and comprises estimated long term growth rates, weighted average cost of capital and estimated operating margins (Refer to Note 2.3.1).

1.6 Recent accounting pronouncements

Ministry of Corporate Affairs (“MCA”) notifies new standards or amendments to the existing standards under Companies (Indian Accounting Standards) Rules as issued from time to time. On March 31, 2023, MCA amended the Companies (Indian Accounting Standards) Amendment Rules, 2023, as below:

Ind AS 1 - Presentation of Financial Statements - This amendment requires the entities to disclose their material accounting policies rather than their significant accounting policies. The effective date for adoption of this amendment is annual periods beginning on or after April 1, 2023. The Group has evaluated the amendment and the impact of the amendment is insignificant in the Group’s financial statements.

Ind AS 8 - Accounting Policies, Changes in Accounting Estimates and Errors -This amendment has introduced a definition of ‘accounting estimates’ and included amendments to Ind AS 8 to help entities distinguish changes in accounting policies from changes in accounting estimates. The effective date for adoption of this amendment is annual periods beginning on or after April 1, 2023. The Group has evaluated the amendment and there is no impact on its consolidated financial statements.

Ind AS 12 - Income Taxes - This amendment has narrowed the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences. The effective date for adoption of this amendment is annual periods beginning on or after April 1, 2023. The Group has evaluated the amendment and there is no impact on its consolidated financial statement.

2. Notes to the Interim Consolidated Financial Statements

2.1 BUSINESS COMBINATIONS

Accounting policy

Business combinations have been accounted for using the acquisition method under the provisions of Ind AS 103, Business Combinations.

The purchase price in an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The purchase price also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition. Contingent consideration is remeasured at fair value at each reporting date and changes in the fair value of the contingent consideration are recognized in the Consolidated Statement of Profit and Loss.

The interest of non-controlling shareholders is initially measured either at fair value or at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity of subsidiaries.

Business combinations between entities under common control is accounted for at carrying value of the assets acquired and liabilities assumed in the Group’s consolidated financial statements.

The payments related to options issued by the Group over the non-controlling interests in its subsidiaries are accounted as financial liabilities and initially recognized at the estimated present value of gross obligations. Such options are subsequently measured at fair value in order to reflect the amount payable under the option at the date at which it becomes exercisable. In the event that the option expires unexercised, the liability is derecognized.

Acquisition

During the year ended March 31, 2023 the Group, completed two business combinations to complement its digital offerings by acquiring 100% voting interests in:

1)	oddity GmbH, oddity group services GmbH, oddity space GmbH, oddity jungle GmbH, oddity code GmbH and oddity waves GmbH (collectively known as oddity), a Germany-based digital marketing, experience, and commerce agencies on April 20, 2022.

2)	BASE life science A/S, a consulting and technology firm in the life Science industry in Europe on September 1, 2022.

These acquisitions are expected to strengthen the Group’s creative, branding and experience design capabilities and augment the Group’s life sciences expertise, scales its digital transformation capabilities with cloud based industry solutions and expand its presence across Europe.

The purchase price is allocated to assets acquired and liabilities assumed based upon determination of fair values at the dates of acquisition as follows:

(In crore)

Component	Acquiree’s carrying amount	Fair value adjustments	Purchase price allocated
Net Assets(1)	103	–	103
Intangible assets –
Customer contracts and relationships#	–	274	274
Vendor relationships#	–	30	30
Brand#	–	24	24
Deferred tax liabilities on intangible assets	–	(80)	(80)
Total	103	248	351
Goodwill			630
Total purchase price			981

(1)	Includes cash and cash equivalents acquired of 26 crore.

#	Useful lives are estimated to be in the range of 1 to 6 years

The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill. The primary items that generated this goodwill are the value of the acquired assembled workforce and estimated synergies, neither of which qualify as an intangible asset.

Goodwill is not tax-deductible. Goodwill pertaining to these business combinations is allocated to operating segments as more fully described in Note 2.3.1

The purchase consideration of 981 crore includes cash of 936 crore and contingent consideration with an estimated fair value of 45 crore as on the date of acquisition.

At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the probabilities assigned towards achievement of financial targets and discount rate of 12.5%. The undiscounted value of contingent consideration as of March 31, 2023 was 58 crore.

Additionally, these acquisitions have shareholder and employee retention bonus payable to the employees of the acquiree over three years, subject to their continuous employment with the Group along with achievement of financial targets for the respective years. Performance and Retention Bonus is recognized in employee benefit expenses in the Consolidated Statement of Profit and Loss over the period of service.

Fair value of trade receivables acquired, is 111 crore as of acquisition date and as of March 31, 2023 the amounts are substantially collected.

Transaction costs that the Group incurs in connection with a business combination such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred. The transaction costs of 7 crore related to the acquisition have been included under administrative expenses in the Consolidated Statement of Profit and Loss for the year ended March 31, 2023.

2.2 PROPERTY, PLANT AND EQUIPMENT

Accounting policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the Management. The charge in respect of periodic depreciation is derived at after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The Group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings (1)	22-25 years
Plant and machinery (1)(2)	5 years
Office equipment	5 years
Computer equipment (1)	3-5 years
Furniture and fixtures (1)	5 years
Vehicles(1)	5 years
Leasehold improvements	Lower of useful life of the asset or lease term

(1)	Based on technical evaluation, the Management believes that the useful lives as given above best represent the period over which the Management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013
(2)	Includes Solar plant with a useful life of 25 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end. The useful lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the three months ended March 31, 2023 are as follows:

(In crore)

Particulars	Land - Freehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at January 1, 2023	1,431	11,530	3,368	1,466	8,895	2,450	1,353	44	30,537
Additions - Business Combination (Refer to Note 2.1)	–	–	–	–	–	–	–	–	–
Additions	2	29	109	55	494	162	103	1	955
Deletions*	(2)	–	(175)	(40)	(877)	(311)	(13)	–	(1,418)
Translation difference	–	3	–	1	7	2	2	–	15
Gross carrying value as at March 31, 2023	1,431	11,562	3,302	1,482	8,519	2,303	1,445	45	30,089
Accumulated depreciation as at January 1, 2023	–	(4,425)	(2,547)	(1,206)	(6,339)	(1,922)	(992)	(39)	(17,470)
Depreciation	–	(109)	(65)	(31)	(354)	(62)	(48)	(1)	(670)
Accumulated depreciation on deletions*	–	–	175	40	871	310	9	–	1,405
Translation difference	–	(1)	–	(1)	(4)	(1)	(1)	–	(8)
Accumulated depreciation as at March 31, 2023	–	(4,535)	(2,437)	(1,198)	(5,826)	(1,675)	(1,032)	(40)	(16,743)
Carrying value as at January 1, 2023	1,431	7,105	821	260	2,556	528	361	5	13,067
Carrying value as at March 31, 2023	1,431	7,027	865	284	2,693	628	413	5	13,346

The changes in the carrying value of property, plant and equipment for the three months ended March 31, 2022 are as follows:

(In crore)

Particulars	Land - Freehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at January 1, 2022	1,430	11,123	3,450	1,414	8,033	2,252	1,205	44	28,951
Additions	1	84	59	14	560	29	24	–	771
Deletions*	–	(1)	(302)	(2)	(77)	(5)	(1)	–	(388)
Translation difference	–	18	3	1	11	2	6	–	41
Gross carrying value as at March 31, 2022	1,431	11,224	3,210	1,427	8,527	2,278	1,234	44	29,375
Accumulated depreciation as at January 1, 2022	–	(3,993)	(2,578)	(1,123)	(5,830)	(1,731)	(811)	(36)	(16,102)
Depreciation	–	(106)	(66)	(30)	(273)	(51)	(40)	(1)	(567)
Accumulated depreciation on deletions*	–	–	302	2	76	5	1	–	386
Translation difference	–	(1)	(2)	1	(7)	(2)	(6)	–	(17)
Accumulated depreciation as at March 31, 2022	–	(4,100)	(2,344)	(1,150)	(6,034)	(1,779)	(856)	(37)	(16,300)
Carrying value as at January 1, 2022	1,430	7,130	872	291	2,203	521	394	8	12,849
Carrying value as at March 31, 2022	1,431	7,124	866	277	2,493	499	378	7	13,075

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2023 are as follows:

(In crore)

Particulars	Land - Freehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2022	1,431	11,224	3,210	1,427	8,527	2,278	1,234	44	29,375
Additions - Business Combination (Refer to Note 2.1)	–	–	–	5	6	1	2	–	14
Additions	2	337	273	122	1,510	364	220	2	2,830
Deletions*	(2)	–	(182)	(76)	(1,563)	(348)	(25)	(1)	(2,197)
Translation difference	–	1	1	4	39	8	14	–	67
Gross carrying value as at March 31, 2023	1,431	11,562	3,302	1,482	8,519	2,303	1,445	45	30,089
Accumulated depreciation as at April 1, 2022	–	(4,100)	(2,344)	(1,150)	(6,034)	(1,779)	(856)	(37)	(16,300)
Depreciation	–	(434)	(273)	(121)	(1,322)	(236)	(187)	(4)	(2,577)
Accumulated depreciation on deletions*	–	–	181	76	1,556	347	21	1	2,182
Translation difference	–	(1)	(1)	(3)	(26)	(7)	(10)	–	(48)
Accumulated depreciation as at March 31, 2023	–	(4,535)	(2,437)	(1,198)	(5,826)	(1,675)	(1,032)	(40)	(16,743)
Carrying value as at April 1, 2022	1,431	7,124	866	277	2,493	499	378	7	13,075
Carrying value as at March 31, 2023	1,431	7,027	865	284	2,693	628	413	5	13,346

*	During the three months and year ended March 31, 2023, certain assets which were not in use having gross book value of 1,414 crore (net book value: Nil) and 1,918 crore (net book value: Nil), respectively were retired.

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2022 are as follows:

(In crore)

Particulars	Land - Freehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2021	1,399	10,565	3,296	1,371	7,639	2,149	1,188	44	27,651
Additions	32	599	256	68	1,542	140	79	–	2,716
Deletions*	–	(1)	(349)	(15)	(672)	(17)	(46)	–	(1,100)
Translation difference	–	61	7	3	18	6	13	–	108
Gross carrying value as at March 31, 2022	1,431	11,224	3,210	1,427	8,527	2,278	1,234	44	29,375
Accumulated depreciation as at April 1, 2021	–	(3,675)	(2,425)	(1,043)	(5,636)	(1,580)	(700)	(32)	(15,091)
Depreciation	–	(417)	(245)	(120)	(1,055)	(210)	(181)	(5)	(2,233)
Accumulated depreciation on deletions*	–	–	330	14	671	16	37	–	1,068
Translation difference	–	(8)	(4)	(1)	(14)	(5)	(12)	–	(44)
Accumulated depreciation as at March 31, 2022	–	(4,100)	(2,344)	(1,150)	(6,034)	(1,779)	(856)	(37)	(16,300)
Carrying value as at April 1, 2021	1,399	6,890	871	328	2,003	569	488	12	12,560
Carrying value as at March 31, 2022	1,431	7,124	866	277	2,493	499	378	7	13,075

*	During the three months ended and year ended March 31, 2022, certain assets which were not in use having gross book value of Nil (net book value: Nil) and 316 crore ( net book value: Nil) respectively, were retired.

(1)	Buildings include 250/- being the value of five shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.

The aggregate depreciation has been included under depreciation and amortization expense in the interim Consolidated Statement of Profit and Loss.

Repairs and maintenance costs are recognized in the Consolidated Statement of Profit and Loss when incurred.

2.3 GOODWILL AND OTHER INTANGIBLE ASSETS

2.3.1 Goodwill

Accounting policy

Goodwill represents the purchase consideration in excess of the Group’s interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquired entity. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds purchase consideration, the fair value of net assets acquired is reassessed and the bargain purchase gain is recognized in capital reserve. Goodwill is measured at cost less accumulated impairment losses.

Impairment

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGU) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition and which represents the lowest level at which goodwill is monitored for internal management purposes. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU. Key assumptions in the cash flow projections are prepared based on current economic conditions and includes estimated long term growth rates, weighted average cost of capital and estimated operating margins.

Following is a summary of changes in the carrying amount of goodwill:

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Carrying value at the beginning	6,195	6,079
Goodwill on acquisitions (Refer to Note 2.1)	630	–
Translation differences	423	116
Carrying value at the end	7,248	6,195

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGU or groups of CGUs, which benefit from the synergies of the acquisition.

2.3.2 Intangible Assets

Accounting policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances) and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Group has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labor, overhead costs that are directly attributable to prepare the asset for its intended use.

Impairment

Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization) had no impairment loss been recognized for the asset in prior years.

2.4 INVESTMENTS

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Non-current Investments
Unquoted
Investments carried at fair value through other comprehensive income
Preference securities	193	192
Equity instruments	3	2
	196	194
Investments carried at fair value through profit or loss
Preference securities	–	24
Compulsorily convertible debentures	–	7
Target maturity fund units	402	–
Others (1)	169	152
	571	183
Quoted
Investments carried at amortized cost
Government bonds	28	–
Tax free bonds	1,742	1,901
	1,770	1,901
Investments carried at fair value through other comprehensive income
Non convertible debentures	2,713	3,718
Government securities	7,319	7,655
	10,032	11,373
Total non-current investments	12,569	13,651
Current Investments
Unquoted
Investments carried at fair value through profit or loss
Liquid mutual fund units	975	2,012
	975	2,012
Investments carried at fair value through other comprehensive income
Commercial Paper	742	–
Certificates of deposit	3,574	3,429
	4,316	3,429
Quoted
Investments carried at amortized cost
Government bonds	–	21
Tax free bonds	150	200
	150	221
Investments carried at fair value through other comprehensive income
Non convertible debentures	1,155	495
Government securities	313	516
	1,468	1,011
Total current investments	6,909	6,673
Total investments	19,478	20,324
Aggregate amount of quoted investments	13,420	14,506
Market value of quoted investments (including interest accrued), current	1,637	1,247
Market value of quoted investments (including interest accrued), non current	12,042	13,612
Aggregate amount of unquoted investments	6,058	5,818
Investments carried at amortized cost	1,920	2,122
Investments carried at fair value through other comprehensive income	16,012	16,007
Investments carried at fair value through profit or loss	1,546	2,195

(1)	Uncalled capital commitments outstanding as at March 31, 2023 and March 31, 2022 was 92 crore and 28 crore, respectively.

Refer to Note 2.10 for Accounting policies on Financial Instruments.

Method of fair valuation:

(In crore)

Class of investment	Method	Fair value as at
		March 31, 2023	March 31, 2022
Liquid mutual fund units	Quoted price	975	2,012
Target maturity fund units	Quoted price	402	–
Tax free bonds and government bonds	Quoted price and market observable inputs	2,148	2,447
Non-convertible debentures	Quoted price and market observable inputs	3,868	4,213
Government securities	Quoted price and market observable inputs	7,632	8,171
Commercial Papers	Market observable inputs	742	–
Certificates of deposit	Market observable inputs	3,574	3,429
Unquoted equity and preference securities - carried at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model	196	194
Unquoted equity and preference securities - carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, Option pricing model	–	24
Unquoted compulsorily convertible debentures - carried at fair value through profit or loss	Discounted cash flows method	–	7
Others	Discounted cash flows method, Market multiples method, Option pricing model	169	152
Total		19,706	20,649

Note: Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.5 LOANS

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Non Current
Loans considered good - Unsecured
Other loans
Loans to employees	39	34
	39	34
Loans credit impaired - Unsecured
Other loans
Loans to employees	2	–
Less: Allowance for credit impairment	(2)	–
	–	–
Total non-current loans	39	34
Current
Loans considered good - Unsecured
Other loans
Loans to employees	289	248
Total current loans	289	248
Total loans	328	282

2.6 OTHER FINANCIAL ASSETS

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Non Current
Security deposits (1)	47	47
Rental deposits (1)	240	186
Unbilled revenues (1)#	1,185	695
Net investment in sublease of right-of-use asset (1)	305	322
Net investment in lease (1)	916	124
Restricted deposits (1)*	96	33
Others (1)	9	53
Total non-current other financial assets	2,798	1,460
Current
Security deposits (1)	10	7
Rental deposits (1)	32	58
Restricted deposits (1)*	2,348	2,177
Unbilled revenues (1)#	8,317	5,659
Interest accrued but not due (1)	488	362
Foreign currency forward and options contracts (2) (3)	101	143
Net investment in sublease of right of-use-asset (1)	53	50
Net investment in lease (1)	6	6
Others (1)	249	265
Total current other financial assets	11,604	8,727
Total other financial assets	14,402	10,187
(1) Financial assets carried at amortized cost	14,301	10,044
(2) Financial assets carried at fair value through other comprehensive income	32	20
(3) Financial assets carried at fair value through profit or loss	69	123

*	Restricted deposits represent deposits with financial institutions to settle employee related obligations as and when they arise during the normal course of business.

#	Classified as financial asset as right to consideration is unconditional and is due only after a passage of time.

2.7 TRADE RECEIVABLES

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Current
Trade Receivable considered good - Unsecured	25,965	23,252
Less: Allowance for expected credit loss	541	554
Trade Receivable considered good - Unsecured	25,424	22,698
Trade Receivable - credit impaired - Unsecured	142	113
Less: Allowance for credit impairment	142	113
Trade Receivable - credit impaired - Unsecured	–	–
Total trade receivables	25,424	22,698

2.8 CASH AND CASH EQUIVALENTS

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Balances with banks
In current and deposit accounts	10,026	13,942
Cash on hand	–	–
Others
Deposits with financial institutions	2,147	3,530
Total cash and cash equivalents	12,173	17,472
Balances with banks in unpaid dividend accounts	37	36
Deposit with more than 12 months maturity	833	1,616
Balances with banks held as margin money deposits against guarantees	–	1

Cash and cash equivalents as at March 31, 2023 and March 31, 2022 include restricted cash and bank balances of 362 crore and 471 crore respectively. The restrictions are primarily on account of bank balances held by irrevocable trusts controlled by the company.

The deposits maintained by the Group with banks and financial institutions comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

2.9 OTHER ASSETS

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Non-current
Capital advances	159	88
Advances other than capital advances
Others
Withholding taxes and others	684	674
Unbilled revenues #	264	246
Defined benefit plan assets	36	20
Prepaid expenses	332	99
Deferred Contract Cost
Cost of obtaining a contract *	191	593
Cost of fulfillment	652	309
Total non-current other assets	2,318	2,029
Current
Advances other than capital advances
Payment to vendors for supply of goods	202	193
Others
Unbilled revenues #	6,972	5,909
Withholding taxes and others	3,268	1,941
Prepaid expenses	2,745	1,996
Deferred Contract Cost
Cost of obtaining a contract *	853	858
Cost of fulfillment	175	91
Other receivables	261	325
Total current other assets	14,476	11,313
Total other assets	16,794	13,342

#	Classified as non financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

*	Includes technology assets taken over by the Group from a customer as a part of transformation project which is not considered as distinct goods or services and the control related to the assets is not transferred to the Group in accordance with Ind AS 115 - Revenue from contract with customers. Accordingly, the same has been considered as a reduction to the total contract value and accounted as Deferred contract cost. The Group has entered into financing arrangements with a third party for these assets. As at March 31, 2023, the financial liability pertaining to such arrangements amounts to 731 crore. This includes, 118 crore was settled directly by the third party to the customer on behalf of the Group and accordingly considered as non-cash transaction (Refer to Note 2.12).

Withholding taxes and others primarily consist of input tax credits and Cenvat recoverable from Government of India.

2.10 FINANCIAL INSTRUMENTS

Accounting policy

2.10.1 Initial recognition

The Group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, which are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.10.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets carried at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Group has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets carried at fair value through profit or loss

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration and financial liability under option arrangements recognized in a business combination which is subsequently measured at fair value through profit or loss.

b. Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for such contracts is generally a bank.

(i) Financial assets or financial liabilities, carried at fair value through profit or loss.

This category includes derivative financial assets or liabilities which are not designated as hedges.

Although the Group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Consolidated Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the Consolidated Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the Consolidated Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the Consolidated Statement of Profit and Loss.

2.10.3 Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Group’s Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.10.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, option pricing model, market multiples, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximates fair value due to the short maturity of these instruments.

2.10.5 Impairment

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenue which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, ECLs are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL.

The Group determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Group considers current and anticipated future economic conditions relating to industries the Group deals with and the countries where it operates.

The amount of ECL (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recorded is recognized as an impairment loss or gain in Consolidated Statement of Profit and Loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at March 31, 2023 are as follows:

  (In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to Note 2.8)	12,173	–	–	–	–	12,173	12,173
Investments (Refer to Note 2.4)
Equity and preference securities	–	–	–	196	–	196	196
Tax free bonds and government	1,920	–	–	–	–	1,920	2,148 (1)
Liquid mutual fund units	–	–	975	–	–	975	975
Target maturity fund units	–	–	402	–	–	402	402
Non convertible debentures	–	–	–	–	3,868	3,868	3,868
Government securities	–	–	–	–	7,632	7,632	7,632
Commercial Paper	–	–	–	–	742	742	742
Certificates of deposit	–	–	–	–	3,574	3,574	3,574
Other investments	–	–	169	–	–	169	169
Trade receivables (Refer to Note 2.7)	25,424	–	–	–	–	25,424	25,424
Loans (Refer to Note 2.5)	328	–	–	–	–	328	328
Other financials assets (Refer to Note 2.6) (3)	14,301	–	69	–	32	14,402	14,318 (2)
Total	54,146	–	1,615	196	15,848	71,805	71,949
Liabilities:
Trade payables	3,865	–	–	–	–	3,865	3,865
Lease liabilities (Refer to Note 2.19)	8,299	–	–	–	–	8,299	8,299
Financial Liability under option arrangements (Refer to Note 2.12)	–	–	600	–	–	600	600
Other financial liabilities (Refer to Note 2.12)	17,359	–	161	–	14	17,534	17,534
Total	29,523	–	761	–	14	30,298	30,298

(1)	On account of fair value changes including interest accrued
(2)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 84 crore
(3)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

The carrying value and fair value of financial instruments by categories as at March 31, 2022 were as follows:

  (In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to Note 2.8)	17,472	–	–	–	–	17,472	17,472
Investments (Refer to Note 2.4)
Equity and preference securities	–	–	24	194	–	218	218
Compulsorily convertible debentures	–	–	7	–	–	7	7
Tax free bonds and government bonds	2,122	–	–	–	–	2,122	2,447 (1)
Liquid mutual fund units	–	–	2,012	–	–	2,012	2,012
Non convertible debentures	–	–	–	–	4,213	4,213	4,213
Government securities	–	–	–	–	8,171	8,171	8,171
Certificates of deposit	–	–	–	–	3,429	3,429	3,429
Other investments	–	–	152	–	–	152	152
Trade receivables (Refer to Note 2.7)	22,698	–	–	–	–	22,698	22,698
Loans (Refer to Note 2.5)	282	–	–	–	–	282	282
Other financials assets (Refer to Note 2.6)(3)	10,044	–	123		20	10,187	10,096 (2)
Total	52,618	–	2,318	194	15,833	70,963	71,197
Liabilities:
Trade payables	4,134	–	–	–	–	4,134	4,134
Lease liabilities (Refer to Note 2.19)	5,474	–	–	–	–	5,474	5,474
Financial Liability under option arrangements (Refer to Note 2.12)	–	–	655	–	–	655	655
Other financial liabilities (Refer to Note 2.12)	15,061	–	181	–	3	15,245	15,245
Total	24,669	–	836	–	3	25,508	25,508

(1)	On account of fair value changes including interest accrued
(2)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 91 crore
(3)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

For trade receivables and trade payables and other assets and payables maturing within one year from the Balance Sheet date, the carrying amounts approximate the fair value due to the short maturity of these instruments.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2023 is as follows:

(In crore)

Particulars	As at March 31, 2023	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments (Refer to note 2.4)
Investments in liquid mutual funds	975	975	–	–
Investments in Target maturity fund units	402	402	–	–
Investments in tax free bonds	2,120	1,331	789	–
Investments in government bonds	28	28	–	–
Investments in non convertible debentures	3,868	1,793	2,075	–
Investment in government securities	7,632	7,549	83	–
Investments in equity instruments	3	–	–	3
Investments in preference securities	193	–	–	193
Investments in commercial paper	742	–	742	–
Investments in certificates of deposit	3,574	–	3,574	–
Other investments	169	–	–	169
Others
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts (Refer to Note 2.6)	101	–	101	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts (Refer to Note 2.12)	78	–	78	–
Financial liability under option arrangements (Refer to Note 2.12)(1)	600	–	–	600
Liability towards contingent consideration (Refer to Note 2.12)(1)	97	–	–	97

(1)	Discount rate ranges from 10% to 15%

During the year ended March 31, 2023, government securities and tax free bonds of 383 crore was transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price. Further, non-convertible debentures of 1,611 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2022 was as follows:

(In crore)

Particulars	As at March 31, 2022	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments (Refer to note 2.4)
Investments in liquid mutual funds	2,012	2,012	–	–
Investments in tax free bonds	2,425	1,238	1,187	–
Investments in government bonds	22	22	–	–
Investments in non convertible debentures	4,213	3,736	477	–
Investment in government securities	8,171	8,046	125	–
Investments in equity instruments	2	–	–	2
Investments in preference securities	216	–	–	216
Investments in certificates of deposit	3,429	–	3,429	–
Investments in compulsorily convertible debentures	7	–	–	7
Other investments	152	–	–	152
Others
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts (Refer to Note 2.6)	143	–	143	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts (Refer to Note 2.12)	61	–	61	–
Financial liability under option arrangements (Refer to Note 2.12)(1)	655	–	–	655
Liability towards contingent consideration (Refer to Note 2.12)(1)	123	–	–	123

(1)	Discount rate ranges from 8% to 14.5%

During the year ended March 31, 2022, tax free bonds and non-convertible debentures of 576 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price. Further, tax free bonds and non-convertible debentures of 965 crore was transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Majority of investments of the Group are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, target maturity fund units, tax free bonds, certificates of deposit, commercial paper, treasury bills, government securities, quoted bonds issued by government and quasi-government organizations and non-convertible debentures. The Group invests after considering counterparty risks based on multiple criteria including Tier I capital, Capital Adequacy Ratio, Credit Rating, Profitability, NPA levels and Deposit base of banks and financial institutions. These risks are monitored regularly as per Group’s risk management program.

2.11 EQUITY

Accounting policy

Ordinary Shares

Ordinary shares are classified as equity share capital. Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

Treasury Shares

When any entity within the Group purchases the company’s ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to / from securities premium.

Description of reserves

Capital Redemption Reserve

In accordance with section 69 of the Indian Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve / retained earnings.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Group.

Securities premium

The amount received in excess of the par value of equity shares has been classified as securities premium. Amounts have been utilized for bonus issue and share buyback from share premium account.

Share options outstanding account

The share options outstanding account is used to record the fair value of equity-settled share based payment transactions with employees. The amounts recorded in share options outstanding account are transferred to securities premium upon exercise of stock options and transferred to general reserve on account of stock options not exercised by employees.

Special Economic Zone Re-investment reserve

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA (1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA (2) of the Income Tax Act, 1961.

Other components of equity

Other components of equity include currency translation, remeasurement of net defined benefit liability / asset, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

Currency translation reserve

The exchange differences arising from the translation of financial statements of foreign subsidiaries with functional currency other than Indian rupees is recognized in other comprehensive income and is presented within equity.

Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the interim condensed Consolidated Statement of Profit and Loss upon the occurrence of the related forecasted transaction.

EQUITY SHARE CAPITAL

(In crore, except as otherwise stated)

Particulars	As at
	March 31, 2023	March 31, 2022
Authorized
Equity shares, 5 par value
480,00,00,000 (480,00,00,000) equity shares	2,400	2,400
Issued, Subscribed and Paid-Up
Equity shares, 5 par value(1)	2,069	2,098
4,13,63,87,925 (4,19,30,12,929) equity shares fully paid-up(2)
	2,069	2,098

Note: Forfeited shares amounted to 1,500 (1,500)

(1)	Refer to Note 2.20 for details of basic and diluted shares
(2)	Net of treasury shares 1,21,72,119 (1,37,25,712)

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. For irrevocable controlled trusts, the corpus would be settled in favor of the beneficiaries.

For details of shares reserved for issue under the employee stock option plan of the Company refer to the note below.

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2023 and March 31, 2022 are as follows:

(In crore, except as stated otherwise)

Particulars	As at March 31, 2023		As at March 31, 2022
	Number of shares	Amount	Number of shares	Amount
As at the beginning of the period	419,30,12,929	2,098	424,51,46,114	2,124
Add: Shares issued on exercise of employee stock options	38,01,344	1	36,74,152	2
Less: Shares bought back	6,04,26,348	30	5,58,07,337	28
As at the end of the period	413,63,87,925	2,069	419,30,12,929	2,098

Capital allocation policy

Effective fiscal 2020, the Company expects to return approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback and/or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the Consolidated Statement of Cash Flows prepared under IFRS. Dividend and buyback include applicable taxes.

Buyback completed in February 2023

In line with the capital allocation policy, the Board, at its meeting held on October 13, 2022, approved the buyback of equity shares, from the open market route through the Indian stock exchanges, amounting to 9,300 crore (Maximum Buyback Size, excluding buyback tax) at a price not exceeding 1,850 per share (Maximum Buyback Price), subject to shareholders' approval by way of Postal Ballot.

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors by way of e-voting on the postal ballot, the results of which were declared on December 3, 2022. The buyback was offered to all equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on December 7, 2022 and was completed on February 13, 2023. During this buyback period the Company had purchased and extinguished a total of 60,426,348 equity shares from the stock exchange at a volume weighted average buyback price of 1,539.06/- per equity share comprising 1.44% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of 9,300 crore (excluding transaction costs and tax on buyback). The Company funded the buyback from its free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013.

In accordance with section 69 of the Companies Act, 2013, as at March 31, 2023, the Company has created ‘Capital Redemption Reserve’ of 30 crore equal to the nominal value of the shares bought back as an appropriation from general reserve and retained earnings.

Buyback completed in September 2021

In line with the capital allocation policy, the Board, at its meeting held on April 14, 2021, approved the buyback of equity shares, from the open market route through the Indian stock exchanges, amounting to 9,200 crore (Maximum Buyback Size, excluding buyback tax) at a price not exceeding 1,750 per share (Maximum Buyback Price), subject to shareholders' approval in the ensuing Annual General Meeting.

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors in the Annual General meeting held on June 19, 2021.

The buyback was offered to all equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on June 25, 2021 and was completed on September 8, 2021. During this buyback period, the Company had purchased and extinguished a total of 55,807,337 equity shares from the stock exchange at a volume weighted average buy back price of 1,648.53/- per equity share comprising 1.31% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of 9,200 crore (excluding transaction costs and tax on buyback). The Company funded the buyback from its free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013.

In accordance with section 69 of the Companies Act, 2013, as at March 31, 2022, the Company has created ‘Capital Redemption Reserve’ of 28 crore equal to the nominal value of the shares bought back as an appropriation from general reserve.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2023, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

Dividend

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company’s Board of Directors. Income tax consequences of dividends on financial instruments classified as equity will be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits.

The Company declares and pays dividends in Indian rupees. Companies are required to pay/distribute dividend after deducting applicable taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

The amount of per share dividend recognized as distribution to equity shareholders in accordance with Companies Act 2013 is as follows:

(in )

Particulars	Three months ended March 31,		Year ended March 31,
	2023	2022	2023	2022
Final dividend for fiscal 2021	–	–	–	15.00
Interim dividend for fiscal 2022	–	–	–	15.00
Final dividend for fiscal 2022	–	–	16.00	–
Interim dividend for fiscal 2023	–	–	16.50	–

During the year ended March 31, 2023, on account of the final dividend for fiscal 2022 and interim dividend for fiscal 2023, the Company has incurred a net cash outflow of 13,632 crore (excluding dividend paid on treasury shares).

The Board of Directors in their meeting held on April 13, 2023 recommended a final dividend of 17.50/- per equity share for the financial year ended March 31, 2023. This payment is subject to the approval of shareholders in the AGM of the Company to be held on June 28, 2023 and if approved, would result in a net cash outflow of approximately 7,239 crore (excluding dividend paid on treasury shares).

Employee Stock Option Plan (ESOP):

Accounting policy

The Group recognizes compensation expense relating to share-based payments in net profit based on estimated fair values of the awards on the grant date. The estimated fair value of awards is recognized as an expense in the statement of profit and loss on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

Infosys Expanded Stock Ownership Program 2019 (the 2019 Plan) :

On June 22, 2019 pursuant to approval by the shareholders in the Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 Plan shall not exceed 5,00,00,000 equity shares. To implement the 2019 Plan, up to 4,50,00,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The Restricted Stock Units (RSUs) granted under the 2019 Plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the Company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of 1 to maximum of 3 years from the grant date.

2015 Stock Incentive Compensation Plan (the 2015 Plan) :

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 Plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). These instruments will generally vest over a period of 4 years. The plan numbers mentioned above are further adjusted with the September 2018 bonus issue.

The equity settled and cash settled RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee (NARC). The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Controlled trust holds 1,21,72,119 and 1,37,25,712 shares as at March 31, 2023 and March 31, 2022, respectively, under the 2015 Plan. Out of these shares, 200,000 equity shares each have been earmarked for welfare activities of the employees as at March 31, 2023 and March 31, 2022.

The following is the summary of grants made during the three months and year ended March 31, 2023 and March 31, 2022:

Particulars	2019 Plan				2015 Plan
	Three months ended March 31,		Year ended March 31,		Three months ended March 31,		Year ended March 31,
	2023	2022	2023	2022	2023	2022	2023	2022
Equity Settled RSUs
Key Managerial Personnel (KMP)	33,750	74,800	210,643	148,762	80,154	182,846	367,479	284,543
Employees other than KMP	3,329,240	2,701,867	3,704,014	2,701,867	1,736,925	1,280,610	1,784,975	1,305,880
	3,362,990	2,776,667	3,914,657	2,850,629	1,817,079	1,463,456	2,152,454	1,590,423
Cash settled RSU
Key Managerial Personnel (KMP)	–	–	–	–	–	–	–	–
Employees other than KMP	–	–	–	–	92,400	49,960	92,400	49,960
	–	–	–	–	92,400	49,960	92,400	49,960
Total Grants	3,362,990	2,776,667	3,914,657	2,850,629	1,909,479	1,513,416	2,244,854	1,640,383

Notes on grants to KMP:

CEO & MD

Based on the recommendations of the Board and the approval of the shareholders at the AGM held on June 25, 2022, Salil Parekh has been reappointed as the CEO and MD of the Company for a term commencing on July 1, 2022 and ending on March 31, 2027. The remuneration is approved by the shareholders in the AGM. The revised employment agreement is effective July 1, 2022.

Under the 2015 Plan:

The Board, on April 13, 2022, based on the recommendations of the Nomination and Remuneration Committee, in accordance with the terms of his employment agreement effective till June 30, 2022, approved the grant of performance-based RSUs of fair value of 13 crore for fiscal 2023 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 84,361 performance based RSU’s were granted effective May 2, 2022.

Further, in line with the shareholders approval and revised employment contract which is effective July 1, 2022, the Board, on July 24, 2022, based on the recommendations of the Nomination and Remuneration Committee:

•	Approved the grant of performance-based RSUs (Annual performance equity grant) of fair value of 21.75 crore for fiscal 2023 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 140,228 performance based RSU’s were granted effective August 1, 2022.

•	Approved the performance-based grant of RSUs (Annual performance equity ESG grant) of fair value of 2 crore for fiscal 2023 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain environment, social and governance milestones as determined by the Board. Accordingly, 12,894 performance based RSU’s were granted effective August 1, 2022.

•	Approved the performance-based grant of RSUs (Annual performance Equity TSR grant) of fair value of 5 crore for fiscal 2023 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on Company’s performance on cumulative relative TSR over the years and as determined by the Board. Accordingly, 32,236 performance based RSU’s were granted effective August 1, 2022.

For the above RSUs, the grant date in accordance with Ind AS 102, Share based payment is July 1, 2022

Further, in accordance with the employee agreement which has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value 3 crore which will vest overtime in three equal annual installments upon the completion of each year of service from the respective grant date. Accordingly, annual time-based grant of 19,341 RSUs was made effective February 1, 2023 for fiscal 2023.

Though the annual time based grants and annual performance equity TSR grant for the remaining employment term ending on March 31, 2027 have not been granted as of March 31, 2023, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with Ind AS 102, Share based payment.

Under the 2019 Plan:

The Board, on April 13, 2022, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 10 crore for fiscal 2023 under the 2019 Plan. These RSUs will vest in line with the employment agreement effective till June 30, 2022 based on achievement of certain performance targets. Accordingly, 64,893 performance based RSU’s were granted effective May 2, 2022.

Other KMP

Under the 2015 Plan:

During the year ended March 31, 2023, based on recommendations of Nomination and Remuneration Committee, the Board approved 66,872 time based RSUs and 11,547 performance based RSUs to other KMP under the 2015 plan. Time based RSUs will vest over four years and performance based RSUs will vest over three years based on certain performance targets.

Under the 2019 Plan:

During the year ended March 31, 2023, based on recommendations of Nomination and Remuneration Committee, the Board approved performance based grants of 1,45,750 RSUs to other KMPs under the 2019 plan. These RSUs will vest over three years based on achievement of certain performance targets.

The break-up of employee stock compensation expense is as follows:

   (in crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2023	2022	2023	2022
Granted to:
KMP#	8	14	49	65
Employees other than KMP	125	99	470	350
Total (1)	133	113	519	415
(1) Cash-settled stock compensation expense included in the above	2	4	5	22

#	Includes reversal of employee stock compensation expense on account of resignation/retirement of key managerial personnel.

The fair value of the awards are estimated using the Black-Scholes Model for time and non-market performance based options and Monte Carlo simulation model is used for TSR based options.

The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company’s publicly traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative company have been modelled based on historical movements in the market prices of their publicly traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity settled award is estimated on the date of grant using the following assumptions:

Particulars	For options granted in
	Fiscal 2023- Equity Shares-RSU	Fiscal 2023- ADS-RSU	Fiscal 2022- Equity Shares-RSU	Fiscal 2022- ADS-RSU
Weighted average share price () / ($ ADS)	1,525	18.08	1,791	24.45
Exercise price () / ($ ADS)	5.00	0.07	5.00	0.07
Expected volatility (%)	23-32	27-34	20-35	25-36
Expected life of the option (years)	1-4	1-4	1-4	1-4
Expected dividends (%)	2-3	2-3	2-3	2-3
Risk-free interest rate (%)	5-7	2-5	4-6	1-3
Weighted average fair value as on grant date () / ($ ADS)	1,210	13.69	1,548	20.82

The expected life of the RSU/ESOP is estimated based on the vesting term and contractual term of the RSU/ESOP, as well as expected exercise behavior of the employee who receives the RSU/ESOP.

2.12 OTHER FINANCIAL LIABILITIES

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Non-current
Others
Accrued compensation to employees (1)	5	8
Accrued expenses (1)	1,628	946
Compensated absences	83	92
Financial liability under option arrangements (2) #	–	655
Payable for acquisition of business - Contingent consideration (2)	–	56
Other Payables (1)(4)	342	580
Total non-current other financial liabilities	2,058	2,337
Current
Unpaid dividends (1)	37	36
Others
Accrued compensation to employees (1)	4,174	4,061
Accrued expenses (1)	7,802	7,476
Retention monies (1)	20	13
Payable for acquisition of business - Contingent consideration (2)	97	67
Payable by controlled trusts (1)	211	211
Compensated absences	2,399	2,182
Financial liability under option arrangements (2) #	600	–
Foreign currency forward and options contracts (2) (3)	78	61
Capital creditors (1)	674	431
Other payables (1)(4)	2,466	1,299
Total current other financial liabilities	18,558	15,837
Total other financial liabilities	20,616	18,174
(1) Financial liability carried at amortized cost	17,359	15,061
(2) Financial liability carried at fair value through profit or loss	761	836
(3) Financial liability carried at fair value through other comprehensive income	14	3
Contingent consideration on undiscounted basis	101	132

(4)	Deferred contract cost (Refer to Note 2.9) includes technology assets taken over by the Group from a customer as a part of transformation project which is not considered as distinct goods or services and the control related to the assets is not transferred to the Group in accordance with Ind AS 115 - Revenue from contract with customers. Accordingly, the same has been considered as a reduction to the total contract value and accounted as Deferred contract cost. The Group has entered into financing arrangements with a third party for these assets. As at March 31, 2023, the financial liability pertaining to such arrangements amounts to 731 crore. During the year ended March 31, 2023, 118 crore was settled directly by the third party to the customer on behalf of the Group and accordingly considered as non-cash transaction.

#	Represents liability related to options issued by the Group over the non-controlling interests in its subsidiaries

Accrued expenses primarily relates to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance.

2.13 OTHER LIABILITIES

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Non-current
Others
Deferred income - government grants	43	64
Accrued defined benefit liability	445	367
Deferred income	6	9
Others	6	11
Total non-current other liabilities	500	451
Current
Unearned revenue	7,163	6,324
Others
Withholding taxes and others	3,632	2,834
Accrued defined benefit liability	4	5
Deferred income - government grants	29	11
Others	2	4
Total current other liabilities	10,830	9,178
Total other liabilities	11,330	9,629

2.14 PROVISIONS

Accounting policy

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post sales client support

The Group provides its clients with a fixed-period post sales support on its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in Consolidated Statement of Profit and Loss. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

Provision for post-sales client support and other provisions:

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Current
Others
Post-sales client support and other provisions	1,307	975
Total provisions	1,307	975

Provision for post sales client support and other provisions majorly represents costs associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 year.

Provision for post sales client support and other provisions is included in cost of sales in the condensed consolidated statement of profit and loss.

2.15 INCOME TAXES

Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Consolidated Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity or other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.

The Group offsets current tax assets and current tax liabilities; deferred tax assets and deferred tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to equity.

Income tax expense in the Consolidated Statement of Profit and Loss comprises:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2023	2022	2023	2022
Current taxes	2,260	1,825	9,287	7,811
Deferred taxes	72	23	(73)	153
Income tax expense	2,332	1,848	9,214	7,964

Income tax expense for the three months ended March 31, 2023 and March 31, 2022 includes reversal (net of provisions) of 71 crore and 242 crore, respectively. Income tax expense for the year ended March 31, 2023 and March 31, 2022 includes reversal (net of provisions) of 106 crore and 268 crore, respectively. These reversals pertaining to prior periods are primarily on account of adjudication of certain disputed matters, upon filing of tax return and completion of assessments, across various jurisdictions.

Deferred income tax for three months and year months ended March 31, 2023 and March 31, 2022 substantially relates to origination and reversal of temporary differences.

The Company’s Advanced Pricing Arrangement (APA) with the Internal Revenue Service (IRS) for US branch income tax expired in March 2021. The Company has applied for renewal of APA and currently the US taxable income is based on the Company’s best estimate determined based on the expected value method.

2.16 REVENUE FROM OPERATIONS

Accounting policy

The Group derives revenues primarily from IT services comprising software development and related services, cloud and infrastructure services, maintenance, consulting and package implementation, licensing of software products and platforms across the Group’s core and digital offerings (together called as “software related services”) and business process management services. Contracts with customers are either on a time-and-material, unit of work, fixed-price or on a fixed-timeframe basis.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved in writing by the parties, to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services (“performance obligations”) to customers in an amount that reflects the consideration the Group has received or expects to receive in exchange for these products or services (“transaction price”). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. The Group allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Group estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services.

The Group’s contracts may include variable consideration including rebates, volume discounts and penalties. The Group includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit of work based contracts, are recognized as the related services are performed. Fixed price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Group’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended are used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contracts and are recognized in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance based billing and / or milestone based progress billings. Revenues in excess of billing are classified as unbilled revenue while billing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Group measures the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Group is unable to determine the standalone selling price, the Group uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Certain cloud and infrastructure services contracts include multiple elements which may be subject to other specific accounting guidance, such as leasing guidance. These contracts are accounted in accordance with such specific accounting guidance. In such arrangements where the Group is able to determine that hardware and services are distinct performance obligations, it allocates the consideration to these performance obligations on a relative standalone selling price basis. In the absence of standalone selling price, the Group uses the expected cost-plus margin approach in estimating the standalone selling price. When such arrangements are considered as a single performance obligation, revenue is recognized over the period and measure of progress is determined based on promise in the contract.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license are made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period.

Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Group uses the expected cost plus margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably on a straight line basis over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the group first evaluates whether it controls the good or service before it is transferred to the customer. The Group considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the goods or service and therefore is acting as a principal or an agent.

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Group expects to recover them.

Certain eligible, nonrecurring costs (e.g. set-up or transition or transformation costs) that do not represent a separate performance obligation are recognized as an asset when such costs (a) relate directly to the contract; (b) generate or enhance resources of the Group that will be used in satisfying the performance obligation in the future; and (c) are expected to be recovered.

Capitalized contract costs relating to upfront payments to customers are amortized to revenue and other capitalized costs are amortized to expenses over the respective contract life on a systematic basis consistent with the transfer of goods or services to customer to which the asset relates. Capitalized costs are monitored regularly for impairment. Impairment losses are recorded when present value of projected remaining operating cash flows is not sufficient to recover the carrying amount of the capitalized costs.

The Group presents revenues net of indirect taxes in its Interim Condensed Consolidated Statement of Profit and Loss.

Revenue from operation for the three months and year ended March 31, 2023 and March 31, 2022 are as follows:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2023	2022	2023	2022
Revenue from software services	35,199	30,111	137,575	113,536
Revenue from products and platforms	2,242	2,165	9,192	8,105
Total revenue from operations	37,441	32,276	146,767	121,641

Disaggregated revenue information

The table below presents disaggregated revenues from contracts with customers by geography and offerings for each of our business segments. The Group believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other economic factors.

For the three months ended March 31, 2023 and March 31, 2022:

(In crore)

Particulars	Financial Services (1)	Retail(2)	Communication (3)	Energy , Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences(4)	Others (5)	Total
Revenues by Geography*
North America	6,947	3,799	2,580	2,653	1,892	2,813	1,888	270	22,842
	6,431	3,128	2,395	1,948	1,648	2,458	1,574	243	19,825
Europe	1,848	1,470	1,007	1,778	3,028	71	745	141	10,088
	1,696	1,235	932	1,561	2,053	58	532	61	8,128
India	493	16	37	50	23	89	9	264	981
	570	17	50	51	17	117	6	212	1,040
Rest of the world	1,530	252	787	344	135	16	39	427	3,530
	1,399	237	755	312	98	16	28	438	3,283
Total	10,818	5,537	4,411	4,825	5,078	2,989	2,681	1,102	37,441
	10,096	4,617	4,132	3,872	3,816	2,649	2,140	954	32,276
Revenue by offerings
Digital	5,864	3,753	2,839	3,092	3,580	2,034	1,793	591	23,546
	5,330	2,924	2,722	2,317	2,508	1,589	1,268	443	19,101
Core	4,954	1,784	1,572	1,733	1,498	955	888	511	13,895
	4,766	1,693	1,410	1,555	1,308	1,060	872	511	13,175
Total	10,818	5,537	4,411	4,825	5,078	2,989	2,681	1,102	37,441
	10,096	4,617	4,132	3,872	3,816	2,649	2,140	954	32,276

For the year ended March 31, 2023 and March 31, 2022:

(In crore)

Particulars	Financial Services (1)	Retail(2)	Communication (3)	Energy , Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences(4)	Others (5)	Total
Revenues by Geography*
North America	28,086	14,700	10,903	9,953	7,560	11,101	7,334	1,087	90,724
	24,410	11,989	8,474	7,430	6,303	9,342	6,173	937	75,058
Europe	7,373	5,344	3,836	6,993	10,910	275	2,580	364	37,675
	6,746	4,759	3,598	5,766	6,606	224	2,203	227	30,129
India	1,909	72	164	213	84	423	28	968	3,861
	1,933	90	315	153	69	412	27	586	3,585
Rest of the world	6,395	1,088	3,183	1,380	481	68	143	1,769	14,507
	5,813	896	2,795	1,135	358	58	114	1,700	12,869
Total	43,763	21,204	18,086	18,539	19,035	11,867	10,085	4,188	146,767
	38,902	17,734	15,182	14,484	13,336	10,036	8,517	3,450	121,641
Revenue by offerings
Digital	24,006	13,970	11,959	11,627	13,626	7,629	6,394	2,062	91,273
	20,391	10,857	9,310	8,412	8,240	5,817	4,925	1,452	69,404
Core	19,757	7,234	6,127	6,912	5,409	4,238	3,691	2,126	55,494
	18,511	6,877	5,872	6,072	5,096	4,219	3,592	1,998	52,237
Total	43,763	21,204	18,086	18,539	19,035	11,867	10,085	4,188	146,767
	38,902	17,734	15,182	14,484	13,336	10,036	8,517	3,450	121,641

(1)	Financial Services include enterprises in Financial Services and Insurance

(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3)	Communication includes enterprises in Communication, Telecom OEM and Media

(4)	Life Sciences includes enterprises in Life sciences and Health care

(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

*	Geographical revenue is based on the domicile of customer

Digital Services

Digital Services comprise of service and solution offerings of the Group that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and big data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cyber security systems.

Core Services

Core Services comprise traditional offerings of the Group that have scaled and industrialized over a number of years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Products & platforms

The Group also derives revenues from the sale of products and platforms including Finacle – core banking solution, Edge Suite of products, Panaya platform, Infosys Equinox, Infosys Helix, Infosys Applied AI, Infosys Cortex, Stater digital platform and Infosys McCamish – insurance platform.

Trade Receivables and Contract Balances

The timing of revenue recognition, billings and cash collections results in receivables, unbilled revenue, and unearned revenue on the Group’s Consolidated Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

The Group’s receivables are rights to consideration that are unconditional. Unbilled revenues comprising revenues in excess of billings from time and material contracts and fixed price maintenance contracts are classified as financial asset when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed price contracts is based on milestones as defined in the contract and therefore the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore unbilled revenues for other fixed price contracts (contract asset) are classified as non-financial asset because the right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivables and unbilled revenues are presented net of impairment in the consolidated Balance Sheet.

2.17 OTHER INCOME, NET

Accounting policy

Other income is comprised primarily of interest income, dividend income, gain/loss on investment and exchange gain/loss on forward and options contracts and on translation of foreign currency assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

Foreign currency

Accounting policy

Functional currency

The functional currency of Infosys, Infosys BPM, EdgeVerve, Skava and controlled trusts is the Indian rupee. The functional currencies for foreign subsidiaries are their respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are recognized in the Consolidated Statement of Profit and Loss and reported within exchange gains/ (losses) on translation of assets and liabilities, net, except when deferred in Other Comprehensive Income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction. The related revenue and expense are recognized using the same exchange rate.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the presentation currency is performed for assets and liabilities using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in full, the relevant amount is transferred to net profit in the Consolidated Statement of Profit and Loss. However when a change in the parent’s ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Other Comprehensive Income, net of taxes includes translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the Balance Sheet date.

Government grant

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in net profit in the interim condensed Consolidated Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the interim condensed consolidated Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

Other income for the three months and year ended March 31, 2023 and March 31, 2022 is as follows:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2023	2022	2023	2022
Interest income on financial assets carried at amortized cost
Tax free bonds and Government bonds	36	37	149	152
Deposit with Bank and others	161	190	712	851
Interest income on financial assets carried at fair value through other comprehensive income
Non-convertible debentures, commercial paper, certificates of deposit and government securities	231	189	955	642
Income on investments carried at fair value through profit or loss:
Gain / (loss) on liquid mutual funds and other investments	61	77	148	177
Income on investments carried at fair value through other comprehensive income	–	–	1	1
Exchange gains / (losses) on forward and options contracts	142	(86)	(647)	88
Exchange gains / (losses) on translation of other assets and liabilities	(91)	199	1,062	186
Miscellaneous income, net	131	31	321	198
Total other income	671	637	2,701	2,295

2.18 EXPENSES

Accounting policy

Gratuity and Pensions

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees majorly of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee’s salary and the tenure of employment with the Group. The Company contributes Gratuity liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Group operates defined benefit pension plan in certain overseas jurisdictions, in accordance with the local laws. These plans are managed by third party fund managers. The plans provide for periodic payouts after retirement and/or for a lumpsum payment as set out in rules of each fund and includes death and disability benefits. The defined benefit plans require contributions which are based on a percentage of salary that varies depending on the age of the respective employees

Liabilities with regard to these defined benefit plans are determined by actuarial valuation, performed by an external actuary, at each Balance Sheet date using the projected unit credit method. These defined benefit plans expose the Group to actuarial risks, such as longevity risk, interest rate risk and market risk.

The Group recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability / (asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in net profit in the Consolidated Statement of Profit and Loss.

Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the Government of India. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee’s salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The Companies have no further obligation to the plan beyond its monthly contributions.

Superannuation

Certain employees of Infosys, Infosys BPM and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2023	2022	2023	2022
Employee benefit expenses
Salaries including bonus	19,526	15,990	75,239	61,522
Contribution to provident and other funds	547	457	2,143	1,617
Share based payments to employees (Refer to Note 2.11)	133	113	519	415
Staff welfare	105	98	458	432
	20,311	16,658	78,359	63,986
Cost of software packages and others
For own use	496	407	1,937	1,417
Third party items bought for service delivery to clients	2,390	1,861	8,965	5,394
	2,886	2,268	10,902	6,811
Other expenses
Repairs and maintenance	331	268	1,208	1,066
Power and fuel	46	32	176	132
Brand and marketing	265	190	905	553
Short-term leases	25	15	92	61
Rates and taxes	78	85	299	265
Consumables	41	40	158	146
Insurance	43	44	174	164
Provision for post-sales client support and others	(80)	3	120	78
Commission to non-whole time directors	4	4	15	11
Impairment loss recognized / (reversed) under expected credit loss model	86	29	283	170
Contributions towards Corporate Social Responsibility	151	78	471	426
Others	156	128	491	352
	1,146	916	4,392	3,424

During the year ended March 31, 2022, in accordance with the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021 (“the Rules”), the Company transferred certain assets to its controlled subsidiary ‘Infosys Green Forum’ a Company created under Section 8 of the Companies Act, 2013.

2.19 Leases

Accounting Policy

The Group as a lessee

The Group’s lease asset classes primarily consist of leases for land, buildings and computers. The Group assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the group assesses whether: (1) the contract involves the use of an identified asset (2) the Group has substantially all of the economic benefits from use of the asset through the period of the lease and (3) the Group has the right to direct the use of the asset.

At the date of commencement of the lease, the Group recognizes a right-of-use asset (“ROU”) and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

As a lessee, the Group determines the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Group makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Company considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Group’s operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances.

Certain lease arrangements includes the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The right-of-use assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset.

Right-of-use assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases. Lease liabilities are remeasured with a corresponding adjustment to the related right-of-use asset if the Group changes its assessment if whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Group as a lessor

Leases for which the Group is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

Following are the changes in the carrying value of right-of-use assets for the three months ended March 31, 2023:

(In crore)

Particulars	Category of ROU asset
	Land	Buildings	Vehicles	Computers	Total
Balance as of January 1, 2023	624	3,847	15	1,994	6,480
Additions	–	228	2	651	881
Deletions	–	(33)	–	(124)	(157)
Depreciation	(2)	(171)	(3)	(179)	(355)
Translation difference	1	25	1	6	33
Balance as of March 31, 2023	623	3,896	15	2,348	6,882

Following are the changes in the carrying value of right-of-use assets for the three months ended March 31, 2022:

(In crore)

Particulars	Category of ROU asset
	Land	Buildings	Vehicles	Computers	Total
Balance as of January 1, 2022	629	3,742	15	347	4,733
Additions	–	147	3	170	320
Deletions	–	(15)	–	(12)	(27)
Depreciation	(1)	(171)	(2)	(41)	(215)
Translation difference	–	8	–	4	12
Balance as of March 31, 2022	628	3,711	16	468	4,823

Following are the changes in the carrying value of right-of-use assets for the year ended March 31, 2023:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of April 1, 2022	628	3,711	16	468	4,823
Additions	–	847	8	2,646	3,501
Deletions	–	(45)	–	(364)	(409)
Depreciation	(6)	(671)	(10)	(499)	(1,186)
Translation difference	1	54	1	97	153
Balance as of March 31, 2023	623	3,896	15	2,348	6,882

Following are the changes in the carrying value of right-of-use assets for the year ended March 31, 2022:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of April 1, 2021	630	3,984	19	161	4,794
Additions	–	449	6	459	914
Deletions	–	(85)	–	(47)	(132)
Depreciation	(6)	(657)	(10)	(108)	(781)
Translation difference	4	20	1	3	28
Balance as of March 31, 2022	628	3,711	16	468	4,823

The aggregate depreciation expense on ROU assets is included under depreciation and amortization expense in the interim condensed Consolidated Statement of Profit and Loss.

The following is the break-up of current and non-current lease liabilities as at March 31, 2023 and March 31, 2022:

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Current lease liabilities	1,242	872
Non-current lease liabilities	7,057	4,602
Total	8,299	5,474

2.20 BASIC AND DILUTED SHARES USED IN COMPUTING EARNINGS PER EQUITY SHARE

Accounting policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Group by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Group by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

2.21 CONTINGENT LIABILITIES AND COMMITMENTS

Accounting policy

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Contingent liabilities :
Claims against the Group, not acknowledged as debts(1)	4,762	4,641
[Amount paid to statutory authorities 6,539 crore (6,006 crore)]
Commitments :
Estimated amount of contracts remaining to be executed on capital contracts and not provided for (net of advances and deposits)(2)	959	1,245
Other commitments*	92	28

*	Uncalled capital pertaining to investments

(1)	As at March 31, 2023 and March 31, 2022, claims against the Group not acknowledged as debts in respect of income tax matters amounted to 4,062 crore and 4,001 crore, respectively.

The claims against the Group primarily represent demands arising on completion of assessment proceedings under the Income Tax Act, 1961. These claims are on account of multiple issues of disallowances such as disallowance of profits earned from STP Units and SEZ Units, disallowance of deductions in respect of employment of new employees under section 80JJAA, disallowance of expenditure towards software being held as capital in nature, payments made to Associated Enterprises held as liable for withholding of taxes. These matters are pending before various Income Tax Authorities and the Management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group’s financial position and results of operations.

Amount paid to statutory authorities against the tax claims amounted to 6,528 crore and 5,996 crore as at March 31, 2023 and March 31, 2022, respectively.

(2)	Capital contracts primarily comprises of commitments for infrastructure facilities and computer equipments.

Legal Proceedings

The Group is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Group’s management reasonably expects that these legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Group’s results of operations or financial condition.

2.22 RELATED PARTY TRANSACTIONS

Refer to the Company’s Annual Report for the year ended March 31, 2022 for the full names and other details of the Company’s subsidiaries and controlled trusts.

Changes in Subsidiaries

During the year ended March 31, 2023, the following are the changes in the subsidiaries:

-	On April 20, 2022, Infosys Germany GmbH (formerly Kristall 247. GmbH (“Kristall”)) (a wholly owned subsidiary of Infosys Singapore Pte. Ltd. (formerly Infosys Consulting Pte. Ltd)) acquired 100% of voting interests in oddity space GmbH, oddity jungle GmbH, oddity waves GmbH, oddity group services GmbH, oddity code GmbH along with its subsidiary oddity code d.o.o., and oddity GmbH along with its two subsidiaries oddity (Shanghai) Co. Ltd., oddity Limited(Taipei).
-	Infosys Consulting S.R.L. (Argentina) (formerly a Wholly-owned subsidiary of Infosys Consulting Holding AG) became the majority owned and controlled subsidiary of Infosys Limited with effect from April 1, 2022.
-	Panaya GmbH renamed as Infosys Financial Services GmbH.
-	Infosys Arabia Limited, a majority owned and controlled subsidiary of Infosys Limited is under liquidation.
-	Infosys Public Services Canada Inc., a wholly owned subsidiary of Infosys Public Services Inc. was incorporated on July 8, 2022.
-	On September 1, 2022, Infosys Singapore Pte. Ltd. (formerly Infosys Consulting Pte. Ltd) (a Wholly-owned subsidiary of Infosys Limited) acquired 100% of voting interests in BASE life science A/S along with its seven subsidiaries BASE life science AG, BASE life science GmbH, BASE life science Ltd., BASE life science S.A.S., BASE life science S.r.l., Innovisor Inc. and BASE life science Inc.
-	BASE life science SL., a wholly owned subsidiary of BASE life science A/S was incorporated on September 6, 2022
-	Panaya Germany GmbH, a wholly owned subsidiary of Panaya Inc. was incorporated on December 15, 2022.
-	GuideVision UK Ltd, a wholly-owned subsidiary of GuideVision s.r.o. is under liquidation.
-	Infosys Norway, a wholly-owned subsidiary of Infosys Singapore Pte. Ltd. (formerly Infosys Consulting Pte. Ltd.) was Incorporated on February 7, 2023.
-	Infosys Consulting Pte. Ltd. renamed as Infosys Singapore Pte. Ltd.
-	Infosys Financial Services GmbH. (formerly Panaya GmbH) became a wholly-owned subsidiary of Infosys Singapore Pte. Ltd with effect from February 23, 2023.

Change in key management personnel

The following are the changes in the key management personnel:

Independent directors:

-	D. Sundaram (appointed as lead independent director effective March 23, 2023)
-	Kiran Mazumdar-Shaw (retired as lead independent director effective March 22, 2023)
-	Govind Iyer (appointed as independent director effective January 12, 2023)

Executive Officers:

-	Shaji Mathew (appointed as a Group Head - Human Resources effective March 22, 2023)
-	Krishnamurthy Shankar (retired as a Group Head - Human Resources effective March 21, 2023)
-	Mohit Joshi (resigned as President effective March 11, 2023 and will be on leave till his last date with the company which will be June 9, 2023)
-	Ravi Kumar S (resigned as President effective October 11, 2022)

Transaction with key management personnel:

The table below describes the compensation to key management personnel which comprise directors and executive officers:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2023	2022	2023	2022
Salaries and other short term employee benefits to whole-time directors and executive officers (1)(2)	25	29	111	134
Commission and other benefits to non-executive/independent directors	4	4	16	11
Total	29	33	127	145

(1)	Total employee stock compensation expense for the three months ended March 31, 2023 and March 31, 2022 includes a charge of 8 crore and 14 crore, respectively, towards key managerial personnel. For the year ended March 31, 2023 and March 31, 2022 includes a charge of 49 crore and 65 crore, respectively, towards key managerial personnel (Refer to Note 2.11). Stock compensation expense for the three months and year ended March 31, 2023 include reversal of expense on account of resignation/ retirement of key mangement personnel.

(2)	Does not include post-employment benefits and other long-term benefits based on actuarial valuation as these are done for the Company as a whole.

2.23 SEGMENT REPORTING

Ind AS 108, Operating segments, establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group’s operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. The Chief Operating Decision Maker (CODM) evaluates the Group’s performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the accounting policies.

Business segments of the Group are primarily enterprises in Financial Services and Insurance, enterprises in Manufacturing, enterprises in Retail, Consumer Packaged Goods and Logistics, enterprises in the Energy, Utilities, Resources and Services, enterprises in Communication, Telecom OEM and Media, enterprises in Hi-Tech, enterprises in Life Sciences and Healthcare and all other segments. The Financial services reportable segments has been aggregated to include the Financial Services operating segment and Finacle operating segment because of the similarity of the economic characteristics. All other segments represent the operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for 'all other segments' represents revenue generated by Infosys Public services and revenue generated from customers located in India, Japan and China and other enterprises in Public services. Allocated expenses of segments include expenses incurred for rendering services from the Group’s offshore software development centers and on-site expenses, which are categorized in relation to the associated efforts of the segment. Certain expenses such as depreciation and amortization, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

Assets and liabilities used in the Group’s business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Disclosure of revenue by geographic locations is given in note 2.16 Revenue from operations.

Business Segments

Three months ended March 31, 2023 and March 31, 2022:

(In crore)

Particulars	Financial Services (1)	Retail (2)	Communication (3)	Energy, Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences (4)	All other segments (5)	Total
Revenue from operations	10,818	5,537	4,411	4,825	5,078	2,989	2,681	1,102	37,441
	10,096	4,617	4,132	3,872	3,816	2,649	2,140	954	32,276
Identifiable operating expenses	6,161	2,869	2,613	2,614	3,248	1,734	1,514	701	21,454
	5,801	2,299	2,532	2,041	2,691	1,543	1,220	642	18,769
Allocated expenses	2,057	1,034	840	909	928	505	462	254	6,989
	1,717	802	716	720	699	434	337	236	5,661
Segment operating income	2,600	1,634	958	1,302	902	750	705	147	8,998
	2,578	1,516	884	1,111	426	672	583	76	7,846
Unallocable expenses									1,121
									890
Other income, net (Refer to Note 2.17)									671
									637
Finance cost									82
									50
Profit before tax									8,466
									7,543
Income tax expense									2,332
									1,848
Net Profit									6,134
									5,695
Depreciation and amortization									1,121
									890
Non-cash expenses other than depreciation and amortization									–
									–

Year ended March 31, 2023 and March 31, 2022:

(In crore)

Particulars	Financial Services (1)	Retail (2)	Communication (3)	Energy, Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences (4)	All other segments (5)	Total
Revenue from operations	43,763	21,204	18,086	18,539	19,035	11,867	10,085	4,188	146,767
	38,902	17,734	15,182	14,484	13,336	10,036	8,517	3,450	121,641
Identifiable operating expenses	24,990	10,892	11,101	9,923	12,493	6,959	5,834	2,801	84,993
	22,119	8,632	9,179	7,673	8,457	5,952	4,840	2,357	69,209
Allocated expenses	7,930	3,916	3,226	3,461	3,429	1,949	1,685	1,048	26,644
	6,469	2,972	2,631	2,586	2,471	1,589	1,297	926	20,941
Segment operating income	10,843	6,396	3,759	5,155	3,113	2,959	2,566	339	35,130
	10,314	6,130	3,372	4,225	2,408	2,495	2,380	167	31,491
Unallocable expenses									4,225
									3,476
Other income, net (Refer to Note 2.17)									2,701
									2,295
Finance cost									284
									200
Profit before tax									33,322
									30,110
Income tax expense									9,214
									7,964
Net Profit									24,108
									22,146
Depreciation and amortization expense									4,225
									3,476
Non-cash expenses other than depreciation and amortization									–
									–

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Significant clients

No client individually accounted for more than 10% of the revenues for the three months and year ended March 31, 2023 and March 31, 2022, respectively.

2.24 FUNCTION WISE CLASSIFICATION OF CONDENSED CONSOLIDATED STATEMENT OF PROFIT AND LOSS

 (In crore)

Particulars	Note No.	Three months ended March 31,		Year ended March 31,
		2023	2022	2023	2022
Revenue from operations	2.16	37,441	32,276	146,767	121,641
Cost of Sales		26,011	22,272	102,353	81,998
Gross profit		11,430	10,004	44,414	39,643
Operating expenses
Selling and marketing expenses		1,659	1,347	6,249	5,156
General and administration expenses		1,894	1,701	7,260	6,472
Total operating expenses		3,553	3,048	13,509	11,628
Operating profit		7,877	6,956	30,905	28,015
Other income, net	2.17	671	637	2,701	2,295
Finance cost		82	50	284	200
Profit before tax		8,466	7,543	33,322	30,110
Tax expense:
Current tax	2.15	2,260	1,825	9,287	7,811
Deferred tax	2.15	72	23	(73)	153
Profit for the year		6,134	5,695	24,108	22,146
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net		25	(13)	8	(85)
Equity instruments through other comprehensive income, net		(15)	55	(7)	96
		10	42	1	11
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		36	(12)	(7)	(8)
Exchange differences on translation of foreign operations, net		61	137	776	228
Fair value changes on investments, net		42	(65)	(256)	(49)
		139	60	513	171

Total other comprehensive income / (loss), net of tax		149	102	514	182
Total comprehensive income for the period		6,283	5,797	24,622	22,328
Profit attributable to:
Owners of the Company		6,128	5,686	24,095	22,110
Non-controlling interests		6	9	13	36
		6,134	5,695	24,108	22,146
Total comprehensive income attributable to:
Owners of the Company		6,276	5,787	24,598	22,293
Non-controlling interests		7	10	24	35
		6,283	5,797	24,622	22,328

for and on behalf of the Board of Directors of Infosys Limited

D. Sundaram Lead Independent Director	Salil Parekh Chief Executive Officer and Managing Director	Bobby Parikh Director

Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary

Bengaluru April 13, 2023

INFOSYS LIMITED AND SUBSIDIARIES

Consolidated Financial Statements under Indian Accounting Standards (Ind AS) for the year ended March 31, 2023

Index
Consolidated Balance Sheet
Consolidated Statement of Profit and Loss
Consolidated Statement of Changes in Equity
Consolidated Statement of Cash Flows
Overview and Notes to the Consolidated Financial Statements
1. Overview
1.1 Company overview
1.2 Basis of preparation of financial statements
1.3 Basis of consolidation
1.4 Use of estimates and judgments
1.5 Critical accounting estimates and judgments
1.6 Recent accounting pronouncements
2. Notes to the Consolidated Financial Statements
2.1 Business Combinations
2.2 Property, plant and equipment
2.3 Capital work-in-progress
2.4 Goodwill and other intangible assets
2.5 Investments
2.6 Loans
2.7 Other financial assets
2.8 Trade receivables
2.9 Cash and cash equivalents
2.10 Other assets
2.11 Financial instruments
2.12 Equity
2.13 Other financial liabilities
2.14 Trade Payables
2.15 Other liabilities
2.16 Provisions
2.17 Income taxes
2.18 Revenue from operations
2.19 Other income, net
2.20 Expenses
2.21 Leases
2.22 Employee benefits
2.23 Reconciliation of basic and diluted shares used in computing earnings per share
2.24 Contingent liabilities and commitments
2.25 Related party transactions
2.26 Segment reporting
2.27 Function wise classification of Consolidated Statement of Profit and Loss

INDEPENDENT AUDITOR’S REPORT

TO THE MEMBERS OF INFOSYS LIMITED

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the accompanying consolidated financial statements of INFOSYS LIMITED (the “Company”) and its subsidiaries (the Company and its subsidiaries together referred to as the “Group”) which comprise the Consolidated Balance Sheet as at March 31, 2023, and the Consolidated Statement of Profit and Loss (including Other Comprehensive Income), the Consolidated Statement of Changes in Equity and the Consolidated Statement of Cash Flows for the year then ended, and a summary of significant accounting policies and other explanatory information (hereinafter referred to as the “consolidated financial statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid consolidated financial statements, give the information required by the Companies Act, 2013 (the “Act”) in the manner so required and give a true and fair view in conformity with the Indian Accounting Standards prescribed under section 133 of the Act read with the Companies (Indian Accounting Standards) Rules, 2015, as amended (“Ind AS”) and other accounting principles generally accepted in India, of the consolidated state of affairs of the Group as at March 31, 2023 and their consolidated profit, their consolidated total comprehensive income, their consolidated changes in equity and their consolidated cash flows for the year ended on that date.

Basis for Opinion

We conducted our audit of the consolidated financial statements in accordance with the Standards on Auditing (“SA”s) specified under section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the consolidated financial statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined the matters described below to be the key audit matters to be communicated in our report.

Sr. No.	Key Audit Matter	Auditor’s Response
1	Revenue recognition	Principal Audit Procedures Performed

The Group’s contracts with customers include contracts with multiple products and services. The group derives revenues from IT services comprising software development and related services, maintenance, consulting and package implementation, licensing of software products and platforms across the Group’s core and digital offerings and business process management services. The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables involves significant judgement.

In certain integrated services arrangements, contracts with customers include subcontractor services or third-party vendor equipment or software. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the Group first evaluates whether it controls the products or service before it is transferred to the customer. The Group considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the products or service and therefore, is acting as a principal or an agent.

Fixed price maintenance revenue is recognized ratably either on (1) a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or (2) using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Group’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

As certain contracts with customers involve management’s judgment in (1) identifying distinct performance obligations, (2) determining whether the Group is acting as a principal or an agent and (3) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method, revenue recognition from these judgments were identified as a key audit matter and required a higher extent of audit effort.

Refer Notes 1.5 and 2.18 to the consolidated financial statements.

Our audit procedures related to the (1) identification of distinct performance obligations, (2) determination of whether the Group is acting as a principal or agent and (3) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method included the following, among others:

•       We tested the effectiveness of controls relating to the (a) identification of distinct performance obligations, (b) determination of whether the Group is acting as a principal or an agent and (c) determination of whether fixed price maintenance revenue for certain contracts is recognized on a straight-line basis or using the percentage of completion method.

•       We selected a sample of contracts with customers and performed the following procedures:

–     Obtained and read contract documents for each selection, including master service agreements, and other documents that were part of the agreement.

–     Identified significant terms and deliverables in the contract to assess management’s conclusions regarding the (i) identification of distinct performance obligations (ii) whether the Group is acting as a principal or an agent and (iii) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method

2	Revenue recognition - Fixed price contracts using the percentage of completion method	Principal Audit Procedures Performed

Fixed price maintenance revenue is recognized ratably either (1) on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or (2) using a percentage of completion method when the pattern of benefits from services rendered to the customer and the Group’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method.

Use of the percentage-of-completion method requires the Group to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

We identified the estimate of total efforts or costs to complete fixed price contracts measured using the percentage of completion method as a key audit matter as the estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information. This estimate has a high inherent uncertainty and requires consideration of progress of the contract, efforts or costs incurred to-date and estimates of efforts or costs required to complete the remaining contract performance obligations over the term of the contracts.

This required a high degree of auditor judgment in evaluating the audit evidence and a higher extent of audit effort to evaluate the reasonableness of the total estimated amount of revenue recognized on fixed-price contracts.

Refer Notes 1.5 and 2.18 to the consolidated financial statements.

Our audit procedures related to estimates of total expected costs or efforts to complete for fixed-price contracts included the following, among others:

•       We tested the effectiveness of controls relating to (1) recording of efforts or costs incurred and estimation of efforts or costs required to complete the remaining contract performance obligations and (2) access and application controls pertaining to time recording, allocation and budgeting systems which prevents unauthorised changes to recording of efforts incurred.

•       We selected a sample of fixed price contracts with customers measured the using percentage-of-completion method and performed the following:

–     Evaluated management’s ability to reasonably estimate the progress towards satisfying the performance obligation by comparing actual efforts or costs incurred to prior year estimates of efforts or costs budgeted for performance obligations that have been fulfilled.

–     Compared efforts or costs incurred with Group’s estimate of efforts or costs incurred to date to identify significant variations and evaluate whether those variations have been considered appropriately in estimating the remaining costs or efforts to complete the contract.

–     Tested the estimate for consistency with the status of delivery of milestones and customer acceptances and sign off from customers to identify possible delays in achieving milestones, which require changes in estimated costs or efforts to complete the remaining performance obligations.

Information Other than the Financial Statements and Auditor’s Report Thereon

The Company’s Board of Directors is responsible for the preparation of the other information. The other information comprises the information included in the Management Discussion and Analysis, Board’s Report including Annexures to Board’s Report, Business Responsibility and Sustainability Report, Corporate Governance and Shareholder’s Information, but does not include the consolidated financial statements, standalone financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained during the course of our audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

The Company’s Board of Directors is responsible for the matters stated in section 134(5) of the Act with respect to the preparation and presentation of these consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance including other comprehensive income, consolidated changes in equity and consolidated cash flows of the Group in accordance with the Ind AS and other accounting principles generally accepted in India. The respective Boards of Directors of the companies included in the Group are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error which have been used for the purpose of preparation of the consolidated financial statements by the Directors of the Company, as aforesaid.

In preparing the consolidated financial statements, the respective Boards of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Boards of Directors either intend to liquidate their respective entities or to cease operations, or have no realistic alternative but to do so.

The respective Boards of Directors of the companies included in the Group are also responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal financial control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Company and its subsidiary companies which are companies incorporated in India, has adequate internal financial controls with reference to consolidated financial statements in place and the operating effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities within the Group to express an opinion on the consolidated financial statements.

Materiality is the magnitude of misstatements in the consolidated financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the consolidated financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the consolidated financial statements.

We communicate with those charged with governance of the Company and such other entities included in the consolidated financial statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on Other Legal and Regulatory Requirements

1.	As required by Section 143(3) of the Act, based on our audit we report that:

a)	We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit of the aforesaid consolidated financial statements.

b)	In our opinion, proper books of account as required by law relating to preparation of the aforesaid consolidated financial statements have been kept so far as it appears from our examination of those books.

c)	The Consolidated Balance Sheet, the Consolidated Statement of Profit and Loss including Other Comprehensive Income, Consolidated Statement of Changes in Equity and the Consolidated Statement of Cash Flows dealt with by this Report are in agreement with the relevant books of account maintained for the purpose of preparation of the consolidated financial statements.

d)	In our opinion, the aforesaid consolidated financial statements comply with the Ind AS specified under section 133 of the Act.

e)	On the basis of the written representations received from the directors of the Company as on March 31, 2023 taken on record by the Board of Directors of the Company and the reports of the statutory auditors of its subsidiary companies incorporated in India, none of the directors of the Group companies incorporated in India is disqualified as on March 31, 2023 from being appointed as a director in terms of Section 164 (2) of the Act.

f)	With respect to the adequacy of the internal financial controls with reference to consolidated financial statements and the operating effectiveness of such controls, refer to our separate Report in “Annexure A” which is based on the auditors’ reports of the Company and its subsidiary companies incorporated in India. Our report expresses an unmodified opinion on the adequacy and operating effectiveness of internal financial controls with reference to consolidated financial statements of those companies.

g)

With respect to the other matters to be included in the Auditor’s Report in accordance with the requirements of section 197(16) of the Act, as amended:

In our opinion and to the best of our information and according to the explanations given to us, the remuneration paid by the Company to its directors during the year is in accordance with the provisions of section 197 of the Act.

h)	With respect to the other matters to be included in the Auditor’s Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, as amended in our opinion and to the best of our information and according to the explanations given to us:

i)	The consolidated financial statements disclose the impact of pending litigations on the consolidated financial position of the Group (refer Note 2.24 to the consolidated financial statements).

ii)	The Group has made provision as required under applicable law or accounting standards for material foreseeable losses (refer Note 2.16 to the consolidated financial statements). The Group did not have any long-term derivative contracts.

iii)	There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Company and its subsidiary companies incorporated in India.

iv)

(a) The respective Managements of the Company and its subsidiaries which are companies incorporated in India, whose financial statements have been audited under the Act, have represented to us that, to the best of their knowledge and belief, no funds (which are material either individually or in the aggregate) have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Company or any of such subsidiaries to or in any other person or entity, outside the Group, including foreign entity (“Intermediaries”), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall, directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Company or any of such subsidiaries (“Ultimate Beneficiaries”) or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

(b) The respective Managements of the Company and its subsidiaries which are companies incorporated in India, whose financial statements have been audited under the Act, have represented to us that, to the best of their knowledge and belief, no funds (which are material either individually or in the aggregate) have been received by the Company or any of such subsidiaries from any person or entity, including foreign entity (“Funding Parties”), with the understanding, whether recorded in writing or otherwise, that the Company or any of such subsidiaries shall, directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party (“Ultimate Beneficiaries”) or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

(c) Based on the audit procedures that have been considered reasonable and appropriate in the circumstances performed by us on the Company and its subsidiaries which are companies incorporated in India whose financial statements have been audited under the Act, nothing has come to our notice that has caused us to believe that the representations under sub-clause (i) and (ii) of Rule 11(e), as provided under (a) and (b) above, contain any material misstatement.

v)	As stated in Note 2.12.3 to the consolidated financial statements

a.	The final dividend proposed in the previous year, declared and paid by the Company during the year is in accordance with Section 123 of the Act, as applicable.

b.	The interim dividend declared and paid by the Company during the year and until the date of this report is in compliance with Section 123 of the Act.

c.	The Board of Directors of the Company have proposed final dividend for the year which is subject to the approval of the members at the ensuing Annual General Meeting. The amount of dividend proposed is in accordance with section 123 of the Act, as applicable.

vi)	Proviso to Rule 3(1) of the Companies (Accounts) Rules, 2014 for maintaining books of account using accounting software which has a feature of recording audit trail (edit log) facility is applicable with effect from April 1, 2023 to the Company and its subsidiaries, which are companies incorporated in India, and accordingly, reporting under Rule 11(g) of Companies (Audit and Auditors) Rules, 2014 is not applicable for the financial year ended March 31, 2023.

2.	With respect to the matters specified in paragraphs 3(xxi) and 4 of the Companies (Auditor’s Report) Order, 2020 (the “Order”/ “CARO”) issued by the Central Government in terms of Section 143(11) of the Act, to be included in the Auditor’s report, according to the information and explanations given to us, and based on the CARO reports issued by us for the Company and its subsidiaries included in the consolidated financial statements of the Company, to which reporting under CARO is applicable, we report that there are no qualifications or adverse remarks in these CARO reports

Place: Bengaluru Date: April 13, 2023	For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm's Registration No. 117366W/W-100018) Sanjiv V. Pilgaonkar Partner (Membership No.039826) UDIN: 23039826BGXRYQ2725

ANNEXURE “A” TO THE INDEPENDENT AUDITOR’S REPORT

(Referred to in paragraph 1(f) under ‘Report on Other Legal and Regulatory Requirements’ section of our report to the Members of Infosys Limited of even date)

Report on the Internal Financial Controls with reference to Consolidated Financial Statements under Clause (i) of sub-section 3 of Section 143 of the Companies Act, 2013 (the “Act”)

In conjunction with our audit of the consolidated financial statements of the Company as of and for the year ended March 31, 2023, we have audited the internal financial controls with reference to Consolidated Financial Statements of Infosys Limited (hereinafter referred to as the “Company”) and its subsidiary companies, which are companies incorporated in India, as of that date.

Management’s Responsibility for Internal Financial Controls

The respective Boards of Directors of the Company and its subsidiary companies, which are companies incorporated in India, are responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the respective Companies considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India (the “ICAI”). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the respective company’s policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Act.

Auditor’s Responsibility

Our responsibility is to express an opinion on the internal financial controls with reference to Consolidated Financial Statements of the Company and its subsidiary companies, which are companies incorporated in India, based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the “Guidance Note”) issued by the Institute of Chartered Accountants of India (“ICAI”) and the Standards on Auditing, prescribed under Section 143(10) of the Act, to the extent applicable to an audit of internal financial controls with reference to Consolidated Financial Statements. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls with reference to Consolidated Financial Statements was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls with reference to Consolidated Financial Statements and their operating effectiveness. Our audit of internal financial controls with reference to Consolidated Financial Statements included obtaining an understanding of internal financial controls with reference to Consolidated Financial Statements, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the internal financial controls with reference to Consolidated Financial Statements of the Company and its subsidiary companies, which are companies incorporated in India.

Meaning of Internal Financial Controls with reference to Consolidated Financial Statements

A company's internal financial control with reference to Consolidated Financial Statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal financial control with reference to Consolidated Financial Statements includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent Limitations of Internal Financial Controls with reference to Consolidated Financial Statements

Because of the inherent limitations of internal financial controls with reference to Consolidated Financial Statements, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls with reference to Consolidated Financial Statements to future periods are subject to the risk that the internal financial control with reference to Consolidated Financial Statements may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the Company and its subsidiary companies, which are companies incorporated in India, have, in all material respects, an adequate internal financial controls with reference to Consolidated Financial Statements and such internal financial controls with reference to Consolidated Financial Statements were operating effectively as at March 31, 2023, based on the criteria for internal financial control with reference to Consolidated Financial Statements established by the respective companies considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the ICAI.

Place: Bengaluru Date: April 13, 2023	For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm's Registration No. 117366W/W-100018) Sanjiv V. Pilgaonkar Partner (Membership No.039826) UDIN: 23039826BGXRYQ2725

INFOSYS LIMITED AND SUBSIDIARIES

(In crore)

Consolidated Balance Sheets as at	Note No.	March 31, 2023	March 31, 2022
ASSETS
Non-current assets
Property, plant and equipment	2.2	13,346	13,075
Right-of-use assets	2.21	6,882	4,823
Capital work-in-progress	2.3	288	416
Goodwill	2.4.1 and 2.1	7,248	6,195
Other intangible assets	2.4.2	1,749	1,707
Financial assets
Investments	2.5	12,569	13,651
Loans	2.6	39	34
Other financial assets	2.7	2,798	1,460
Deferred tax assets (net)	2.17	1,245	1,212
Income tax assets (net)	2.17	6,453	6,098
Other non-current assets	2.10	2,318	2,029
Total non-current assets		54,935	50,700
Current assets
Financial assets
Investments	2.5	6,909	6,673
Trade receivables	2.8	25,424	22,698
Cash and cash equivalents	2.9	12,173	17,472
Loans	2.6	289	248
Other financial assets	2.7	11,604	8,727
Income tax assets (net)	2.17	6	54
Other current assets	2.10	14,476	11,313
Total current assets		70,881	67,185
Total assets		125,816	117,885
EQUITY AND LIABILITIES
Equity
Equity share capital	2.12	2,069	2,098
Other equity		73,338	73,252
Total equity attributable to equity holders of the Company		75,407	75,350
Non-controlling interests		388	386
Total equity		75,795	75,736
Liabilities
Non-current liabilities
Financial Liabilities
Lease liabilities	2.21	7,057	4,602
Other financial liabilities	2.13	2,058	2,337
Deferred tax liabilities (net)	2.17	1,220	1,156
Other non-current liabilities	2.15	500	451
Total non-current liabilities		10,835	8,546
Current liabilities
Financial Liabilities
Lease liabilities	2.21	1,242	872
Trade payables	2.14	3,865	4,134
Other financial liabilities	2.13	18,558	15,837
Other current liabilities	2.15	10,830	9,178
Provisions	2.16	1,307	975
Income tax liabilities (net)	2.17	3,384	2,607
Total current liabilities		39,186	33,603
Total equity and liabilities		125,816	117,885

The accompanying notes form an integral part of the consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No :
117366W/ W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 039826	D. Sundaram	Salil Parekh	Bobby Parikh
	Lead Independent Director	Chief Executive Officer	Director
and Managing Director

	Nilanjan Roy	Jayesh Sanghrajka	A.G.S. Manikantha
	Chief Financial Officer	Executive Vice President and Deputy Chief Financial Officer	Company Secretary
Bengaluru April 13, 2023

INFOSYS LIMITED AND SUBSIDIARIES

(In crore, except equity share and per equity share data)

Consolidated Statement of Profit and Loss for the	Note No.	Year ended March 31,
		2023	2022
Revenue from operations	2.18	146,767	121,641
Other income, net	2.19	2,701	2,295
Total income		149,468	123,936
Expenses
Employee benefit expenses	2.22	78,359	63,986
Cost of technical sub-contractors		14,062	12,606
Travel expenses		1,525	827
Cost of software packages and others	2.20	10,902	6,811
Communication expenses		713	611
Consultancy and professional charges		1,684	1,885
Depreciation and amortization expenses	2.2, 2.4.2 and 2.21	4,225	3,476
Finance cost		284	200
Other expenses	2.20	4,392	3,424
Total expenses		116,146	93,826
Profit before tax		33,322	30,110
Tax expense:
Current tax	2.17	9,287	7,811
Deferred tax	2.17	(73)	153
Profit for the period		24,108	22,146
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	2.22	8	(85)
Equity instruments through other comprehensive income, net	2.5	(7)	96
		1	11
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net	2.11	(7)	(8)
Exchange differences on translation of foreign operations		776	228
Fair value changes on investments, net	2.5	(256)	(49)
		513	171
Total other comprehensive income /(loss), net of tax		514	182
Total comprehensive income for the period		24,622	22,328
Profit attributable to:
Owners of the Company		24,095	22,110
Non-controlling interests		13	36
		24,108	22,146
Total comprehensive income attributable to:
Owners of the Company		24,598	22,293
Non-controlling interests		24	35
		24,622	22,328
Earnings per Equity share
Equity shares of par value ₹5/- each
Basic (₹)		57.63	52.52
Diluted (₹)		57.54	52.41
Weighted average equity shares used in computing earnings per equity share
Basic (in shares)	2.23	418,08,97,857	420,95,46,724
Diluted (in shares)	2.23	418,77,31,070	421,85,25,134

The accompanying notes form an integral part of the consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No :
117366W/ W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 039826	D. Sundaram	Salil Parekh	Bobby Parikh
	Lead Independent Director	Chief Executive Officer	Director
and Managing Director

	Nilanjan Roy	Jayesh Sanghrajka	A.G.S. Manikantha
	Chief Financial Officer	Executive Vice President and Deputy Chief Financial Officer	Company Secretary
Bengaluru April 13, 2023

INFOSYS LIMITED AND SUBSIDIARIES

Consolidated Statement of Changes in Equity

(In crore)

Particulars	Equity Share capital (1)	OTHER EQUITY												Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
		Reserves & Surplus								Other comprehensive income
		Capital reserve	Capital redemption reserve	Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (2)	Other reserves (3)	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of Cash Flow Hedges	Other items of other comprehensive income / (loss)
Balance as at April 1, 2021	2,124	54	111	600	62,643	2,715	372	6,385	6	158	1,331	10	(158)	76,351	431	76,782
Changes in equity for the year ended March 31, 2022
Profit for the period	–	–	–	–	22,110	–	–	–	–	–	–	–	–	22,110	36	22,146
Remeasurement of the net defined benefit liability/asset, net* (Refer to Note 2.22)	–	–	–	–	–	–	–	–	–	–	–	–	(85)	(85)	–	(85)
Equity instruments through other comprehensive income, net* (Refer to Notes 2.5 and 2.17)	–	–	–	–	–	–	–	–	–	96	–	–	–	96	–	96
Fair value changes on derivatives designated as cash flow hedge, net* (Refer to Note 2.11)	–	–	–	–	–	–	–	–	–	–	–	(8)	–	(8)	–	(8)
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	229	–	–	229	(1)	228
Fair value changes on investments, net* (Refer to Notes 2.5 and 2.17)	–	–	–	–	–	–	–	–	–	–	–	–	(49)	(49)	–	(49)
Total Comprehensive income for the period	–	–	–	–	22,110	–	–	–	–	96	229	(8)	(134)	22,293	35	22,328
Shares issued on exercise of employee stock options (Refer to Note 2.12)	2	–	–	19	–	–	–	–	–	–	–	–	–	21	–	21
Employee stock compensation expense (Refer to Note 2.12)	–	–	–	–	–	–	393	–	–	–	–	–	–	393	–	393
Transfer on account of options not exercised	–	–	–	–	–	1	(1)	–	–	–	–	–	–	–	–	–
Buyback of equity shares (Refer to Note 2.12)**	(28)	–	–	(640)	(8,822)	(1,603)	–	–	–	–	–	–	–	(11,093)	–	(11,093)
Transaction costs relating to buyback*	–	–	–	–	–	(24)	–	–	–	–	–	–	–	(24)	–	(24)
Amount transferred to capital redemption reserve upon buyback	–	–	28	–	–	(28)	–	–	–	–	–	–	–	–	–	–
Transfer to legal reserve	–	–	–	–	(10)	–	–	–	10	–	–	–	–	–	–	–
Transferred on account of exercise of stock options (Refer to Note 2.12)	–	–	–	218	–	–	(218)	–	–	–	–	–	–	–	–	–
Income tax benefit arising on exercise of stock options (Refer to Note 2.12)	–	–	–	3	–	–	60	–	–	–	–	–	–	63	–	63
Changes in the controlling stake of the subsidiary	–	–	–	–	1	–	–	–	–	–	–	–	–	1	(1)	–
Dividends (1)	–	–	–	–	(12,655)	–	–	–	–	–	–	–	–	(12,655)	–	(12,655)
Dividends paid to non controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(79)	(79)
Transferred to Special Economic Zone Re-investment reserve	–	–	–	–	(3,054)	–	–	3,054	–	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	–	–	1,100	–	–	(1,100)	–	–	–	–	–	–	–	–
Balance as at March 31, 2022	2,098	54	139	200	61,313	1,061	606	8,339	16	254	1,560	2	(292)	75,350	386	75,736

Consolidated Statement of Changes in Equity (contd.)

(In crore)

Particulars	Equity Share capital (1)	OTHER EQUITY												Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
		RESERVES & SURPLUS								Other comprehensive income
		Capital reserve	Capital redemption reserve	Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (2)	Other reserves (3)	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of Cash Flow Hedges	Other items of other comprehensive income / (loss)
Balance as at April 1, 2022	2,098	54	139	200	61,313	1,061	606	8,339	16	254	1,560	2	(292)	75,350	386	75,736
Impact on adoption of amendment to Ind AS 37#	–	–	–	–	(19)	–	–	–	–	–	–	–	–	(19)	–	(19)
	2,098	54	139	200	61,294	1,061	606	8,339	16	254	1,560	2	(292)	75,331	386	75,717
Changes in equity for the year ended March 31, 2023
Profit for the period	–	–	–	–	24,095	–	–	–	–	–	–	–	–	24,095	13	24,108
Remeasurement of the net defined benefit liability/asset, net* (Refer to Note 2.22)	–	–	–	–	–	–	–	–	–	–	–	–	8	8	–	8
Equity instruments through other comprehensive income, net* (Refer to Notes 2.5 and 2.17)	–	–	–	–	–	–	–	–	–	(7)	–	–	–	(7)	–	(7)
Fair value changes on derivatives designated as cash flow hedge, net* (Refer to Note 2.11)	–	–	–	–	–	–	–	–	–	–	–	(7)	–	(7)	–	(7)
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	765	–	–	765	11	776
Fair value changes on investments, net* (Refer to Notes 2.5 and 2.17)	–	–	–	–	–	–	–	–	–	–	–	–	(256)	(256)	–	(256)
Total Comprehensive income for the period	–	–	–	–	24,095	–	–	–	–	(7)	765	(7)	(248)	24,598	24	24,622
Shares issued on exercise of employee stock options (Refer to Note 2.12)	1	–	–	34	–	–	–	–	–	–	–	–	–	35	–	35
Employee stock compensation expense (Refer to Note 2.12)	–	–	–	–	–	–	514	–	–	–	–	–	–	514	–	514
Transferred to legal reserve	–	–	–	–	(3)	–	–	–	3	–	–	–	–	–	–	–
Transferred on account of exercise of stock options	–	–	–	291	–	–	(291)	–	–	–	–	–	–	–	–	–
Transferred on account of options not exercised	–	–	–	–	–	2	(2)	–	–	–	–	–	–	–	–	–
Buyback of equity shares (Refer to Note 2.12)**	(30)	–	–	(340)	(11,096)	–	–	–	–	–	–	–	–	(11,466)	–	(11,466)
Transaction costs relating to buyback*	–	–	–	(19)	(5)	–	–	–	–	–	–	–	–	(24)	–	(24)
Amount transferred to capital redemption reserve upon buyback	–	–	30	–	(21)	(9)	–	–	–	–	–	–	–	–	–	–
Income tax benefit arising on exercise of stock options	–	–	–	–	–	–	51	–	–	–	–	–	–	51	–	51
Dividends (1)	–	–	–	–	(13,632)	–	–	–	–	–	–	–	–	(13,632)	–	(13,632)
Dividends paid to non controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(22)	(22)
Transferred to Special Economic Zone Re-investment reserve	–	–	–	–	(3,139)	–	–	3,139	–	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	–	–	1,464	–	–	(1,464)	–	–	–	–	–	–	–	–
Balance as at March 31, 2023	2,069	54	169	166	58,957	1,054	878	10,014	19	247	2,325	(5)	(540)	75,407	388	75,795

*	Net of tax
**	Including tax on buyback of 2,166 crore and 1,893 crore for the year ended March 31, 2023 and March 31, 2022 respectively.

#	Impact on account of adoption of amendment to Ind AS 37 Provisions, Contingent Liabilities and Contingents Assets
(1)	Net of treasury shares
(2)	The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Group for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.
(3)	Under the Swiss Code of Obligation, few subsidiaries of Infosys Lodestone are required to appropriate a certain percentage of the annual profit to legal reserve which may be used only to cover losses or for measures designed to sustain the Company through difficult times, to prevent unemployment or to mitigate its consequences.

The accompanying notes form an integral part of the consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No :
117366W/ W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 039826	D. Sundaram	Salil Parekh	Bobby Parikh
	Lead Independent Director	Chief Executive Officer	Director
and Managing Director

	Nilanjan Roy	Jayesh Sanghrajka	A.G.S. Manikantha
	Chief Financial Officer	Executive Vice President and Deputy Chief Financial Officer	Company Secretary
Bengaluru April 13, 2023

Consolidated Statement of Cash Flows

Accounting policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated. The Group considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In crore)

Particulars	Note No.	Year ended March 31,
		2023	2022
Cash flow from operating activities
Profit for the year		24,108	22,146
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	2.17	9,214	7,964
Depreciation and amortization	2.2, 2.4.2 and 2.21	4,225	3,476
Interest and dividend income	2.19	(1,817)	(1,645)
Finance cost		284	200
Impairment loss recognized / (reversed) under expected credit loss model		283	170
Exchange differences on translation of assets and liabilities, net		161	119
Stock compensation expense	2.12	519	415
Other adjustments		628	76
Changes in assets and liabilities
Trade receivables and unbilled revenue		(7,076)	(7,937)
Loans, other financial assets and other assets		(3,108)	(1,914)
Trade payables		(279)	1,489
Other financial liabilities, other liabilities and provisions		4,119	6,938
Cash generated from operations		31,261	31,497
Income taxes paid		(8,794)	(7,612)
Net cash generated by operating activities		22,467	23,885
Cash flows from investing activities
Expenditure on property, plant and equipment and intangibles		(2,579)	(2,161)
Deposits placed with corporation		(996)	(906)
Redemption of deposits placed with Corporation		762	753
Interest and dividend received		1,525	1,898
Payment towards acquisition of business, net of cash acquired		(910)
Payment of contingent consideration pertaining to acquisition of business		(60)	(53)
Escrow and other deposits pertaining to Buyback		(483)	(420)
Redemption of escrow and other deposits pertaining to Buyback		483	420
Other receipts		71	67
Other payments		–	(22)
Payments to acquire Investments
Tax free bonds and government bonds		(27)	–
Liquid mutual fund units		(70,631)	(54,064)
Target maturity fund		(400)	–
Certificates of deposit		(10,348)	(4,184)
Commercial Paper		(3,003)	–
Non-convertible debentures		(249)	(1,609)
Government securities		(1,569)	(4,254)
Others		(20)	(24)
Proceeds on sale of Investments
Tax free bonds and government bonds		221	20
Liquid mutual funds units		71,851	53,669
Certificates of deposit		10,404	787
Commercial Paper		2,298	–
Non-convertible debentures		470	2,201
Government securities		1,882	1,457
Equity and preference securities		99	–
Others		–	9
Net cash (used in) / generated from investing activities		(1,209)	(6,416)
Cash flows from financing activities
Payment of lease liabilities		(1,231)	(915)
Payment of dividends		(13,631)	(12,652)
Payment of dividend to non-controlling interest of subsidiary		(22)	(79)
Shares issued on exercise of employee stock options		35	21
Payment towards purchase of non-controlling interest		–	(2)
Other receipts		132	236
Other payments		(479)	(126)
Buyback of equity shares including transaction cost and tax on buyback		(11,499)	(11,125)
Net cash used in financing activities		(26,695)	(24,642)
Net increase / (decrease) in cash and cash equivalents		(5,437)	(7,173)
Effect of exchange rate changes on cash and cash equivalents		138	(69)
Cash and cash equivalents at the beginning of the period	2.9	17,472	24,714
Cash and cash equivalents at the end of the period	2.9	12,173	17,472
Supplementary information:
Restricted cash balance	2.9	362	471

The accompanying notes form an integral part of the consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No :
117366W/ W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 039826	D. Sundaram	Salil Parekh	Bobby Parikh
	Lead Independent Director	Chief Executive Officer	Director
and Managing Director

	Nilanjan Roy	Jayesh Sanghrajka	A.G.S. Manikantha
	Chief Financial Officer	Executive Vice President and Deputy Chief Financial Officer	Company Secretary
Bengaluru April 13, 2023

Overview and notes to the Consolidated Financial Statements

1. Overview

1.1 Company overview

Infosys Limited ('the Company' or Infosys) provides consulting, technology, outsourcing and next-generation digital services, to enable clients to execute strategies for their digital transformation. Infosys strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

Infosys together with its subsidiaries and controlled trusts is hereinafter referred to as 'the Group'.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronics city, Hosur Road, Bengaluru 560100, Karnataka, India. The Company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

The Group's consolidated financial statements are approved for issue by the Company's Board of Directors on April 13, 2023.

1.2 Basis of preparation of financial statements

These consolidated financial statements are prepared in accordance with Indian Accounting Standard (Ind AS), under the historical cost convention on accrual basis except for certain financial instruments which are measured at fair values, the provisions of the Companies Act, 2013 ('the Act') and guidelines issued by the Securities and Exchange Board of India (SEBI). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued thereafter

Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

As the year-end figures are taken from the source and rounded to the nearest digits, the figures reported for the previous quarters might not always add up to the year-end figures reported in this statement.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The consolidated financial statements comprise the financial statements of the Company, its controlled trusts and its subsidiaries. Control exists when the parent has power over the entity, is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company, are excluded.

1.4 Use of estimates and judgments

The preparation of the financial statements in conformity with Ind AS requires the Management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. The application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note no. 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates and judgements are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.5 Critical accounting estimates and judgments

a. Revenue recognition

The Group’s contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involves significant judgment.

Fixed price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from fixed price maintenance contract is recognized ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Group’s costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

The Group uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Group to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgment and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the Group first evaluates whether it controls the good or service before it is transferred to the customer. The Group considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the goods or service and therefore, is acting as a principal or an agent.

Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

b. Income taxes

The Group's two major tax jurisdictions are India and the United States, though the Company also files tax returns in other overseas jurisdictions.

Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid / recovered for uncertain tax positions.

In assessing the realizability of deferred income tax assets, the Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, the Management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced (Refer to Notes 2.17).

c. Business combinations and intangible assets

Business combinations are accounted for using Ind AS 103, Business Combinations. Ind AS 103 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. These valuations are conducted by external valuation experts. Estimates are required to be made in determining the value of contingent consideration, value of option arrangements and intangible assets. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by the Management (Refer to Note 2.1 and 2.4.2).

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by the Management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology (Refer to Note 2.2).

e. Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGUs) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition and which represent the lowest level at which goodwill is monitored for internal management purposes.

The recoverable amount of CGUs is determined based on higher of value-in-use and fair value less cost to sell. Key assumptions in the cash flow projections are prepared based on current economic conditions and comprises estimated long term growth rates, weighted average cost of capital and estimated operating margins (Refer to Note 2.4.1).

1.6 Recent accounting pronouncements

Ministry of Corporate Affairs (“MCA”) notifies new standards or amendments to the existing standards under Companies (Indian Accounting Standards) Rules as issued from time to time. On March 31, 2023, MCA amended the Companies (Indian Accounting Standards) Amendment Rules, 2023, as below:

Ind AS 1 - Presentation of Financial Statements - This amendment requires the entities to disclose their material accounting policies rather than their significant accounting policies. The effective date for adoption of this amendment is annual periods beginning on or after April 1, 2023. The Group has evaluated the amendment and the impact of the amendment is insignificant in the Group’s financial statements.

Ind AS 8 - Accounting Policies, Changes in Accounting Estimates and Errors - This amendment has introduced a definition of ‘accounting estimates’ and included amendments to Ind AS 8 to help entities distinguish changes in accounting policies from changes in accounting estimates. The effective date for adoption of this amendment is annual periods beginning on or after April 1, 2023. The Group has evaluated the amendment and there is no impact on its consolidated financial statements.

Ind AS 12 - Income Taxes - This amendment has narrowed the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences. The effective date for adoption of this amendment is annual periods beginning on or after April 1, 2023. The Group has evaluated the amendment and there is no impact on its consolidated financial statement.

2. Notes to the Consolidated Financial Statements

2.1 BUSINESS COMBINATIONS

Accounting policy

Business combinations have been accounted for using the acquisition method under the provisions of Ind AS 103, Business Combinations.

The purchase price in an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The purchase price also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition. Contingent consideration is remeasured at fair value at each reporting date and changes in the fair value of the contingent consideration are recognized in the Consolidated Statement of Profit and Loss.

The interest of non-controlling shareholders is initially measured either at fair value or at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity of subsidiaries.

Business combinations between entities under common control is accounted for at carrying value of the assets acquired and liabilities assumed in the Group's consolidated financial statements.

The payments related to options issued by the Group over the non-controlling interests in its subsidiaries are accounted as financial liabilities and initially recognized at the estimated present value of gross obligations. Such options are subsequently measured at fair value in order to reflect the amount payable under the option at the date at which it becomes exercisable. In the event that the option expires unexercised, the liability is derecognized.

Acquisition

During the year ended March 31, 2023 the Group, completed two business combinations to complement its digital offerings by acquiring 100% voting interests in:

1)	oddity GmbH, oddity group services GmbH, oddity space GmbH, oddity jungle GmbH, oddity code GmbH and oddity waves GmbH (collectively known as oddity), a Germany-based digital marketing, experience, and commerce agencies on April 20, 2022.

2)	BASE life science A/S, a consulting and technology firm in the life Science industry in Europe on September 1, 2022.

These acquisitions are expected to strengthen the Group’s creative, branding and experience design capabilities and augment the Group’s life sciences expertise, scales its digital transformation capabilities with cloud based industry solutions and expand its presence across Europe.

The purchase price is allocated to assets acquired and liabilities assumed based upon determination of fair values at the dates of acquisition as follows:

(In crore)

Component	Acquiree’s carrying amount	Fair value adjustments	Purchase price allocated
Net Assets(1)	103	–	103
Intangible assets –
Customer contracts and relationships	–	274	274
Vendor relationships	–	30	30
Brand	–	24	24
Deferred tax liabilities on intangible assets	–	(80)	(80)
Total	103	248	351
Goodwill			630
Total purchase price			981

(1)	Includes cash and cash equivalents acquired of 26 crore.

The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill. The primary items that generated this goodwill are the value of the acquired assembled workforce and estimated synergies, neither of which qualify as an intangible asset.

Goodwill is not tax-deductible. Goodwill pertaining to these business combinations is allocated to operating segments as more fully described in Note 2.3.1

The purchase consideration of 981 crore includes cash of 936 crore and contingent consideration with an estimated fair value of 45 crore as on the date of acquisition.

At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the probabilities assigned towards achievement of financial targets and discount rate of 12.5%. The undiscounted value of contingent consideration as of March 31, 2023 was 58 crore.

Additionally, these acquisitions have shareholder and employee retention bonus payable to the employees of the acquiree over three years, subject to their continuous employment with the Group along with achievement of financial targets for the respective years. Performance and Retention Bonus is recognized in employee benefit expenses in the Consolidated Statement of Profit and Loss over the period of service.

Fair value of trade receivables acquired, is 111 crore as of acquisition date and as of March 31, 2023 the amounts are substantially collected.

Transaction costs that the Group incurs in connection with a business combination such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred. The transaction costs of 7 crore related to the acquisition have been included under administrative expenses in the Consolidated Statement of Profit and Loss for the year ended March 31, 2023.

2.2 PROPERTY, PLANT AND EQUIPMENT

Accounting policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the Management. The charge in respect of periodic depreciation is derived at after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The Group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings (1)	22-25 years
Plant and machinery (1)(2)	5 years
Office equipment	5 years
Computer equipment (1)	3-5 years
Furniture and fixtures (1)	5 years
Vehicles(1)	5 years
Leasehold improvements	Lower of useful life of the asset or lease term

(1)	Based on technical evaluation, the Management believes that the useful lives as given above best represent the period over which the Management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013
(2)	Includes Solar plant with a useful life of 25 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end. The useful lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2023 are as follows:

(In crore)

Particulars	Land - Freehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2022	1,431	11,224	3,210	1,427	8,527	2,278	1,234	44	29,375
Additions - Business Combination (Refer to Note 2.1)	–	–	–	5	6	1	2	–	14
Additions	2	337	273	122	1,510	364	220	2	2,830
Deletions*	(2)	–	(182)	(76)	(1,563)	(348)	(25)	(1)	(2,197)
Translation difference	–	1	1	4	39	8	14	–	67
Gross carrying value as at March 31, 2023	1,431	11,562	3,302	1,482	8,519	2,303	1,445	45	30,089
Accumulated depreciation as at April 1, 2022	–	(4,100)	(2,344)	(1,150)	(6,034)	(1,779)	(856)	(37)	(16,300)
Depreciation	–	(434)	(273)	(121)	(1,322)	(236)	(187)	(4)	(2,577)
Accumulated depreciation on deletions*	–	–	181	76	1,556	347	21	1	2,182
Translation difference	–	(1)	(1)	(3)	(26)	(7)	(10)	–	(48)
Accumulated depreciation as at March 31, 2023	–	(4,535)	(2,437)	(1,198)	(5,826)	(1,675)	(1,032)	(40)	(16,743)
Carrying value as at April 1, 2022	1,431	7,124	866	277	2,493	499	378	7	13,075
Carrying value as at March 31, 2023	1,431	7,027	865	284	2,693	628	413	5	13,346

*	During the year ended March 31, 2023, certain assets which were not in use having gross book value of 1,414 crore (net book value: Nil) and 1,918 crore (net book value: Nil), respectively were retired.

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2022 are as follows:

(In crore)

Particulars	Land - Freehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2021	1,399	10,565	3,296	1,371	7,639	2,149	1,188	44	27,651
Additions	32	599	256	68	1,542	140	79	–	2,716
Deletions*	–	(1)	(349)	(15)	(672)	(17)	(46)	–	(1,100)
Translation difference	–	61	7	3	18	6	13	–	108
Gross carrying value as at March 31, 2022	1,431	11,224	3,210	1,427	8,527	2,278	1,234	44	29,375
Accumulated depreciation as at April 1, 2021	–	(3,675)	(2,425)	(1,043)	(5,636)	(1,580)	(700)	(32)	(15,091)
Depreciation	–	(417)	(245)	(120)	(1,055)	(210)	(181)	(5)	(2,233)
Accumulated depreciation on deletions*	–	–	330	14	671	16	37	–	1,068
Translation difference	–	(8)	(4)	(1)	(14)	(5)	(12)	–	(44)
Accumulated depreciation as at March 31, 2022	–	(4,100)	(2,344)	(1,150)	(6,034)	(1,779)	(856)	(37)	(16,300)
Carrying value as at April 1, 2021	1,399	6,890	871	328	2,003	569	488	12	12,560
Carrying value as at March 31, 2022	1,431	7,124	866	277	2,493	499	378	7	13,075

*	During the year ended March 31, 2022, certain assets which were not in use having gross book value of 316 crore (net book value: Nil) respectively, were retired.

(1)	Buildings include 250/- being the value of five shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.

The aggregate depreciation has been included under depreciation and amortization expense in the Consolidated Statement of Profit and Loss.

Repairs and maintenance costs are recognized in the Consolidated Statement of Profit and Loss when incurred.

2.3 CAPITAL WORK-IN-PROGRESS

(In ₹ crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Capital work-in-progress	288	416
Total Capital work-in-progress	288	416

Capital work-in-progress ageing schedule for the year ended March 31, 2023 and March 31, 2022:

(In ₹ crore)

Particulars	Amount in CWIP for a period of
	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Projects in progress	235	21	12	20	288
	272	48	51	45	416
Total Capital work-in-progress	235	21	12	20	288
	272	48	51	45	416

For capital-work-in progress, whose completion is overdue or has exceeded its cost compared to its original plan the project wise details of when the project is expected to be completed is given below as of March 31, 2023 and March 31, 2022:

(In ₹ crore)

Particulars	To be completed in
	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Projects in progress
KL-SP-SDB1	114	–	–	–	114
	–	27	–	–	27
BN-SP-MET	20	–	–	–	20
	–	–	–	–	–
NG-SZ-SDB1	–	–	–	–	–
	89	–	–	–	89
BN-SP-RETRO	–	–	–	–	–
	30	–	–	–	30
BH-SZ-MLP	–	–	–	–	–
	116	–	–	–	116
Total Capital work-in-progress*	134	–	–	–	134
	235	27	–	–	262

*	There are no subsidiaries in the group having more than 10% of the total capital work in progress.

2.4 GOODWILL AND OTHER INTANGIBLE ASSETS

2.4.1 Goodwill

Accounting policy

Goodwill represents the purchase consideration in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquired entity. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds purchase consideration, the fair value of net assets acquired is reassessed and the bargain purchase gain is recognized in capital reserve. Goodwill is measured at cost less accumulated impairment losses.

Impairment

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGU) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition and which represents the lowest level at which goodwill is monitored for internal management purposes. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU. Key assumptions in the cash flow projections are prepared based on current economic conditions and includes estimated long term growth rates, weighted average cost of capital and estimated operating margins.

Following is a summary of changes in the carrying amount of goodwill:

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Carrying value at the beginning	6,195	6,079
Goodwill on acquisitions (Refer to Note 2.1)	630	–
Translation differences	423	116
Carrying value at the end	7,248	6,195

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGU or groups of CGUs, which benefit from the synergies of the acquisition. The Group internally reviews the goodwill for impairment at the operating segment level, after allocation of the goodwill to CGUs or groups of CGUs.

The allocation of goodwill to operating segments as at March 31, 2023 and March 31, 2022 is as follows:

(In ₹ crore)

Segment	As at
	March 31, 2023	March 31, 2022
Financial services	1,465	1,366
Retail	929	817
Communication	668	619
Energy, Utilities, Resources and Services	1,152	1,070
Manufacturing	573	499
Life Sciences	943	407
	5,730	4,778
Operating segments without significant goodwill	559	531
Total	6,289	5,309

The goodwill pertaining to Panaya amounting to ₹959 crore and ₹886 crore as at March 31, 2023 and March 31, 2022, respectively is tested for impairment at the entity level.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. Value-in-use is determined based on discounted future cash flows. The key assumptions used for the calculations are as follows:

(in %)

Particulars	As at
	March 31, 2023	March 31, 2022
Long term growth rate	8-10	8-10
Operating margins	19-21	19-21
Discount rate	13	12

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. As at March 31, 2023, the estimated recoverable amount of the CGU exceeded its carrying amount. Reasonable sensitivities in key assumptions is unlikely to cause the carrying amount to exceed the recoverable amount of the cash generating units.

2.4.2 Intangible Assets

Accounting policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances) and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Group has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labor, overhead costs that are directly attributable to prepare the asset for its intended use.

Impairment

Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of acquired intangible assets for the year ended March 31, 2023 are as follows :

 (In ₹ crore)

Particulars	Customer related	Software related	Intellectual property rights related	Brand or Trademark Related	Others*	Total
Gross carrying value as at April 1, 2022	2,080	915	1	299	686	3,981
Additions	-	62	–	–	–	62
Acquisition through business combination (Refer to Note 2.1)	274	–	–	24	30	328
Deletions	–	(4)	–	–	–	(4)
Translation difference	153	58	–	23	58	292
Gross carrying value as at March 31, 2023	2,507	1,031	1	346	774	4,659
Accumulated amortization as at April 1, 2022	(1,279)	(569)	(1)	(141)	(284)	(2,274)
Amortization expense	(236)	(84)	–	(45)	(119)	(484)
Deletions	–	3	–	–	–	3
Translation differences	(85)	(38)	–	(9)	(23)	(155)
Accumulated amortization as at March 31, 2023	(1,600)	(688)	(1)	(195)	(426)	(2,910)
Carrying value as at April 1, 2022	801	346	–	158	402	1,707
Carrying value as at March 31, 2023	907	343	–	151	348	1,749
Estimated Useful Life (in years)	1-15	3-10	–	3-10	3-7
Estimated Remaining Useful Life (in years)	1-11	1-6	–	1-7	1-5

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2022:

  (In ₹ crore)

Particulars	Customer related	Software related	Intellectual property rights related	Brand or Trademark Related	Others*	Total
Gross carrying value as at April 1, 2021	2,064	824	1	293	666	3,848
Additions	–	85	–	–	–	85
Deletions	–	–	–	–	–	–
Translation difference	16	6	–	6	20	48
Gross carrying value as at March 31, 2022	2,080	915	1	299	686	3,981
Accumulated amortization as at April 1, 2021	(1,021)	(492)	(1)	(99)	(163)	(1,776)
Amortization expense	(238)	(68)	–	(40)	(118)	(464)
Deletions	–	–	–	–	–	–
Translation differences	(20)	(9)	–	(2)	(3)	(34)
Accumulated amortization as at March 31, 2022	(1,279)	(569)	(1)	(141)	(284)	(2,274)
Carrying value as at April 1, 2021	1,043	332	–	194	503	2,072
Carrying value as at March 31, 2022	801	346	–	158	402	1,707
Estimated Useful Life (in years)	1-15	3-10	–	3-10	3-7
Estimated Remaining Useful Life (in years)	1-12	1-7	–	1-8	1-6

*	Majorly includes intangibles related to vendor relationships

The amortization expense has been included under depreciation and amortization expense in the Consolidated Statement of Profit and Loss.

Research and Development Expenditure

Research and development expense recognized in the Consolidated Statement of Profit and Loss for the year ended March 31, 2023 and March 31, 2022 was ₹1,042 crore and ₹ 922 crore respectively.

2.5 INVESTMENTS

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Non-current Investments
Unquoted
Investments carried at fair value through other comprehensive income
Preference securities	193	192
Equity instruments	3	2
	196	194
Investments carried at fair value through profit or loss
Preference securities	–	24
Compulsorily convertible debentures	–	7
Target maturity fund units	402	–
Others (1)	169	152
	571	183
Quoted
Investments carried at amortized cost
Government bonds	28	–
Tax free bonds	1,742	1,901
	1,770	1,901
Investments carried at fair value through other comprehensive income
Non convertible debentures	2,713	3,718
Government securities	7,319	7,655
	10,032	11,373
Total non-current investments	12,569	13,651
Current Investments
Unquoted
Investments carried at fair value through profit or loss
Liquid mutual fund units	975	2,012
	975	2,012
Investments carried at fair value through other comprehensive income
Commercial Paper	742	–
Certificates of deposit	3,574	3,429
	4,316	3,429
Quoted
Investments carried at amortized cost
Government bonds	–	21
Tax free bonds	150	200
	150	221
Investments carried at fair value through other comprehensive income
Non convertible debentures	1,155	495
Government securities	313	516
	1,468	1,011
Total current investments	6,909	6,673
Total investments	19,478	20,324
Aggregate amount of quoted investments	13,420	14,506
Market value of quoted investments (including interest accrued), current	1,637	1,247
Market value of quoted investments (including interest accrued), non current	12,042	13,612
Aggregate amount of unquoted investments	6,058	5,818
Investments carried at amortized cost	1,920	2,122
Investments carried at fair value through other comprehensive income	16,012	16,007
Investments carried at fair value through profit or loss	1,546	2,195

(1)	Uncalled capital commitments outstanding as at March 31, 2023 and March 31, 2022 was 92 crore and 28 crore, respectively.

Refer to Note 2.11 for Accounting policies on Financial Instruments.

Details of amounts recorded in Other comprehensive income :

(In ₹ crore)

	Year ended March 31, 2023			Year ended March 31, 2022
	Gross	Tax	Net	Gross	Tax	Net
Net Gain/(loss) on
Non-convertible debentures	(100)	(1)	(101)	(13)	1	(12)
Certificates of deposit	(1)	–	(1)	2	(1)	1
Government securities	(162)	8	(154)	(60)	22	(38)
Equity and preference securities	(8)	1	(7)	119	(23)	96

Method of fair valuation:

(In crore)

Class of investment	Method	Fair value as at
		March 31, 2023	March 31, 2022
Liquid mutual fund units	Quoted price	975	2,012
Target maturity fund units	Quoted price	402	–
Tax free bonds and government bonds	Quoted price and market observable inputs	2,148	2,447
Non-convertible debentures	Quoted price and market observable inputs	3,868	4,213
Government securities	Quoted price and market observable inputs	7,632	8,171
Commercial Papers	Market observable inputs	742	–
Certificates of deposit	Market observable inputs	3,574	3,429
Unquoted equity and preference securities - carried at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model	196	194
Unquoted equity and preference securities - carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, Option pricing model	–	24
Unquoted compulsorily convertible debentures - carried at fair value through profit or loss	Discounted cash flows method	–	7
Others	Discounted cash flows method, Market multiples method, Option pricing model	169	152
Total		19,706	20,649

Note: Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.5.1 Details of investments

The details of investments in preference, equity and other instruments at March 31, 2023 and March 31, 2022 are as follows:

(In ₹ crore, except otherwise stated)

Particulars	As at
	March 31, 2023	March 31, 2022
Preference securities
Airviz, Inc.	–	–
2,89,695 (2,82,279) Series A Preferred Stock, fully paid up, par value USD 0.001 each
Whoop, Inc.	53	150
1,10,59,340 (11,05,9340) Series B Preferred Stock, fully paid up, par value USD 0.0001 each
Nivetti Systems Private Limited	26	22
2,28,501 (2,28,501) Preferred Stock, fully paid up, par value ₹1/- each
Tidalscale, Inc.	–	23
36,74,269 (36,74,269) Series B Preferred Stock
Ideaforge Technology Limited (formerly Ideaforge Technology Private Limited)	86	20
5,402 (5,402) Series A compulsorily convertible cumulative Preference shares of ₹10/- each, fully paid up
Ideaforge Technology Limited (formerly Ideaforge Technology Private Limited)	28	–
1,787 (Nil) Series B compulsorily convertible cumulative Preference shares of ₹10/- each, fully paid up
Total investment in preference securities	193	215
Equity Instruments
Merasport Technologies Private Limited	–	–
2,420 (2,420) equity shares at ₹8,052/- each, fully paid up, par value ₹10/- each
Global Innovation and Technology Alliance	2	2
15,000 (15,000) equity shares at ₹1,000/- each, fully paid up, par value ₹1,000/- each
Ideaforge Technology Limited (formerly Ideaforge Technology Private Limited)	1	–
22,600 (100) equity shares at ₹10/-, fully paid up
Total investment in equity instruments	3	2
Compulsorily convertible debentures
Ideaforge Technology Limited (formerly Ideaforge Technology Private Limited)	–	7
Nil (3,886) compulsorily convertible debentures, fully paid up, par value ₹19,300/- each
Total investment in compulsorily convertible debentures	–	7
Others
Stellaris Venture Partners India	82	76
The House Fund II, L.P.	84	77
The House Fund III, L.P.	3	–
Total investment in others	169	153
Total	365	377

2.6 LOANS

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Non Current
Loans considered good - Unsecured
Other loans
Loans to employees	39	34
	39	34
Loans credit impaired - Unsecured
Other loans
Loans to employees	2	–
Less: Allowance for credit impairment	(2)	–
	–	–
Total non-current loans	39	34
Current
Loans considered good - Unsecured
Other loans
Loans to employees	289	248
Total current loans	289	248
Total loans	328	282

2.7 OTHER FINANCIAL ASSETS

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Non Current
Security deposits (1)	47	47
Rental deposits (1)	240	186
Unbilled revenues (1)#	1,185	695
Net investment in sublease of right-of-use asset (1)	305	322
Net investment in lease (1)	916	124
Restricted deposits (1)*	96	33
Others (1)	9	53
Total non-current other financial assets	2,798	1,460
Current
Security deposits (1)	10	7
Rental deposits (1)	32	58
Restricted deposits (1)*	2,348	2,177
Unbilled revenues (1)#	8,317	5,659
Interest accrued but not due (1)	488	362
Foreign currency forward and options contracts (2) (3)	101	143
Net investment in sublease of right of-use-asset (1)	53	50
Net investment in lease (1)	6	6
Others (1)	249	265
Total current other financial assets	11,604	8,727
Total other financial assets	14,402	10,187
(1) Financial assets carried at amortized cost	14,301	10,044
(2) Financial assets carried at fair value through other comprehensive income	32	20
(3) Financial assets carried at fair value through profit or loss	69	123

*	Restricted deposits represent deposits with financial institutions to settle employee related obligations as and when they arise during the normal course of business.

#	Classified as financial asset as right to consideration is unconditional and is due only after a passage of time.

2.8 TRADE RECEIVABLES

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Current
Trade Receivable considered good - Unsecured	25,965	23,252
Less: Allowance for expected credit loss	541	554
Trade Receivable considered good - Unsecured	25,424	22,698
Trade Receivable - credit impaired - Unsecured	142	113
Less: Allowance for credit impairment	142	113
Trade Receivable - credit impaired - Unsecured	–	–
Total trade receivables	25,424	22,698

Trade receivables ageing schedule for the year ended as on March 31, 2023 and March 31, 2022:

(In ₹ crore)

Particulars	Outstanding for following periods from due date of payment
	Not Due	Less than 6 months	6 months to 1 year	1-2 years	2-3 years	More than 3 years	Total
Undisputed Trade receivables – considered good	18,397	7,501	58	3	4	2	25,965
	17,394	5,561	230	11	35	21	23,252
Undisputed Trade receivables – credit impaired	14	7	2	4	69	38	134
	–	1	3	62	34	4	104
Disputed Trade receivables – considered good							–
	–	–	–	–	–	–	–
Disputed Trade receivables – credit impaired					3	5	8
	–	–	–	4	–	5	9
	18,411	7,508	60	7	76	45	26,107
	17,394	5,562	233	77	69	30	23,365
Less: Allowance for credit loss							683
							667
Total Trade Receivables							25,424
							22,698

2.9 CASH AND CASH EQUIVALENTS

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Balances with banks
In current and deposit accounts	10,026	13,942
Cash on hand	–	–
Others
Deposits with financial institutions	2,147	3,530
Total cash and cash equivalents	12,173	17,472
Balances with banks in unpaid dividend accounts	37	36
Deposit with more than 12 months maturity	833	1,616
Balances with banks held as margin money deposits against guarantees	–	1

Cash and cash equivalents as at March 31, 2023 and March 31, 2022 include restricted cash and bank balances of 362 crore and 471 crore respectively. The restrictions are primarily on account of bank balances held by irrevocable trusts controlled by the company.

The deposits maintained by the Group with banks and financial institutions comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

2.10 OTHER ASSETS

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Non-current
Capital advances	159	88
Advances other than capital advances
Others
Withholding taxes and others	684	674
Unbilled revenues #	264	246
Defined benefit plan assets	36	20
Prepaid expenses	332	99
Deferred Contract Cost	–	–
Cost of obtaining a contract *	191	593
Cost of fulfillment	652	309
Total non-current other assets	2,318	2,029
Current
Advances other than capital advances
Payment to vendors for supply of goods	202	193
Others
Unbilled revenues #	6,972	5,909
Withholding taxes and others	3,268	1,941
Prepaid expenses	2,745	1,996
Deferred Contract Cost		–
Cost of obtaining a contract *	853	858
Cost of fulfillment	175	91
Other receivables	261	325
Total current other assets	14,476	11,313
Total other assets	16,794	13,342

#	Classified as non financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

*	Includes technology assets taken over by the Group from a customer as a part of transformation project which is not considered as distinct goods or services and the control related to the assets is not transferred to the Group in accordance with Ind AS 115 - Revenue from contract with customers. Accordingly, the same has been considered as a reduction to the total contract value and accounted as Deferred contract cost. The Group has entered into financing arrangements with a third party for these assets. As at March 31, 2023, the financial liability pertaining to such arrangements amounts to 731 crore. This includes, 118 crore was settled directly by the third party to the customer on behalf of the Group and accordingly considered as non-cash transaction (Refer to Note 2.13).

Withholding taxes and others primarily consist of input tax credits and Cenvat recoverable from Government of India.

2.11 FINANCIAL INSTRUMENTS

Accounting policy

2.11.1 Initial recognition

The Group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, which are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.11.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets carried at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Group has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets carried at fair value through profit or loss

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration and financial liability under option arrangements recognized in a business combination which is subsequently measured at fair value through profit or loss.

b. Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for such contracts is generally a bank.

(i) Financial assets or financial liabilities, carried at fair value through profit or loss.

This category includes derivative financial assets or liabilities which are not designated as hedges.

Although the Group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Consolidated Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the Consolidated Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the Consolidated Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the Consolidated Statement of Profit and Loss.

2.11.3 Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Group's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.11.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, option pricing model, market multiples, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximates fair value due to the short maturity of these instruments.

2.11.5 Impairment

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenue which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, ECLs are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL.

The Group determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Group considers current and anticipated future economic conditions relating to industries the Group deals with and the countries where it operates.

The amount of ECL (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recorded is recognized as an impairment loss or gain in Consolidated Statement of Profit and Loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at March 31, 2023 are as follows:

  (In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to Note 2.9)	12,173	–	–	–	–	12,173	12,173
Investments (Refer to Note 2.5)
Equity and preference securities	–	–	–	196	–	196	196
Tax free bonds and government	1,920	–	–	–	–	1,920	2,148(1)
Liquid mutual fund units	–	–	975	–	–	975	975
Target maturity fund units	–	–	402	–	–	402	402
Non convertible debentures	–	–	–	–	3,868	3,868	3,868
Government securities	–	–	–	–	7,632	7,632	7,632
Commercial Paper	–	–	–	–	742	742	742
Certificates of deposit	–	–	–	–	3,574	3,574	3,574
Other investments	–	–	169	–	–	169	169
Trade receivables (Refer to Note 2.8)	25,424	–	–	–	–	25,424	25,424
Loans (Refer to Note 2.6)	328	–	–	–	–	328	328
Other financials assets (Refer to Note 2.7) (3)	14,301	–	69	–	32	14,402	14,318(2)
Total	54,146	–	1,615	196	15,848	71,805	71,949
Liabilities:
Trade payables	3,865	–	–	–	–	3,865	3,865
Lease liabilities (Refer to Note 2.21)	8,299	–	–	–	–	8,299	8,299
Financial Liability under option arrangements (Refer to Note 2.13)	–	–	600	–	–	600	600
Other financial liabilities (Refer to Note 2.13)	17,359	–	161	–	14	17,534	17,534
Total	29,523	–	761	–	14	30,298	30,298

(1)	On account of fair value changes including interest accrued
(2)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 84 crore
(3)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

The carrying value and fair value of financial instruments by categories as at March 31, 2022 were as follows:

  (In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to Note 2.9)	17,472	–	–	–	–	17,472	17,472
Investments (Refer to Note 2.5)
Equity and preference securities	–	–	24	194	–	218	218
Compulsorily convertible debentures	–	–	7	–	–	7	7
Tax free bonds and government bonds	2,122	–	–	–	–	2,122	2,447(1)
Liquid mutual fund units	–	–	2,012	–	–	2,012	2,012
Non convertible debentures	–	–	–	–	4,213	4,213	4,213
Government securities	–	–	–	–	8,171	8,171	8,171
Certificates of deposit	–	–	–	–	3,429	3,429	3,429
Other investments	–	–	152	–	–	152	152
Trade receivables (Refer to Note 2.8)	22,698	–	–	–	–	22,698	22,698
Loans (Refer to Note 2.6)	282	–	–	–	–	282	282
Other financials assets (Refer to Note 2.7)(3)	10,044	–	123		20	10,187	10,096(2)
Total	52,618	–	2,318	194	15,833	70,963	71,197
Liabilities:
Trade payables	4,134	–	–	–	–	4,134	4,134
Lease liabilities (Refer to Note 2.21)	5,474	–	–	–	–	5,474	5,474
Financial Liability under option arrangements (Refer to Note 2.13)	–	–	655	–	–	655	655
Other financial liabilities (Refer to Note 2.13)	15,061	–	181	–	3	15,245	15,245
Total	24,669	–	836	–	3	25,508	25,508

(1)	On account of fair value changes including interest accrued
(2)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 91 crore
(3)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

For trade receivables and trade payables and other assets and payables maturing within one year from the Balance Sheet date, the carrying amounts approximate the fair value due to the short maturity of these instruments.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2023 is as follows:

(In crore)

Particulars	As at March 31, 2023	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments (Refer to note 2.5)
Investments in liquid mutual funds	975	975	–	–
Investments in Target maturity fund units	402	402	–	–
Investments in tax free bonds	2,120	1,331	789	–
Investments in government bonds	28	28	–	–
Investments in non convertible debentures	3,868	1,793	2,075	–
Investment in government securities	7,632	7,549	83	–
Investments in equity instruments	3	–	–	3
Investments in preference securities	193	–	–	193
Investments in commercial paper	742	–	742	–
Investments in certificates of deposit	3,574	–	3,574	–
Other investments	169	–	–	169
Others
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts	101	–	101	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts (Refer to Note 2.13)	78	–	78	–
Financial liability under option arrangements (Refer to Note 2.13)(1)	600	–	–	600
Liability towards contingent consideration (Refer to Note 2.13)(1)	97	–	–	97

(1)	Discount rate ranges from 10% to 15%

During the year ended March 31, 2023, government securities and tax free bonds of 383 crore was transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price. Further, non-convertible debentures of 1,611 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2022 was as follows:

(In crore)

Particulars	As at March 31, 2022	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments (Refer to note 2.5)
Investments in liquid mutual funds	2,012	2,012	–	–
Investments in tax free bonds	2,425	1,238	1,187	–
Investments in government bonds	22	22	–	–
Investments in non convertible debentures	4,213	3,736	477	–
Investment in government securities	8,171	8,046	125	–
Investments in equity instruments	2	–	–	2
Investments in preference securities	216	–	–	216
Investments in certificates of deposit	3,429	–	3,429	–
Investments in compulsorily convertible debentures	7	–	–	7
Other investments	152	–	–	152
Others
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts (Refer to Note 2.7)	143	–	143	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts (Refer to Note 2.13)	61	–	61	–
Financial liability under option arrangements (Refer to Note 2.13)(1)	655	–	–	655
Liability towards contingent consideration (Refer to Note 2.13)(1)	123	–	–	123

(1)	Discount rate ranges from 8% to 14.5%

During the year ended March 31, 2022, tax free bonds and non-convertible debentures of 576 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price. Further, tax free bonds and non-convertible debentures of 965 crore was transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Group is foreign exchange risk. The Group uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk

The Group operates internationally and a major portion of the business is transacted in several currencies and consequently the Group is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The Group is also exposed to foreign exchange risk arising on intercompany transaction in foreign currencies. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Group’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table analyses the foreign currency risk from financial assets and liabilities as at March 31, 2023:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Net financial assets	20,777	7,459	1,816	1,809	2,604	34,465
Net financial liabilities	(12,148)	(3,734)	(737)	(953)	(2,208)	(19,780)
Total	8,629	3,725	1,079	856	396	14,685

The following table analyses the foreign currency risk from financial assets and liabilities as at March 31, 2022:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Net financial assets	18,224	4,976	1,510	1,350	2,115	28,175
Net financial liabilities	(9,205)	(3,158)	(666)	(975)	(1,806)	(15,810)
Total	9,019	1,818	844	375	309	12,365

Sensitivity analysis between Indian rupee and U.S. Dollar

Particulars	Year ended March 31,
	2023	2022
Impact on the Group's incremental operating margins	0.44%	0.46%

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Group holds derivative financial instruments such as foreign currency forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The details in respect of outstanding foreign currency forward and option contracts are as follows:

Particulars	As at
	March 31, 2023		March 31, 2022
	In million	In crore	In million	In crore
Derivatives designated as cash flow hedges
Forward contracts
In Euro	–	–	8	67
Option Contracts
In Australian dollars	140	770	185	1,050
In Euro	325	2,907	280	2,358
In United Kingdom Pound Sterling	55	559	32	318
Other derivatives
Forward contracts
In Australian dollars	10	55	–	–
In Brazilian Real	–	–	6	8
In Canadian dollars	–	–	34	205
In Chinese Yuan	41	49	38	45
In Czech Koruna	364	134	296	101
In Euro	316	2,825	297	2,501
In New Zealand dollars	30	154	20	105
In Norwegian Krone	100	79	80	70
In Singapore dollars	204	1,245	252	1,366
In Swiss Franc	1	8	15	123
In U.S. dollars	1,670	13,726	1,166	8,853
In United Kingdom Pound Sterling	86	877	65	646
In South African rand	85	39	45	24
Option Contracts
In Australian dollars	30	165	–	–
In Euro	160	1,431	81	682
In United Kingdom Pound Sterling	15	153	–	–
In U.S. dollars	300	2,465	677	5,131
Total forwards and options contracts		27,641		23,653

The foreign exchange forward and option contracts mature within 12 months. The table below analyses the derivative financial instruments into relevant maturity groupings based on the remaining period as at the Balance Sheet date:

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Not later than one month	13,155	6,237
Later than one month and not later than three months	11,159	12,444
Later than three months and not later than one year	3,327	4,972
Total	27,641	23,653

During the year ended March 31, 2023 and March 31, 2022, the Group has designated certain foreign exchange forward and option contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedges as of March 31, 2023 are expected to occur and will be reclassified to the Consolidated Statement of Profit and Loss within 3 months.

The Group determines the existence of an economic relationship between the hedging instrument and the hedged item based on the currency, amount and timing of its forecasted cash flows. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in the Consolidated Statement of Profit and Loss at the time of the hedge relationship rebalancing.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in the Consolidated Statement of Profit and Loss at the time of the hedge relationship rebalancing.

The following table provides reconciliation of cash flow hedge reserve for the year ended March 31, 2023 and March 31, 2022:

 (In crore)

Particulars	Year ended March 31,
	2023	2022
Gain/(Loss)
Balance at the beginning of the year	2	10
Gain / (Loss) recognised in other comprehensive income during the year	90	102
Amount reclassified to profit or loss during the year	(99)	(113)
Tax impact on above	2	3
Balance at the end of the period	(5)	2

The Group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

The quantitative information about offsetting of derivative financial assets and derivative financial liabilities is as follows:

(In crore)

Particulars	As at
	March 31, 2023		March 31, 2022
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset/liability	127	(104)	179	(97)
Amount set off	(26)	26	(36)	36
Net amount presented in Balance Sheet	101	(78)	143	(61)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to 25,424 crore and 22,698 crore as at March 31, 2023 and March 31, 2022, respectively and unbilled revenues amounting to 16,738 crore and 12,509 crore as at March 31, 2023 and March 31, 2022, respectively. Trade receivables and unbilled revenues are typically unsecured and are derived from revenues from customers primarily located in the United States of America. Credit risk has always been managed by the Group through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business. The Group uses the expected credit loss model to assess any required allowances; and uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. This matrix takes into account credit reports and other related credit information to the extent available.

The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. Exposure to customers is diversified and there is no single customer contributing more than 10% of outstanding trade receivables and unbilled revenues.

The following table gives details in respect of percentage of revenues generated from top five customers and top ten customers:

(In %)

Particulars	Year ended March 31,
	2023	2022
Revenue from five top customers	12.7	11.4
Revenue from top ten customers	20.2	19.3

Credit risk exposure

The Group’s credit period generally ranges from 30-75 days.

The allowance for lifetime ECL on customer balances for the year ended March 31, 2023 and March 31, 2022 was 228 crore and 143 crore, respectively.

The movement in credit loss allowance on customer balance is as follows:

   (In crore)

Particulars	Year ended March 31,
	2023	2022
Balance at the beginning	858	752
Impairment loss recognized/ (reversed), net	228	143
Amounts written off	(166)	(62)
Translation differences	41	25
Balance at the end	961	858

Credit exposure

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Trade receivables	25,424	22,698
Unbilled revenues	16,738	12,509

Days sales outstanding was 62 days and 67 days as of March 31, 2023 and March 31, 2022, respectively.

Credit risk on cash and cash equivalents is limited as the Group generally invest in deposits with banks and financial institutions with high ratings assigned by international and domestic credit rating agencies. Ratings are monitored periodically and the Group has considered the latest available credit ratings as at the date of approval of these Consolidated financial statements.

Majority of investments of the Group are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, target maturity fund units, tax free bonds, certificates of deposit, commercial paper, treasury bills, government securities, quoted bonds issued by government and quasi-government organizations and non-convertible debentures. The Group invests after considering counterparty risks based on multiple criteria including Tier I capital, Capital Adequacy Ratio, Credit Rating, Profitability, NPA levels and Deposit base of banks and financial institutions. These risks are monitored regularly as per Group's risk management program.

Liquidity risk

Liquidity risk is defined as the risk that the Group will not be able to settle or meet its obligations on time.

The Group's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Group has no outstanding borrowings. The Group believes that the working capital is sufficient to meet its current requirements.

As at March 31, 2023, the Group had a working capital of 31,695 crore including cash and cash equivalents of 12,173 crore and current investments of 6,909 crore. As at March 31, 2022, the Group had a working capital of 33,582 crore including cash and cash equivalents of 17,472 crore and current investments of 6,673 crore.

As at March 31, 2023 and March 31, 2022, the outstanding compensated absences were 2,482 crore and 2,274 crore, respectively, which have been substantially funded. Accordingly no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as at March 31, 2023:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	3,865	–	–	–	3,865
Other financial liabilities (excluding liability towards contingent consideration) on an undiscounted basis (Refer to Note 2.13)	15,403	1,532	438	13	17,386
Financial liability under option arrangements (Refer to Note 2.13)	600	–	–	–	600
Liability towards contingent consideration on an undiscounted basis (Refer to Note 2.13)	101	–	–	–	101

The table below provides details regarding the contractual maturities of significant financial liabilities as at March 31, 2022:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	4,134	–	–	–	4,134
Other financial liabilities (excluding liability towards contingent consideration) (Refer to Note 2.13)	13,539	1,089	457	10	15,095
Financial liability under option arrangements (Refer to Note 2.13)	–	72	80	503	655
Liability towards contingent consideration on an undiscounted basis (Refer to Note 2.13)	68	25	39	–	132

2.12 EQUITY

Accounting policy

Ordinary Shares

Ordinary shares are classified as equity share capital. Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

Treasury Shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/from securities premium.

Description of reserves

Capital Redemption Reserve

In accordance with section 69 of the Indian Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve / retained earnings.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Group.

Securities premium

The amount received in excess of the par value of equity shares has been classified as securities premium. Amounts have been utilized for bonus issue and share buyback from share premium account.

Share options outstanding account

The share options outstanding account is used to record the fair value of equity-settled share based payment transactions with employees. The amounts recorded in share options outstanding account are transferred to securities premium upon exercise of stock options and transferred to general reserve on account of stock options not exercised by employees.

Special Economic Zone Re-investment reserve

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA (1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA (2) of the Income Tax Act, 1961.

Other components of equity

Other components of equity include currency translation, remeasurement of net defined benefit liability / asset, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

Currency translation reserve

The exchange differences arising from the translation of financial statements of foreign subsidiaries with functional currency other than Indian rupees is recognized in other comprehensive income and is presented within equity.

Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the Consolidated Statement of Profit and Loss upon the occurrence of the related forecasted transaction.

2.12.1 EQUITY SHARE CAPITAL

(In crore, except as otherwise stated)

Particulars	As at
	March 31, 2023	March 31, 2022
Authorized
Equity shares, 5 par value
480,00,00,000 (480,00,00,000) equity shares	2,400	2,400
Issued, Subscribed and Paid-Up
Equity shares, 5 par value(1)	2,069	2,098
4,13,63,87,925 (4,19,30,12,929) equity shares fully paid-up(2)
	2,069	2,098

Note: Forfeited shares amounted to 1,500 (1,500)

(1)	Refer to Note 2.23 for details of basic and diluted shares
(2)	Net of treasury shares 1,21,72,119 (1,37,25,712)

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. For irrevocable controlled trusts, the corpus would be settled in favor of the beneficiaries.

For details of shares reserved for issue under the employee stock option plan of the Company refer to the note below.

In the period of five years immediately preceding March 31, 2023:

Bonus Issue

The Company has allotted 2,18,41,91,490 fully paid-up shares of face value 5/- each during the quarter ended September 30, 2018 pursuant to bonus issue approved by the shareholders through postal ballot. The bonus shares were issued by capitalization of profits transferred from general reserve. Bonus share of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the stock option plan have been adjusted for bonus shares wherever appropriate.

The bonus shares once allotted shall rank pari passu in all respects and carry the same rights as the existing equity shareholders and shall be entitled to participate in full, in any dividend and other corporate action, recommended and declared after the new equity shares are allotted.

Buyback

In the period of five years immediately preceding March 31, 2023, including the buyback completed in February 2023 the Company had purchased and extinguished a total of 226,752,951 fully paid-up equity shares of face value 5/- each from the stock exchange. The Company has only one class of equity shares.

Capital allocation policy

Effective fiscal 2020, the Company expects to return approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback and/or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the Consolidated Statement of Cash Flows prepared under IFRS. Dividend and buyback include applicable taxes.

Buyback completed in February 2023

In line with the capital allocation policy, the Board, at its meeting held on October 13, 2022, approved the buyback of equity shares, from the open market route through the Indian stock exchanges, amounting to 9,300 crore (Maximum Buyback Size, excluding buyback tax) at a price not exceeding 1,850 per share (Maximum Buyback Price), subject to shareholders' approval by way of Postal Ballot.

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors by way of e-voting on the postal ballot, the results of which were declared on December 3, 2022. The buyback was offered to all equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on December 7, 2022 and was completed on February 13, 2023. During this buyback period the Company had purchased and extinguished a total of 60,426,348 equity shares from the stock exchange at a volume weighted average buyback price of 1,539.06/- per equity share comprising 1.44% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of 9,300 crore (excluding transaction costs and tax on buyback). The Company funded the buyback from its free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013.

In accordance with section 69 of the Companies Act, 2013, as at March 31, 2023, the Company has created ‘Capital Redemption Reserve’ of 30 crore equal to the nominal value of the shares bought back as an appropriation from general reserve and retained earnings.

Buyback completed in September 2021

In line with the capital allocation policy, the Board, at its meeting held on April 14, 2021, approved the buyback of equity shares, from the open market route through the Indian stock exchanges, amounting to 9,200 crore (Maximum Buyback Size, excluding buyback tax) at a price not exceeding 1,750 per share (Maximum Buyback Price), subject to shareholders' approval in the ensuing Annual General Meeting.

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors in the Annual General meeting held on June 19, 2021.

The buyback was offered to all equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on June 25, 2021 and was completed on September 8, 2021. During this buyback period, the Company had purchased and extinguished a total of 55,807,337 equity shares from the stock exchange at a volume weighted average buy back price of 1,648.53/- per equity share comprising 1.31% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of 9,200 crore (excluding transaction costs and tax on buyback). The Company funded the buyback from its free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013.

In accordance with section 69 of the Companies Act, 2013, as at March 31, 2022, the Company has created ‘Capital Redemption Reserve’ of 28 crore equal to the nominal value of the shares bought back as an appropriation from general reserve.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2023, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

2.12.2 Shareholding of promoter

Shares held by promoters at March 31, 2023:

Promoter name	No. of shares	% of total shares	% Change during the year
Sudha Gopalakrishnan	95,357,000	2.30%	–
Rohan Murty	60,812,892	1.47%	–
S Gopalakrishnan	41,853,808	1.01%	–
Nandan M Nilekani	40,783,162	0.98%	–
Akshata Murty	38,957,096	0.94%	–
Asha Dinesh	38,579,304	0.93%	–
Sudha N Murty	34,550,626	0.83%	–
Rohini Nilekani	34,335,092	0.83%	–
Dinesh Krishnaswamy	32,479,590	0.78%	–
Shreyas Shibulal	23,704,350	0.57%	–
N R Narayana Murthy	16,645,638	0.40%	–
Nihar Nilekani	12,677,752	0.31%	–
Janhavi Nilekani	8,589,721	0.21%	–
Kumari Shibulal	5,248,965	0.13%	–
Deeksha Dinesh	7,646,684	0.18%	–
Divya Dinesh	7,646,684	0.18%	–
Meghana Gopalakrishnan	4,834,928	0.12%	–
Shruti Shibulal	2,737,538	0.07%	–
S D Shibulal	5,814,733	0.14%	–
Promoters Group
Gaurav Manchanda	13,736,226	0.33%	–
Milan Shibulal Manchanda	6,967,934	0.17%	–
Nikita Shibulal Manchanda	6,967,934	0.17%	–
Bhairavi Madhusudhan Shibulal	6,679,240	0.16%	–
Shray Chandra	719,424	0.02%	–
Tanush Nilekani Chandra	3,356,017	0.08%	–

The percentage shareholding above has been computed considering the outstanding number of shares of 414,85,60,044 as at March 31, 2023.

2.12.3 Dividend

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors. Income tax consequences of dividends on financial instruments classified as equity will be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits.

The Company declares and pays dividends in Indian rupees. Companies are required to pay/distribute dividend after deducting applicable taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

The amount of per share dividend recognized as distribution to equity shareholders in accordance with Companies Act 2013 is as follows:

(in )

Particulars	Year ended March 31,
	2023	2022
Final dividend for fiscal 2021	–	15.00
Interim dividend for fiscal 2022	–	15.00
Final dividend for fiscal 2022	16.00	–
Interim dividend for fiscal 2023	16.50	–

During the year ended March 31, 2023, on account of the final dividend for fiscal 2022 and interim dividend for fiscal 2023, the Company has incurred a net cash outflow of 13,632 crore (excluding dividend paid on treasury shares).

The Board of Directors in their meeting held on April 13, 2023 recommended a final dividend of 17.50/- per equity share for the financial year ended March 31, 2023. This payment is subject to the approval of shareholders in the AGM of the Company to be held on June 28, 2023 and if approved, would result in a net cash outflow of approximately 7,239 crore (excluding dividend paid on treasury shares).

The details of shareholders holding more than 5% shares as at March 31, 2023 and March 31, 2022 are as follows:

Name of the shareholder	As at March 31, 2023		As at March 31, 2022
	Number of shares	% held	Number of shares	% held
Deutsche Bank Trust Company Americas (Depository of ADR's - legal ownership)	50,57,90,851	12.19	66,63,70,669	15.84
Life Insurance Corporation of India	29,82,44,977	7.19	24,33,47,641	5.78

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2023 and March 31, 2022 are as follows:

(In crore, except as stated otherwise)

Particulars	As at March 31, 2023		As at March 31, 2022
	Number of shares	Amount	Number of shares	Amount
As at the beginning of the period	419,30,12,929	2,098	424,51,46,114	2,124
Add: Shares issued on exercise of employee stock options	38,01,344	1	36,74,152	2
Less: Shares bought back	60,426,348	30	55,807,337	28
As at the end of the period	4,136,387,925	2,069	419,30,12,929	2,098

2.12.4 Employee Stock Option Plan (ESOP):

Accounting policy

The Group recognizes compensation expense relating to share-based payments in net profit based on estimated fair values of the awards on the grant date. The estimated fair value of awards is recognized as an expense in the statement of profit and loss on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

Infosys Expanded Stock Ownership Program 2019 (the 2019 Plan) :

On June 22, 2019 pursuant to approval by the shareholders in the Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 Plan shall not exceed 5,00,00,000 equity shares. To implement the 2019 Plan, up to 4,50,00,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The Restricted Stock Units (RSUs) granted under the 2019 Plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the Company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of 1 to maximum of 3 years from the grant date.

2015 Stock Incentive Compensation Plan (the 2015 Plan) :

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 Plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). These instruments will generally vest over a period of 4 years. The plan numbers mentioned above are further adjusted with the September 2018 bonus issue.

The equity settled and cash settled RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee (NARC). The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Controlled trust holds 1,21,72,119 and 1,37,25,712 shares as at March 31, 2023 and March 31, 2022, respectively, under the 2015 Plan. Out of these shares, 200,000 equity shares each have been earmarked for welfare activities of the employees as at March 31, 2023 and March 31, 2022.

The following is the summary of grants made during year ended March 31, 2023 and March 31, 2022:

Particulars	2019 Plan		2015 Plan
	Year ended March 31,		Year ended March 31,
	2023	2022	2023	2022
Equity Settled RSUs
Key Managerial Personnel (KMP)	210,643	148,762	367,479	284,543
Employees other than KMP	3,704,014	2,701,867	1,784,975	1,305,880
	3,914,657	2,850,629	2,152,454	1,590,423
Cash settled RSUs
KMP	–	–	–	–
Employees other than KMP	–	–	92,400	49,960
	–	–	92,400	49,960
Total Grants	3,914,657	2,850,629	2,244,854	1,640,383

Notes on grants to KMP:

CEO & MD

Based on the recommendations of the Board and the approval of the shareholders at the AGM held on June 25, 2022, Salil Parekh has been reappointed as the CEO and MD of the Company for a term commencing on July 1, 2022 and ending on March 31, 2027. The remuneration is approved by the shareholders in the AGM. The revised employment agreement is effective July 1, 2022.

Under the 2015 Plan:

The Board, on April 13, 2022, based on the recommendations of the Nomination and Remuneration Committee, in accordance with the terms of his employment agreement effective till June 30, 2022, approved the grant of performance-based RSUs of fair value of 13 crore for fiscal 2023 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 84,361 performance based RSU’s were granted effective May 2, 2022.

Further, in line with the shareholders approval and revised employment contract which is effective July 1, 2022, the Board, on July 24, 2022, based on the recommendations of the Nomination and Remuneration Committee:

•	Approved the grant of performance-based RSUs (Annual performance equity grant) of fair value of 21.75 crore for fiscal 2023 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 140,228 performance based RSU’s were granted effective August 1, 2022.
•	Approved the performance-based grant of RSUs (Annual performance equity ESG grant) of fair value of 2 crore for fiscal 2023 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain environment, social and governance milestones as determined by the Board. Accordingly, 12,894 performance based RSU’s were granted effective August 1, 2022.

•	Approved the performance-based grant of RSUs (Annual performance Equity TSR grant) of fair value of 5 crore for fiscal 2023 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on Company’s performance on cumulative relative TSR over the years and as determined by the Board. Accordingly, 32,236 performance based RSU’s were granted effective August 1, 2022.

For the above RSUs, the grant date in accordance with Ind AS 102, Share based payment is July 1, 2022

Further, in accordance with the employee agreement which has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value 3 crore which will vest overtime in three equal annual installments upon the completion of each year of service from the respective grant date. Accordingly, annual time-based grant of 19,341 RSUs was made effective February 1, 2023 for fiscal 2023.

Though the annual time based grants and annual performance equity TSR grant for the remaining employment term ending on March 31, 2027 have not been granted as of March 31, 2023, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with Ind AS 102, Share based payment.

Under the 2019 Plan:

The Board, on April 13, 2022, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 10 crore for fiscal 2023 under the 2019 Plan. These RSUs will vest in line with the employment agreement effective till June 30, 2022 based on achievement of certain performance targets. Accordingly, 64,893 performance based RSU’s were granted effective May 2, 2022.

Other KMP

Under the 2015 Plan:

During the year ended March 31, 2023, based on recommendations of Nomination and Remuneration Committee, the Board approved 66,872 time based RSUs and 11,547 performance based RSUs to other KMP under the 2015 plan. Time based RSUs will vest over four years and performance based RSUs will vest over three years based on certain performance targets.

Under the 2019 Plan:

During the year ended March 31, 2023, based on recommendations of Nomination and Remuneration Committee, the Board approved performance based grants of 1,45,750 RSUs to other KMPs under the 2019 plan. These RSUs will vest over three years based on achievement of certain performance targets.

The break-up of employee stock compensation expense is as follows:

   (in crore)

Particulars	Year ended March 31,
	2023	2022
Granted to:
KMP#	49	65
Employees other than KMP	470	350
Total (1)	519	415
(1) Cash-settled stock compensation expense included in the above	5	22

#	Includes reversal of employee stock compensation expense on account of resignation/retirement of key managerial personnel.

The activity in the 2015 and 2019 Plan for equity-settled share based payment transactions during the year ended March 31, 2023 and March 31, 2022 is set out as follows:

Particulars	Year ended March 31, 2023		Year ended March 31, 2022
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2015 Plan: RSU
Outstanding at the beginning	62,32,975	4.82	8,047,240	4.52
Granted	21,52,454	5.00	1,590,423	5.00
Exercised	21,05,904	4.50	2,569,983	4.07
Forfeited and expired	8,71,507	4.93	834,705	4.63
Outstanding at the end	54,08,018	5.00	62,32,975	4.82
Exercisable at the end	7,87,976	4.97	6,53,775	4.51
2015 Plan: Employee Stock Options (ESOPs)
Outstanding at the beginning	700,844	557	10,49,456	535
Granted	–	–	–	–
Exercised	5,66,814	596	3,48,612	529
Forfeited and expired	–	–	–	–
Outstanding at the end	1,34,030	529	7,00,844	557
Exercisable at the end	1,34,030	529	7,00,844	557
2019 Plan: RSU
Outstanding at the beginning	49,58,938	5.00	30,50,573	5.00
Granted	39,14,657	5.00	28,50,629	5.00
Exercised	11,28,626	5.00	7,55,557	5.00
Forfeited and expired	5,22,931	5.00	1,86,707	5.00
Outstanding at the end	72,22,038	5.00	49,58,938	5.00
Exercisable at the end	13,52,150	5.00	6,92,638	5.00

During the year ended March 31, 2023 and March 31, 2022 the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 1,515 and 1,705 respectively.

During the year ended March 31, 2023 and March 31, 2022 the weighted average share price of options exercised under the 2019 Plan on the date of exercise was 1,485 and 1,560 respectively.

The summary of information about equity settled RSUs and ESOPs outstanding as at March 31, 2023 is as follows:

	2019 Plan - Options outstanding			2015 Plan - Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
0 - 5 (RSU)	72,22,038	1.33	5.00	54,08,018	1.49	5.00
450 - 630 (ESOP)	–	–	–	1,34,030	1.77	529

The summary of information about equity settled RSUs and ESOPs outstanding as at March 31, 2022 is as follows:

	2019 Plan - Options outstanding			2015 Plan - Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
0 - 5 (RSU)	49,58,938	1.43	5.00	62,32,975	1.47	4.82
450 - 600 (ESOP)	–	–	–	7,00,844	0.65	557

As at March 31, 2023 and March 31, 2022, 2,24,924 and 265,561 cash settled options were outstanding respectively. The carrying value of liability towards cash settled share based payments was 4 crore and 13 crore as at March 31, 2023 and March 31, 2022 respectively.

The fair value of the awards are estimated using the Black-Scholes Model for time and non-market performance based options and Monte Carlo simulation model is used for TSR based options.

The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative company have been modelled based on historical movements in the market prices of their publicly traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity settled award is estimated on the date of grant using the following assumptions:

Particulars	For options granted in
	Fiscal 2023- Equity Shares-RSU	Fiscal 2023- ADS-RSU	Fiscal 2022- Equity Shares-RSU	Fiscal 2022- ADS-RSU
Weighted average share price () / ($ ADS)	1,525	18.08	1,791	24.45
Exercise price () / ($ ADS)	5.00	0.07	5.00	0.07
Expected volatility (%)	23-32	27-34	20-35	25-36
Expected life of the option (years)	1-4	1-4	1-4	1-4
Expected dividends (%)	2-3	2-3	2-3	2-3
Risk-free interest rate (%)	5-7	2-5	4-6	1-3
Weighted average fair value as on grant date () / ($ ADS)	1,210	13.69	1,548	20.82

The expected life of the RSU/ESOP is estimated based on the vesting term and contractual term of the RSU/ESOP, as well as expected exercise behavior of the employee who receives the RSU/ESOP.

2.13 OTHER FINANCIAL LIABILITIES

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Non-current
Others
Accrued compensation to employees (1)	5	8
Accrued expenses (1)	1,628	946
Compensated absences	83	92
Financial liability under option arrangements (2) #	–	655
Payable for acquisition of business - Contingent consideration (2)	–	56
Other Payables (1)(4)	342	580
Total non-current other financial liabilities	2,058	2,337
Current
Unpaid dividends (1)	37	36
Others
Accrued compensation to employees (1)	4,174	4,061
Accrued expenses (1)	7,802	7,476
Retention monies (1)	20	13
Payable for acquisition of business - Contingent consideration (2)	97	67
Payable by controlled trusts (1)	211	211
Compensated absences	2,399	2,182
Financial liability under option arrangements (2) #	600	–
Foreign currency forward and options contracts (2) (3)	78	61
Capital creditors (1)	674	431
Other payables (1)(4)	2,466	1,299
Total current other financial liabilities	18,558	15,837
Total other financial liabilities	20,616	18,174
(1) Financial liability carried at amortized cost	17,359	15,061
(2) Financial liability carried at fair value through profit or loss	761	836
(3) Financial liability carried at fair value through other comprehensive income	14	3
Contingent consideration on undiscounted basis	101	132

(4)	Deferred contract cost (Refer to Note 2.10) includes technology assets taken over by the Group from a customer as a part of transformation project which is not considered as distinct goods or services and the control related to the assets is not transferred to the Group in accordance with Ind AS 115 - Revenue from contract with customers. Accordingly, the same has been considered as a reduction to the total contract value and accounted as Deferred contract cost. The Group has entered into financing arrangements with a third party for these assets. As at March 31, 2023, the financial liability pertaining to such arrangements amounts to 731 crore. During the year ended March 31, 2023, 118 crore was settled directly by the third party to the customer on behalf of the Group and accordingly considered as non-cash transaction.

#	Represents liability related to options issued by the Group over the non-controlling interests in its subsidiaries

Accrued expenses primarily relates to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance.

2.14 TRADE PAYABLES

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Trade payables	3,865	4,134
Total trade payables	3,865	4,134

Trade payables ageing schedule for the year ended as on March 31, 2023 and March 31, 2022:

(In crore)

Particulars		Outstanding for following periods from due date of payment
	Not Due	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Trade payables	3,040	825	–	–	–	3,865
	3,299	835	–	–	–	4,134
Total trade payables	3,040	825	–	–	–	3,865
	3,299	835	–	–	–	4,134

Relationship with struck off companies for the year ending March 31, 2022 is as follows:

Name of Struck off Company	Nature of transactions	Transactions during the year ended March 31, 2022	Balance outstanding at the end of the year as at March 31, 2022	Relationship with the Struck off company, if any, to be disclosed
Compulease Networks Private Limited	Payables	–*	–	Vendor
Mysodet Private Limited	Payables	–*	–	Vendor

*	Less than 1 crore

There are no transactions with struck off companies for the year ending March 31, 2023

2.15 OTHER LIABILITIES

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Non-current
Others
Deferred income - government grants	43	64
Accrued defined benefit liability	445	367
Deferred income	6	9
Others	6	11
Total non-current other liabilities	500	451
Current
Unearned revenue	7,163	6,324
Others
Withholding taxes and others	3,632	2,834
Accrued defined benefit liability	4	5
Deferred income - government grants	29	11
Others	2	4
Total current other liabilities	10,830	9,178
Total other liabilities	11,330	9,629

2.16 PROVISIONS

Accounting policy

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post sales client support

The Group provides its clients with a fixed-period post sales support on its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in Consolidated Statement of Profit and Loss. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

Provision for post-sales client support and other provisions:

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Current
Others
Post-sales client support and other provisions	1,307	975
Total provisions	1,307	975

The movement in the provision for post-sales client support is as follows:

(In crore)

Particulars	Year ended
March 31, 2023
Balance at the beginning	935
Impact on adoption of amendment to Ind AS 37	19
Provision recognized / (reversed)	456
Provision utilized	(142)
Translation difference	39
Balance at the end	1,307

Provision for post sales client support and other provisions majorly represents costs associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 year.

Provision for post sales client support and other provisions is included in cost of sales in the condensed consolidated statement of profit and loss.

2.17 INCOME TAXES

Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Consolidated Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity or other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.

The Group offsets current tax assets and current tax liabilities; deferred tax assets and deferred tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to equity.

Income tax expense in the Consolidated Statement of Profit and Loss comprises:

(In crore)

Particulars	Year ended March 31,
	2023	2022
Current taxes	9,287	7,811
Deferred taxes	(73)	153
Income tax expense	9,214	7,964

Income tax expense for the year ended March 31, 2023 and March 31, 2022 includes reversal (net of provisions) of 106 crore and 268 crore, respectively. These reversals pertaining to prior periods are primarily on account of adjudication of certain disputed matters, upon filing of tax return and completion of assessments, across various jurisdictions.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(In crore)

Particulars	Year ended March 31,
	2023	2022
Profit before income taxes	33,322	30,110
Enacted tax rates in India	34.94%	34.94%
Computed expected tax expense	11,644	10,522
Tax effect due to non-taxable income for Indian tax purposes	(2,916)	(2,949)
Overseas taxes	1,060	984
Tax provision (reversals)	(106)	(268)
Effect of exempt non-operating income	(52)	(52)
Effect of unrecognized deferred tax assets	109	72
Effect of differential tax rates	(329)	(196)
Effect of non-deductible expenses	153	162
Impact of change in tax rate	–	(94)
Others	(349)	(217)
Income tax expense	9,214	7,964

The applicable Indian corporate statutory tax rate for the year ended March 31, 2023 and March 31, 2022 is 34.94% each

The foreign tax expense is due to income taxes payable overseas principally in the United States. In India, the Group has benefited from certain tax incentives that the Government of India had provided for export of software and services from the units registered under the Special Economic Zones (SEZs) Act, 2005. SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone re-Investment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Group for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961.

Deferred income tax for the year ended March 31, 2023 and March 31, 2022 substantially relates to origination and reversal of temporary differences.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As at March 31, 2023, Infosys' U.S. branch net assets amounted to approximately 6,948 crore. As at March 31, 2023, the Company has a deferred tax liability for Branch Profit Tax of 148 crore (net of credits), as the Company estimates that these branch profits are expected to be distributed in the foreseeable future

Deferred income tax liabilities have not been recognized on temporary differences amounting to 10,948 crore and 9,618 crore as at March 31, 2023 and March 31, 2022, respectively, associated with investments in subsidiaries and branches as the Company is able to control the timing of reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future. The Group majorly intends to repatriate earnings from subsidiaries and branches only to the extent these can be distributed in a tax free manner.

Deferred income tax assets have not been recognized on accumulated losses of 4,423 crore and 4,487 crore as at March 31, 2023 and March 31, 2022, respectively, as it is probable that future taxable profit will not be available against which the unused tax losses can be utilized in the foreseeable future.

The following table provides details of expiration of unused tax losses as at March 31, 2023:

(In crore)

Year	As at
March 31, 2023
2024	122
2025	138
2026	146
2027	88
2028	494
Thereafter	3,435
Total	4,423

The following table provides details of expiration of unused tax losses as at March 31, 2022:

(In crore)

Year	As at
March 31, 2022
2023	201
2024	154
2025	127
2026	153
2027	52
Thereafter	3,800
Total	4,487

The following table provides the details of income tax assets and income tax liabilities as at March 31, 2023 and March 31, 2022:

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Income tax assets	6,459	6,152
Current income tax liabilities	3,384	2,607
Net current income tax asset / (liability) at the end	3,075	3,545

The gross movement in the current income tax assets / (liabilities) for the year ended March 31, 2023 and March 31, 2022 is as follows:

(In crore)

Particulars	Year ended March 31,
	2023	2022
Net current income tax asset / (liability) at the beginning	3,545	3,665
Translation differences	1	(7)
Income tax paid	8,794	7,612
Current income tax expense	(9,287)	(7,811)
Income tax benefit arising on exercise of stock options	51	63
Additions through business combination	(12)	–
Tax impact on buyback expenses	9	8
Income tax on other comprehensive income	(24)	15
Impact on account of Ind AS 37 adoption	(2)	–
Net current income tax asset / (liability) at the end	3,075	3,545

The movement in gross deferred income tax assets / liabilities (before set off) for the year ended March 31, 2023 is as follows:

(In crore)

Particulars	Carrying value as at April 1, 2022	Changes through profit and loss	Addition through business combination	Impact on account of Ind AS 37 adoption	Changes through OCI	Translation difference	Carrying value as at March 31, 2023
Deferred income tax assets/(liabilities)
Property, plant and equipment	156	17	-	–	–	(4)	169
Lease liabilities	180	43	–	–	–	–	223
Accrued compensation to employees	51	15	–	–	–	2	68
Trade receivables	213	48	–	–	–	–	261
Compensated absences	529	47	–	–	–	–	576
Post sales client support	131	114	–	2	–	1	248
Credits related to branch profits	676	(13)	–	–	–	55	718
Derivative financial instruments	(25)	22	–	–	2	1	–
Intangible assets	49	8	–	–	–	5	62
Intangibles arising on business combinations	(308)	70	(80)	–	–	(26)	(344)
Branch profit tax	(834)	35	–	–	–	(67)	(866)
SEZ reinvestment reserve	(852)	(499)	–	–	–	–	(1,351)
Others	90	166	(1)	–	–	6	261
Total deferred income tax assets/(liabilities)	56	73	(81)	2	2	(27)	25

The movement in gross deferred income tax assets / liabilities (before set off) for the year ended March 31, 2022 is as follows:

(In crore)

Particulars	Carrying value as at April 1, 2021	Changes through profit and loss	Addition through business combination	Impact on account of Ind AS 37 adoption	Changes through OCI	Translation difference	Carrying value as at March 31, 2022
Deferred income tax assets/(liabilities)
Property, plant and equipment	255	(100)	–	–	–	1	156
Lease liabilities	166	14	–	–	–	–	180
Accrued compensation to employees	42	10	–	–	–	(1)	51
Trade receivables	217	(4)	–	–	–	–	213
Compensated absences	497	32	–	–	–	–	529
Post sales client support	121	9	–	–	–	1	131
Credits related to branch profits	355	308	–	–	–	13	676
Derivative financial instruments	(57)	29	–	–	3	–	(25)
Intangible assets	31	17	–	–	–	1	49
Intangibles arising on business combinations	(368)	62	–	–	–	(2)	(308)
Branch profit tax	(500)	(316)	–	–	–	(18)	(834)
SEZ reinvestment reserve	(613)	(239)	–	–	–	–	(852)
Others	77	25	–	–	(12)	–	90
Total deferred income tax assets/(liabilities)	223	(153)	–	–	(9)	(5)	56

The deferred income tax assets and liabilities are as follows:

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Deferred income tax assets after set off	1,245	1,212
Deferred income tax liabilities after set off	(1,220)	(1,156)

In assessing the reliability of deferred income tax assets, the management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, the Management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The Company’s Advanced Pricing Arrangement (APA) with the Internal Revenue Service (IRS) for US branch income tax expired in March 2021. The Company has applied for renewal of APA and currently the US taxable income is based on the Company’s best estimate determined based on the expected value method.

2.18 REVENUE FROM OPERATIONS

Accounting policy

The Group derives revenues primarily from IT services comprising software development and related services, cloud and infrastructure services, maintenance, consulting and package implementation, licensing of software products and platforms across the Group’s core and digital offerings (together called as “software related services”) and business process management services. Contracts with customers are either on a time-and-material, unit of work, fixed-price or on a fixed-timeframe basis.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved in writing by the parties, to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services (“performance obligations”) to customers in an amount that reflects the consideration the Group has received or expects to receive in exchange for these products or services (“transaction price”). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. The Group allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Group estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services.

The Group’s contracts may include variable consideration including rebates, volume discounts and penalties. The Group includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit of work based contracts, are recognized as the related services are performed. Fixed price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Group’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended are used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contracts and are recognized in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance based billing and / or milestone based progress billings. Revenues in excess of billing are classified as unbilled revenue while billing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Group measures the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Group is unable to determine the standalone selling price, the Group uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Certain cloud and infrastructure services contracts include multiple elements which may be subject to other specific accounting guidance, such as leasing guidance. These contracts are accounted in accordance with such specific accounting guidance. In such arrangements where the Group is able to determine that hardware and services are distinct performance obligations, it allocates the consideration to these performance obligations on a relative standalone selling price basis. In the absence of standalone selling price, the Group uses the expected cost-plus margin approach in estimating the standalone selling price. When such arrangements are considered as a single performance obligation, revenue is recognized over the period and measure of progress is determined based on promise in the contract.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license are made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period.

Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Group uses the expected cost plus margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably on a straight line basis over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the group first evaluates whether it controls the good or service before it is transferred to the customer. The Group considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the goods or service and therefore is acting as a principal or an agent.

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Group expects to recover them.

Certain eligible, nonrecurring costs (e.g. set-up or transition or transformation costs) that do not represent a separate performance obligation are recognized as an asset when such costs (a) relate directly to the contract; (b) generate or enhance resources of the Group that will be used in satisfying the performance obligation in the future; and (c) are expected to be recovered.

Capitalized contract costs relating to upfront payments to customers are amortized to revenue and other capitalized costs are amortized to expenses over the respective contract life on a systematic basis consistent with the transfer of goods or services to customer to which the asset relates. Capitalized costs are monitored regularly for impairment. Impairment losses are recorded when present value of projected remaining operating cash flows is not sufficient to recover the carrying amount of the capitalized costs.

The Group presents revenues net of indirect taxes in its Consolidated Statement of Profit and Loss.

Revenue from operations for the year ended March 31, 2023 and March 31, 2022 is as follows:

       (In crore)

Particulars	Year ended March 31,
	2023	2022
Revenue from software services	137,575	113,536
Revenue from products and platforms	9,192	8,105
Total revenue from operations	146,767	121,641

Disaggregated revenue information

The table below presents disaggregated revenues from contracts with customers by geography and offerings for each of our business segments. The Group believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other economic factors.

For the year ended March 31, 2023 and March 31, 2022:

         (In crore)

Particulars	Financial Services (1)	Retail(2)	Communication (3)	Energy , Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences(4)	Others (5)	Total
Revenues by Geography*
North America	28,086	14,700	10,903	9,953	7,560	11,101	7,334	1,087	90,724
	24,410	11,989	8,474	7,430	6,303	9,342	6,173	937	75,058
Europe	7,373	5,344	3,836	6,993	10,910	275	2,580	364	37,675
	6,746	4,759	3,598	5,766	6,606	224	2,203	227	30,129
India	1,909	72	164	213	84	423	28	968	3,861
	1,933	90	315	153	69	412	27	586	3,585
Rest of the world	6,395	1,088	3,183	1,380	481	68	143	1,769	14,507
	5,813	896	2,795	1,135	358	58	114	1,700	12,869
Total	43,763	21,204	18,086	18,539	19,035	11,867	10,085	4,188	146,767
	38,902	17,734	15,182	14,484	13,336	10,036	8,517	3,450	121,641
Revenue by offerings
Digital	24,006	13,970	11,959	11,627	13,626	7,629	6,394	2,061	91,272
	20,391	10,857	9,310	8,412	8,240	5,817	4,925	1,452	69,404
Core	19,757	7,234	6,127	6,912	5,409	4,238	3,691	2,127	55,495
	18,511	6,877	5,872	6,072	5,096	4,219	3,592	1,998	52,237
Total	43,763	21,204	18,086	18,539	19,035	11,867	10,085	4,188	146,767
	38,902	17,734	15,182	14,484	13,336	10,036	8,517	3,450	121,641

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services
*	Geographical revenue is based on the domicile of customer

Digital Services

Digital Services comprise of service and solution offerings of the Group that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and big data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cyber security systems.

Core Services

Core Services comprise traditional offerings of the Group that have scaled and industrialized over a number of years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Products & platforms

The Group also derives revenues from the sale of products and platforms including Finacle – core banking solution, Edge Suite of products, Panaya platform, Infosys Equinox, Infosys Helix, Infosys Applied AI, Infosys Cortex, Stater digital platform and Infosys McCamish – insurance platform.

The percentage of revenue from fixed-price contracts for each of the year ended March 31, 2023 and March 31, 2022 is approximately 52% and 53% respectively.

Trade Receivables and Contract Balances

The timing of revenue recognition, billings and cash collections results in receivables, unbilled revenue, and unearned revenue on the Group’s Consolidated Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

The Group’s receivables are rights to consideration that are unconditional. Unbilled revenues comprising revenues in excess of billings from time and material contracts and fixed price maintenance contracts are classified as financial asset when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed price contracts is based on milestones as defined in the contract and therefore the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore unbilled revenues for other fixed price contracts (contract asset) are classified as non-financial asset because the right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivables and unbilled revenues are presented net of impairment in the consolidated Balance Sheet.

During the year ended March 31, 2023 and March 31, 2022, the Company recognized revenue of 5,387 crore and 3,551 crore arising from opening unearned revenue as of April
1, 2022 and April 1, 2021 respectively.

During the year ended March 31, 2023 and March 31, 2022, 5,950 crore and 4,047 crore of unbilled revenue pertaining to other fixed price and fixed time frame contracts as of
April 1, 2022 and April 1, 2021, respectively has been reclassified to Trade receivables upon billing to customers on completion of milestones.

Remaining performance obligation disclosure

The remaining performance obligation disclosure provides the aggregate amount of the transaction price yet to be recognized as at the end of the reporting period and an explanation as to when the Group expects to recognize these amounts in revenue. Applying the practical expedient as given in Ind AS 115, the Group has not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date, typically those contracts where invoicing is on time and material and unit of work based contracts. Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, adjustment for revenue that has not materialized and adjustments for currency fluctuations.

The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2023, other than those meeting the exclusion criteria mentioned above, is 80,867 crore. Out of this, the Group expects to recognize revenue of around 57% within the next one year and the remaining thereafter. The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2022 is 74,254 crore. The contracts can generally be terminated by the customers and typically includes an enforceable termination penalty payable by them. Generally, customers have not terminated contracts without cause.

2.19 OTHER INCOME, NET

Accounting policy

Other income is comprised primarily of interest income, dividend income, gain/loss on investment and exchange gain/loss on forward and options contracts and on translation of foreign currency assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

Foreign currency

Accounting policy

Functional currency

The functional currency of Infosys, Infosys BPM, EdgeVerve, Skava and controlled trusts is the Indian rupee. The functional currencies for foreign subsidiaries are their respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are recognized in the Consolidated Statement of Profit and Loss and reported within exchange gains/ (losses) on translation of assets and liabilities, net, except when deferred in Other Comprehensive Income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction. The related revenue and expense are recognized using the same exchange rate.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the presentation currency is performed for assets and liabilities using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in full, the relevant amount is transferred to net profit in the Consolidated Statement of Profit and Loss. However when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Other Comprehensive Income, net of taxes includes translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the Balance Sheet date.

Government grant

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them will be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in net profit in the Consolidated Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the consolidated Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

Other income for the year ended March 31, 2023 and March 31, 2022 is as follows:

(In crore)

Particulars	Year ended March 31,
	2023	2022
Interest income on financial assets carried at amortized cost
Tax free bonds and Government bonds	149	152
Deposit with Bank and others	712	851
Interest income on financial assets carried at fair value through other comprehensive income
Non-convertible debentures, commercial paper, certificates of deposit and government securities	955	642
Income on investments carried at fair value through profit or loss:
Gain / (loss) on liquid mutual funds and other investments	148	177
Income on investments carried at fair value through other comprehensive income	1	1
Exchange gains / (losses) on forward and options contracts	(647)	88
Exchange gains / (losses) on translation of other assets and liabilities	1,062	186
Miscellaneous income, net	321	198
Total other income	2,701	2,295

2.20 EXPENSES

(In crore)

Particulars	Year ended March 31,
	2023	2022
Employee benefit expenses
Salaries including bonus	75,239	61,522
Contribution to provident and other funds	2,143	1,617
Share based payments to employees (Refer to Note 2.12)	519	415
Staff welfare	458	432
	78,359	63,986
Cost of software packages and others
For own use	1,937	1,417
Third party items bought for service delivery to clients	8,965	5,394
	10,902	6,811
Other expenses
Repairs and maintenance	1,208	1,066
Power and fuel	176	132
Brand and marketing	905	553
Short-term leases	92	61
Rates and taxes	299	265
Consumables	158	146
Insurance	174	164
Provision for post-sales client support and others	120	78
Commission to non-whole time directors	15	11
Impairment loss recognized / (reversed) under expected credit loss model	283	170
Contributions towards Corporate Social Responsibility	471	426
Others	491	352
	4,392	3,424

During the year ended March 31, 2022, in accordance with the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021 (“the Rules”), the Company transferred certain assets to its controlled subsidiary ‘Infosys Green Forum’ a Company created under Section 8 of the Companies Act, 2013.

2.21 Leases

Accounting Policy

The Group as a lessee

The Group’s lease asset classes primarily consist of leases for land, buildings and computers. The Group assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the group assesses whether: (1) the contract involves the use of an identified asset (2) the Group has substantially all of the economic benefits from use of the asset through the period of the lease and (3) the Group has the right to direct the use of the asset.

At the date of commencement of the lease, the Group recognizes a right-of-use asset (“ROU”) and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

As a lessee, the Group determines the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Group makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Company considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Group’s operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances.

Certain lease arrangements include the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The right-of-use assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset. Right-of-use assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases. Lease liabilities are remeasured with a corresponding adjustment to the related right of use asset if the Group changes its assessment if whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Group as a lessor

Leases for which the Group is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

Following are the changes in the carrying value of right-of-use assets for the year ended March 31, 2023:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of April 1, 2022	628	3,711	16	468	4,823
Additions	–	847	8	2,646	3,501
Deletions	–	(45)	–	(364)	(409)
Depreciation	(6)	(671)	(10)	(499)	(1,186)
Translation difference	1	54	1	97	153
Balance as of March 31, 2023	623	3,896	15	2,348	6,882

Following are the changes in the carrying value of right-of-use assets for the year ended March 31, 2022:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of April 1, 2021	630	3,984	19	161	4,794
Additions	–	449	6	459	914
Deletions	–	(85)	–	(47)	(132)
Depreciation	(6)	(657)	(10)	(108)	(781)
Translation difference	4	20	1	3	28
Balance as of March 31, 2022	628	3,711	16	468	4,823

The aggregate depreciation expense on ROU assets is included under depreciation and amortization expense in the Consolidated Statement of Profit and Loss.

The following is the break-up of current and non-current lease liabilities as at March 31, 2023 and March 31, 2022:

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Current lease liabilities	1,242	872
Non-current lease liabilities	7,057	4,602
Total	8,299	5,474

The movement in lease liabilities during the year ended March 31, 2023 and March 31, 2022 is as follows

(In crore)

Particulars	Year ended March 31,
	2023	2022
Balance at the beginning	5,474	5,325
Additions	3,503	933
Deletions	(49)	(134)
Finance cost accrued during the period	245	175
Payment of lease liabilities	(1,241)	(956)
Translation difference	367	131
Balance at the end	8,299	5,474

The table below provides details regarding the contractual maturities of lease liabilities as at March 31, 2023 and March 31, 2022 on an undiscounted basis:

 (In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Less than one year	1,803	991
One to five years	5,452	3,244
More than five years	1,978	1,972
Total	9,233	6,207

The Group does not face a significant liquidity risk with regard to its lease liabilities as the current assets are sufficient to meet the obligations related to lease liabilities as and when they fall due.

Rental expense recorded for short-term leases was 92 crore and 61 crore for the year ended March 31, 2023 and March 31, 2022, respectively

The following is the movement in the net investment in sublease of ROU assets during the year ended March 31, 2023 and March 31, 2022:

(In crore)

Particulars	Year ended March 31
	2023	2022
Balance at the beginning	372	388
Additions	6	5
Interest income accrued during the period	13	13
Lease receipts	(63)	(48)
Translation difference	30	14
Balance at the end	358	372

The table below provides details regarding the contractual maturities of net investment in sublease of ROU asset on an undiscounted basis:

(In crore)

Particulars	As At
	March 31, 2023	March 31, 2022
Less than one year	63	55
One to five years	264	235
More than five years	69	126
Total	396	416

Leases not yet commenced to which Group is committed is ₹172 crore for a lease term ranging from 3 years to 10 years

2.22 EMPLOYEE BENEFITS

Accounting policy

Gratuity and Pensions

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees majorly of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group. The Company contributes Gratuity liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Group operates defined benefit pension plan in certain overseas jurisdictions, in accordance with the local laws. These plans are managed by third party fund managers. The plans provide for periodic payouts after retirement and/or a lumpsum payment as set out in rules of each fund and includes death and disability benefits. The defined benefit plans require contributions which are based on a percentage of salary that varies depending on the age of the respective employees.

Liabilities with regard to these defined benefit plans are determined by actuarial valuation, performed by an external actuary, at each Balance Sheet date using the projected unit credit method. These defined benefit plans expose the Group to actuarial risks, such as longevity risk, interest rate risk and market risk.

The Group recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability / (asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in net profit in the Consolidated Statement of Profit and Loss.

Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the Government of India. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The Companies have no further obligation to the plan beyond its monthly contributions.

Superannuation

Certain employees of Infosys, Infosys BPM and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid / availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

2.22.1 Gratuity and Pension

The following table sets out the details of the defined benefit retirement plans and the amounts recognised in the Group's financial statements as at March 31, 2023 and March 31, 2022:

(In crore)

Particulars	Gratuity		Pension
	As at		As at
	March 31, 2023	March 31, 2022	March 31, 2023	March 31, 2022
Change in benefit obligations
Benefit obligations at the beginning	1,722	1,624	926	814
Transfer	–	–	19	55
Service cost	276	219	41	40
Interest expense	103	89	5	3
Remeasurements - Actuarial (gains) / losses	(72)	81	(143)	(14)
Past service cost - plan amendments	(1)	–	–	14
Employee contribution	–	–	27	27
Benefits paid	(268)	(291)	(46)	(41)
Translation difference	18	–	88	28
Benefit obligations at the end	1,778	1,722	917	926
Change in plan assets
Fair value of plan assets at the beginning	1,711	1,610	846	690
Transfer	–	–	19	55
Interest income	105	96	4	3
Remeasurements- Return on plan assets excluding amounts included in interest income	24	24	(95)	53
Employer contribution	175	267	37	37
Employee contribution	–	–	27	27
Benefits paid	(260)	(286)	(46)	(41)
Translation difference	–	–	78	22
Fair value of plan assets at the end	1,755	1,711	870	846
Funded status	(23)	(11)	(47)	(80)
Defined benefit plan asset	23	22	13	8
Defined benefit plan liability	(46)	(33)	(60)	(88)

Amount for the year ended March 31, 2023 and March 31, 2022 recognized in the Consolidated Statement of Profit and Loss under employee benefit expense:

(In crore)

Particulars	Gratuity		Pension
	Year ended March 31,		Year ended March 31,
	2023	2022	2023	2022
Service cost	276	219	41	40
Net interest on the net defined benefit liability / (asset)	(2)	(7)	1	–
Plan amendments	(1)	–	–	14
Net cost	273	212	42	54

Amount for the year ended March 31, 2023 and March 31, 2022 recognized in the Consolidated Statement of Other Comprehensive Income:

(In crore)

Particulars	Gratuity		Pension
	Year ended March 31,		Year ended March 31,
	2023	2022	2023	2022
Remeasurements of the net defined benefit liability / (asset)
Actuarial (gains) / losses	(72)	81	(143)	(14)
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	(24)	(24)	95	(53)
	(96)	57	(48)	(67)

(In crore)

Particulars	Gratuity		Pension
	Year ended March 31,		Year ended March 31,
	2023	2022	2023	2022
(Gain) / loss from change in demographic assumptions	–	–	–	(1)
(Gain) / loss from change in financial assumptions	(62)	(46)	(148)	(22)
(Gain) / loss from experience adjustment	(10)	127	5	9
	(72)	81	(143)	(14)

The weighted-average assumptions used to determine benefit obligations as at March 31, 2023 and March 31, 2022 are set out below:

Particulars	Gratuity		Pension
	As at		As at
	March 31, 2023	March 31, 2022	March 31, 2023	March 31, 2022
Discount rate (1)	7.1%	6.5%	1.8%- 3.8%	0.4%- 1.7%
Weighted average rate of increase in compensation levels (2)	6%	6%	1%-3%	1%- 3%
Weighted average duration of defined benefit obligation (3)	5.9 years	5.9 years	12 years	14 years

The weighted-average assumptions used to determine net periodic benefit cost for the year ended March 31, 2023 and March 31, 2022 are set out below:

Particulars	Gratuity		Pension
	Year ended March 31,		Year ended March 31,
	2023	2022	2023	2022
Discount rate	6.5%	6.1%	0.4%-1.7%	0.1%- 0.9%
Weighted average rate of increase in compensation levels	6%	6%	1%-3%	1%- 3%

(1)	For domestic defined benefit plan in India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. For most of our overseas defined benefit plan, given that the market for high quality corporate bonds is not developed, the Government bond rate adjusted for corporate spreads is used.

(2)	The average rate of increase in compensation levels is determined by the Company, considering factors such as, the Company’s past compensation revision trends, inflation in respective markets and management’s estimate of future salary increases.

(3)	Attrition rate considered is the management’s estimate based on the past long-term trend of employee turnover in the Company. The tenure has been considered taking into account the past long-term trend of employees' average remaining service life which reflects the average estimated term of post-employment benefit obligation.

For domestic defined benefit plan in India, assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India. For overseas defined benefit plan, the assumptions regarding future mortality experience are set with regard to the latest statistics in life expectancy, plan experience and other relevant data.

The Group assesses all of the above assumptions with its projected long-term plans of growth and prevalent industry standards.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees Gratuity Fund Trust, respectively. Trustees administer contributions made to the trust as at March 31, 2023 and March 31, 2022, and contributions for gratuity are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law. The plan assets of the overseas defined benefit plan have been primarily invested in insurer managed funds and the asset allocation for plan assets is determined based on the investment criteria prescribed under the relevant regulations applicable to pension funds and the insurer managers. The insurers' investment are well diversified and also provide for guaranteed interest rates arrangements.

Actual return on assets (including remeasurements) of the gratuity plan for the year ended March 31, 2023 and March 31, 2022 were 129 crore and 120 crore, respectively and for the pension plan were (91) crore and 56 crore, respectively.

The contributions for gratuity are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law. The table below sets out the details of major plan assets into various categories as at March 31, 2023 and March 31, 2022:

Particulars	Pension
	As at
	March 31, 2023	March 31, 2022
Equity	34%	34%
Bonds	32%	32%
Real Estate/Property	26%	26%
Cash and Cash Equivalents	1%	1%
Other	7%	7%

These defined benefit plans expose the Group to actuarial risk which are set out below:

Interest rate risk: The present value of the defined benefit plan liability is generally calculated using a discount rate determined by reference to government bond yields and in certain overseas jurisdictions, it is calculated in reference to government bond yield adjusted for a corporate spread. If bond yields fall, the defined benefit obligation will tend to increase.

Life expectancy and investment risk: The pension fund offers the choice between a lifelong pension and a cash lump sum upon retirement. The pension fund has defined rates for converting the lump sum to a pension and there is the risk that the members live longer than implied by these conversion rates and that the pension assets don’t achieve the investment return implied by these conversion rates.

Asset volatility: A proportion of the pension fund is held in equities, which is expected to outperform corporate bonds in the long term but give exposure to volatility and risk in the short term. The pension fund board of insurer is responsible for the investment strategy and equity allocation is justified given the long-term investment horizon of the pension fund and the objective to provide a reasonable long term return on members’ account balances.

Sensitivity of significant assumptions used for valuation of defined benefit obligation:

(In crore)

Impact from	As at March 31, 2023
	Gratuity	Pension
	1% point increase / decrease	0.5% point increase / decrease
Discount rate	94	40
Weighted average rate of increase in compensation levels	85	5

Sensitivity to significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation and keeping all other actuarial assumptions constant. In practice, this is not probable, and changes in some of the assumptions may be correlated.

The Group expects to contribute 219 crore to gratuity and 40 crore to pension during the fiscal 2024.

The maturity profile of defined benefit obligation is as follows:

(In crore)

	Gratuity	Pension
Within 1 year	274	58
1-2 year	278	55
2-3 year	277	61
3-4 year	309	59
4-5 year	389	64
5-10 years	1,953	322

2.22.2 Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by the Actuarial Society of India.

The following tables set out the funded status of the defined benefit provident fund plan of Infosys Limited and the amounts recognized in the Group's financial statements as at March 31, 2023 and March 31, 2022:

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Change in benefit obligations
Benefit obligations at the beginning	9,304	8,287
Service cost	814	656
Employee contribution	1,689	1,153
Interest expense	625	516
Actuarial (gains) / loss	(82)	118
Benefits paid	(1,823)	(1,426)
Benefit obligations at the end	10,527	9,304
Change in plan assets
Fair value of plan assets at the beginning	9,058	8,140
Interest income	609	507
Remeasurements- Return on plan assets excluding amounts included in interest income	(186)	18
Employer contribution	837	666
Employee contribution	1,689	1,153
Benefits paid	(1,823)	(1,426)
Fair value of plan assets at the end	10,184	9,058
Net liability	(343)	(246)

Amount for the year ended March 31, 2023 and March 31, 2022 recognized in the Consolidated Statement of Other Comprehensive Income:

(In crore)

Particulars	Year ended March 31,
	2023	2022
Remeasurements of the net defined benefit liability / (asset)
Actuarial (gains) / losses	(82)	118
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability / (asset)	186	(18)
	104	100

The assumptions used in determining the present value obligation of the defined benefit plan under the Deterministic Approach are as follows:

Particulars	As at
	March 31, 2023	March 31, 2022
Government of India (GOI) bond yield (1)	7.10%	6.50%
Expected rate of return on plan assets	8.15%	7.70%
Remaining term to maturity of portfolio	6 years	6 years
Expected guaranteed interest rate	8.15%	8.10%

(1)	In India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees’ average remaining service life which reflects the average estimated term of the post- employment benefit obligations.

The breakup of the plan assets into various categories as at March 31, 2023 and March 31, 2022 are as follows:

Particulars	As at
	March 31, 2023	March 31, 2022
Central and State government bonds	60%	57%
Public sector undertakings and Private sector bonds	33%	37%
Others	7%	6%

The asset allocation for plan assets is determined based on the investment criteria prescribed under the relevant regulations.

The actuarial valuation of PF liability exposes the Group to interest rate risk. The defined benefit obligation calculated uses a discount rate based on government bonds. If bond yields fall, the defined benefit obligation will tend to increase.

As at March 31, 2023 the defined benefit obligation would be affected by approximately 48 crore and 97 on account of a 0.25% increase / decrease in the expected rate of return on plan assets.

The Group contributed 1,193 crore and 882 crore to the provident fund during the year ended March 31, 2023 and March 31, 2022, respectively. The same has been recognized in the Consolidated Statement of Profit and Loss under the head employee benefit expense.

The provident plans are applicable only to employees drawing a salary in Indian rupees.

2.22.3 Superannuation

The Group contributed 487 crore and 364 crore during the year ended March 31, 2023 and March 31, 2022, respectively and the same has been recognized in the Consolidated Statement of Profit and Loss under the head employee benefit expense.

2.22.4 Employee benefit costs include:

(In crore)

Particulars	Year ended March 31,
	2023	2022
Salaries and bonus(1)	76,365	62,483
Defined contribution plans	627	478
Defined benefit plans	1,367	1,025
	78,359	63,986

(1)	Includes employee stock compensation expense of 519 crore and 415 crore for the year ended March 31, 2023 and March 31, 2022 respectively.

2.23 RECONCILIATION OF BASIC AND DILUTED SHARES USED IN COMPUTING EARNINGS PER EQUITY SHARE

Accounting policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Group by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Group by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

Particulars	Year ended March 31,
	2023	2022
Basic earnings per equity share - weighted average number of equity shares outstanding (1)	418,08,97,857	420,95,46,724
Effect of dilutive common equivalent shares - share options outstanding	68,33,213	89,78,410
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	418,77,31,070	421,85,25,134

(1)	excludes treasury shares

For the years ended March 31, 2023 and March 31, 2022, there were 9,960 and Nil options to purchase equity shares which had an anti-dilutive effect.

2.24 CONTINGENT LIABILITIES AND COMMITMENTS

Accounting policy

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

(In crore)

Particulars	As at
	March 31, 2023	March 31, 2022
Contingent liabilities :
Claims against the Group, not acknowledged as debts(1)	4,762	4,641
[Amount paid to statutory authorities 6,539 crore (6,006 crore)]
Commitments :
Estimated amount of contracts remaining to be executed on capital contracts and not provided for (net of advances and deposits)(2)	959	1,245
Other commitments*	92	28

*	Uncalled capital pertaining to investments
(1)	As at March 31, 2023 and March 31, 2022, claims against the Group not acknowledged as debts in respect of income tax matters amounted to 4,062 crore and 4,001 crore, respectively.

The claims against the Group primarily represent demands arising on completion of assessment proceedings under the Income Tax Act, 1961. These claims are on account of multiple issues of disallowances such as disallowance of profits earned from STP Units and SEZ Units, disallowance of deductions in respect of employment of new employees under section 80JJAA, disallowance of expenditure towards software being held as capital in nature, payments made to Associated Enterprises held as liable for withholding of taxes. These matters are pending before various Income Tax Authorities and the Management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.

Amount paid to statutory authorities against the tax claims amounted to 6,528 crore and 5,996 crore as at March 31, 2023 and March 31, 2022, respectively.

(2)	Capital contracts primarily comprises of commitments for infrastructure facilities and computer equipments.

Legal Proceedings

The Group is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Group’s management reasonably expects that these legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Group’s results of operations or financial condition.

2.25 RELATED PARTY TRANSACTIONS

List of related parties:

Name of subsidiaries	Country	Holdings as at
		March 31, 2023	March 31, 2022
Infosys Technologies (China) Co. Limited (Infosys China)(1)	China	100%	100%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)(1)	Mexico	100%	100%
Infosys Technologies (Sweden) AB (Infosys Sweden)(1)	Sweden	100%	100%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)(1)	China	100%	100%
Infosys Nova Holdings LLC. (Infosys Nova)(1)	U.S.	100%	100%
EdgeVerve Systems Limited (EdgeVerve)(1)	India	100%	100%
Infosys Austria GmbH(1)	Austria	100%	100%
Skava Systems Private Limited (Skava Systems)(1)(26)	India	100%	100%
Infosys Chile SpA(1)	Chile	100%	100%
Infosys Arabia Limited(2)(26)	Saudi Arabia	70%	70%
Infosys Consulting Ltda.(1)	Brazil	100%	100%
Infosys Luxembourg S.a.r.l(1)	Luxembourg	100%	100%
Infosys Americas Inc. (Infosys Americas)(1)(26)	U.S.	100%	100%
Infosys Public Services, Inc. USA (Infosys Public Services)(1)	U.S.	100%	100%
Infosys Canada Public Services Inc(19)(35)	Canada	-	–
Infosys BPM Limited(1)(43)	India	100%	100%
Infosys (Czech Republic) Limited s.r.o.(3)	Czech Republic	100%	100%
Infosys Poland Sp z.o.o(3)	Poland	100%	100%
Infosys McCamish Systems LLC(3)	U.S.	100%	100%
Portland Group Pty Ltd(3)	Australia	100%	100%
Infosys BPO Americas LLC.(3)	U.S.	100%	100%
Infosys Consulting Holding AG (Infosys Lodestone)(1)	Switzerland	100%	100%
Infosys Management Consulting Pty Limited(4)	Australia	100%	100%
Infosys Consulting AG(4)	Switzerland	100%	100%
Infosys Consulting GmbH(4)	Germany	100%	100%
Infosys Consulting S.R.L.(1)	Romania	100%	100%
Infosys Consulting SAS(4)	France	100%	100%
Infosys Consulting s.r.o. v likvidaci (formerly Infosys Consulting s.r.o.)(4)(34)	Czech Republic	–	–
Infosys Consulting (Shanghai) Co., Ltd.(4)(30)	China	–	–
Infy Consulting Company Ltd(4)	U.K.	100%	100%
Infy Consulting B.V.(4)	The Netherlands	100%	100%
Infosys Consulting S.R.L.(45)	Argentina	100%	100%
Infosys Consulting (Belgium) NV(4)	Belgium	100%	100%
Panaya Inc. (Panaya)(1)	U.S.	100%	100%
Panaya Ltd.(6)	Israel	100%	100%
Infosys Financial Services GmbH. (formerly Panaya GmbH)(54)	Germany	100%	100%
Brilliant Basics Holdings Limited (Brilliant Basics)(1)(26)	U.K.	100%	100%
Brilliant Basics Limited(7)(26)	U.K.	100%	100%
Infosys Singapore Pte. Ltd. (formerly Infosys Consulting Pte. Ltd.)(1)	Singapore	100%	100%
Infosys Middle East FZ LLC(8)	Dubai	100%	100%
Fluido Oy(8)	Finland	100%	100%
Fluido Sweden AB (Extero)(11)	Sweden	100%	100%
Fluido Norway A/S(11)	Norway	100%	100%
Fluido Denmark A/S(11)	Denmark	100%	100%
Fluido Slovakia s.r.o(11)	Slovakia	100%	100%
Infosys Compaz Pte. Ltd(9)	Singapore	60%	60%
Infosys South Africa (Pty) Ltd(8)	South Africa	100%	100%
WongDoody Holding Company Inc. (WongDoody)(1)(36)	U.S.	–	–
WDW Communications, Inc(10)(37)	U.S.	–	–
WongDoody, Inc(10)(38)	U.S.	100%	100%
HIPUS Co., Ltd(9)	Japan	81%	81%
Stater N.V.(9)	The Netherlands	75%	75%
Stater Nederland B.V.(12)	The Netherlands	75%	75%
Stater XXL B.V.(12)	The Netherlands	75%	75%
HypoCasso B.V.(12)	The Netherlands	75%	75%
Stater Participations B.V.(12)	The Netherlands	75%	75%
Stater Belgium N.V./S.A.(13)	Belgium	75%	75%
Stater Gmbh(12)(28)	Germany	75%	75%
Outbox systems Inc. dba Simplus (US)(15)	U.S.	100%	100%
Simplus North America Inc.(16)(27)	Canada	–	–
Simplus ANZ Pty Ltd.(16)	Australia	100%	100%
Simplus Australia Pty Ltd(17)	Australia	100%	100%
Sqware Peg Digital Pty Ltd(18)(31)	Australia	–	–
Simplus Philippines, Inc.(16)	Philippines	100%	100%
Simplus Europe, Ltd.(16)(29)	U.K.	–	–
Infosys Fluido UK, Ltd. (formerly Simplus U.K., Ltd)(11)	U.K.	100%	100%
Infosys Fluido Ireland, Ltd.(formerly Simplus Ireland, Ltd)(20)	Ireland	100%	100%
Infosys Limited Bulgaria EOOD(1)	Bulgaria	100%	100%
Kaleidoscope Animations, Inc.(15)	U.S.	100%	100%
Kaleidoscope Prototyping LLC(22)	U.S.	100%	100%
GuideVision s.r.o.(14)	Czech Republic	100%	100%
GuideVision Deutschland GmbH(21)	Germany	100%	100%
GuideVision Suomi Oy(21)	Finland	100%	100%
GuideVision Magyarország Kft(21)	Hungary	100%	100%
GuideVision Polska Sp. z.o.o(21)	Poland	100%	100%
GuideVision UK Ltd(21)(26)	U.K.	100%	100%
Blue Acorn iCi Inc (formerly Beringer Commerce Inc)(15)	U.S.	100%	100%
Beringer Capital Digital Group Inc(15)(41)	U.S.	–	–
Mediotype LLC(23)(41)	U.S.	–	–
Beringer Commerce Holdings LLC(23)(41)	U.S.	–	–
SureSource LLC(24)(39)	U.S.	–	–
Blue Acorn LLC(24)(39)	U.S.	–	–
Simply Commerce LLC(24)(39)	U.S.	–	–
iCiDIGITAL LLC(25)(40)	U.S.	–	–
Infosys BPM UK Limited(3)	U.K.	100%	–
Infosys Turkey Bilgi Teknolojikeri Limited Sirketi(1)	Turkey	100%	100%
Infosys Germany Holding Gmbh(1)	Germany	100%	100%
Infosys Automotive and Mobility GmbH & Co. KG(1)	Germany	100%	100%
Infosys Green Forum(1)(32)	India	100%	100%
Infosys (Malaysia) SDN. BHD. (formerly Global Enterprise International (Malaysia) Sdn. Bhd.)(33)	Malaysia	100%	100%
Infosys Business Solutions LLC(1)(42)	Qatar	100%	–
Infosys Germany GmbH (formerly Kristall 247. GmbH (“Kristall”))(44)	Germany	100%	–
oddity GmbH (46)	Germany	100%	–
oddity (Shanghai) Co., Ltd. (47)	China	100%	–
oddity Limited (Taipei) (47)	Taiwan	100%	–
oddity space GmbH (46)	Germany	100%	–
oddity jungle GmbH (46)	Germany	100%	–
oddity code GmbH (46)	Germany	100%	–
oddity code d.o.o (48)	Serbia	100%	–
oddity waves GmbH (46)	Germany	100%	–
oddity group services GmbH (46)	Germany	100%	–
Infosys Public Services Canada Inc. (19)(5)	Canada	100%	–
BASE life science AG (50)	Switzerland	100%	–
BASE life science GmbH (50)	Germany	100%	–
BASE life science A/S (49)	Denmark	100%	–
BASE life science S.A.S (50)	France	100%	–
BASE life science Ltd. (50)	U.K.	100%	–
BASE life science S.r.l. (50)	Italy	100%	–
Innovisor Inc.(50)	U.S.	100%	–
BASE life science Inc.(50)	U.S.	100%	–
BASE life science S.L.(50)(51)	Spain	100%	–
Panaya Germany GmbH (6)(52)	Germany	100%	–
Infosys Norway (8)(53)	Norway	100%	–

(1)	Wholly-owned subsidiary of Infosys Limited
(2)	Majority owned and controlled subsidiary of Infosys Limited
(3)	Wholly-owned subsidiary of Infosys BPM Limited
(4)	Wholly-owned subsidiary of Infosys Consulting Holding AG
(5)	Incorporated on July 8, 2022
(6)	Wholly-owned subsidiary of Panaya Inc.
(7)	Wholly-owned subsidiary of Brilliant Basics Holding Limited.
(8)	Wholly-owned subsidiary of Infosys Singapore Pte. Ltd. (formerly Infosys Consulting Pte. Ltd.)
(9)	Majority owned and controlled subsidiary of Infosys Singapore Pte. Ltd. (formerly Infosys Consulting Pte. Ltd.)
(10)	Wholly-owned subsidiary of WongDoody Holding Company Inc. (WongDoody)
(11)	Wholly-owned subsidiary of Fluido Oy
(12)	Wholly-owned subsidiary of Stater N.V
(13)	Majority owned and controlled subsidiary of Stater Participations B.V.
(14)	Wholly-owned subsidiary of Infy Consulting Company Limited
(15)	Wholly-owned subsidiary of Infosys Nova Holdings LLC
(16)	Wholly-owned subsidiary of Outbox Systems Inc.
(17)	Wholly-owned subsidiary of Simplus ANZ Pty Ltd
(18)	Wholly-owned subsidiary of Simplus Australia Pty Ltd
(19)	Wholly-owned subsidiary of Infosys Public Services, Inc.
(20)	Wholly-owned subsidiary of Infosys Fluido UK, Ltd. (formerly Simplus U.K., Ltd)
(21)	Wholly-owned subsidiary of GuideVision s.r.o.
(22)	Wholly-owned subsidiary of Kaleidoscope Animations, Inc.
(23)	Wholly-owned subsidiary of Blue Acorn iCi Inc
(24)	Wholly-owned subsidiary of Beringer Commerce Holdings LLC
(25)	Wholly-owned subsidiary of Beringer Capital Digital Group Inc.
(26)	Under liquidation
(27)	Liquidated effective April 27,2021
(28)	Incorporated on August 4, 2021
(29)	Liquidated effective July 20, 2021
(30)	Liquidated effective September 1, 2021
(31)	Liquidated effective September 2, 2021
(32)	Incorporated on August 31, 2021
(33)	On December 14, 2021, Infosys Singapore Pte. Ltd (formerly Infosys Consulting Pte. Ltd.), a wholly-owned subsidiary of Infosys Limited acquired 100% of voting interests in Infosys (Malaysia) SDN. BHD. (formerly Global Enterprise International (Malaysia) Sdn. Bhd.)
(34)	Liquidated effective December 16, 2021
(35)	Liquidated effective November 23, 2021
(36)	Wholly-owned subsidiary of Infosys Limited, merged with WongDoody Inc, effective December 31, 2021
(37)	Wholly-owned subsidiary of WongDoody Holding Company Inc. (WongDoody), merged with WongDoody Inc, effective December 31, 2021
(38)	Wholly-owned subsidiary of Infosys Limited, effective December 31, 2021
(39)	Merged with Beringer Commerce Holdings LLC, effective January 1, 2022
(40)	Merged with Beringer Capital Digital Group Inc, effective January 1, 2022
(41)	Merged with Blue Acorn iCi Inc, effective January 1, 2022
(42)	Incorporated on February 20, 2022
(43)	On March 17, 2022, Infosys Limited acquired non-controlling interest of 0.01% of the voting interests in Infosys BPM Limited.
(44)	On March 22, 2022, Infosys Singapore Pte. Ltd. (formerly Infosys Consulting Pte. Ltd.), a wholly-owned subsidiary of Infosys Limited acquired 100% of voting interests in Infosys Germany GmbH (formerly Kristall 247. GmbH (“Kristall”) ).
(45)	Infosys Consulting S.R.L. (Argentina) (formerly a Wholly-owned subsidiary of Infosys Consulting Holding AG) became the majority owned and controlled subsidiary of Infosys Limited with effect from April 1, 2022
(46)	On April 20, 2022, Infosys Germany GmbH (formerly Kristall 247. GmbH (“Kristall”)) (a wholly owned subsidiary of Infosys Singapore Pte. Ltd (formerly Infosys Consulting Pte. Ltd.)) acquired 100% of voting interests in oddity space GmbH, oddity jungle GmbH, oddity waves GmbH, oddity group services GmbH, oddity code GmbH and oddity GmbH.
(47)	Wholly-owned subsidiary of oddity GmbH
(48)	Wholly-owned subsidiary of oddity code GmbH.
(49)	On September 1, 2022, Infosys Singapore Pte. Ltd. (formerly Infosys Consulting Pte. Ltd.) (a Wholly-owned subsidiary of Infosys Limited) acquired 100% of voting interests in BASE life science A/S.
(50)	Wholly-owned subsidiary of BASE life science A/S
(51)	Incorporated on September 6, 2022
(52)	Incorporated effective December 15, 2022
(53)	Incorporated effective February 7, 2023.
(54)	Infosys Financial Services GmbH. (formerly Panaya GmbH) became a wholly-owned subsidiary of Infosys Singapore Pte. Ltd (formerly Infosys Consulting Pte. Ltd.) with effect from February 23, 2023.

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

List of other related party

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys Limited
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys Limited
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys Limited
Infosys BPM Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPM Limited
Infosys BPM Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPM Limited
EdgeVerve Systems Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of EdgeVerve Systems Limited
EdgeVerve Systems Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of EdgeVerve Systems Limited
Infosys Employees Welfare Trust	India	Controlled trust
Infosys Employee Benefits Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust
Infosys Foundation(1) (2)	India	Trust jointly controlled by KMPs
Infosys Expanded Stock Ownership Trust	India	Controlled trust

Refer to Note 2.20 for information on transactions with post-employment benefit plans mentioned above.

(1)	Effective January 1, 2022
(2)	During the year ended March 31, 2023 the Group contributed 321 crore towards CSR. During the quarter ended March 31, 2022, the Group contributed 2 crore towards CSR.

List of key management personnel

Whole-time Directors

Salil Parekh, Chief Executive Officer and Managing Director

U.B. Pravin Rao, Chief Operating Officer (retired as a Chief Operating Officer and Whole-time director effective December 12, 2021)

Non-whole-time Directors

Nandan M. Nilekani

D. Sundaram (appointed as lead independent director effective March 23, 2023)

Kiran Mazumdar-Shaw (retired as lead independent director effective March 22, 2023)

Micheal Gibbs

Uri Levine

Bobby Parikh

Chitra Nayak

Govind Iyer (appointed as an independent director effective January 12, 2023)

Executive Officers

Nilanjan Roy, Chief Financial Officer

Inderpreet Sawhney, Group General Counsel and Chief Compliance Officer

Shaji Mathew (appointed as Group Head - Human Resources effective March 22, 2023)

Krishnamurthy Shankar (retired as Group Head - Human Resources effective March 21, 2023)

Mohit Joshi (resigned as President effective March 11, 2023 and will be on leave till his last date with the company which will be June 9, 2023)

Ravi Kumar S (resigned as President effective October 11, 2022)

Company Secretary

A.G.S. Manikantha

Transaction with key management personnel:

The table below describes the compensation to key management personnel which comprise directors and executive officers:

 (In crore)

Particulars	Year ended March 31,
	2023	2022
Salaries and other employee benefits to whole-time directors and executive officers (1)(2)	111	134
Commission and other benefits to non-executive/independent directors	16	11
Total	127	145

(1)	Total employee stock compensation expense for the year ended March 31, 2023 and March 31, 2022 includes a charge of 49 crore and 65 crore respectively, towards key managerial personnel. (Refer to Note 2.12). Stock compensation expense for the year ended March 31, 2023 includes reversal of expense on account of resignation/ retirement of key mangement personnel.

(2)	Does not include post-employment benefits and other long-term benefits based on actuarial valuation as these are done for the Company as a whole.

Additional information pursuant to para 2 of general instructions for the preparation of Consolidated Financial Statements

(In crore)

Name of entity	Net Assets		Share in profit or loss		Share in other comprehensive income		Share in total comprehensive income
	as % age of consolidated net assets	Amount	as % age of consolidated profit or loss	Amount	as % age of consolidated other comprehensive income	Amount	as % age of consolidated total comprehensive income	Amount
Infosys Ltd.	80.97%	67,745	88.92%	23,268	101.90%	(268)	88.55%	23,000
Indian Subsidiaries
Infosys BPM Limited	5.30%	4,438	3.23%	846	7.98%	(20)	3.18%	826
EdgeVerve Systems Limited	1.75%	1,467	3.55%	930	(2.28%)	6	3.60%	936
Skava Systems Pvt. Ltd.	0.10%	81	0.02%	5	–	–	0.02%	5
Infosys Green Forum	0.35%	293	0.02%	5	–	–	0.02%	5
Foreign Subsidiaries
Brilliant Basics Holdings Limited	0.08%	63	–	–	–	–	–	–
Brilliant Basics Limited	–	1	–	–	–	–	–	–
Blue Acorn iCi Inc	0.22%	187	0.20%	54	–	–	0.21%	54
Infosys BPO Americas LLC	0.05%	37	0.09%	24	–	–	0.09%	24
Portland Group Pty Ltd	0.11%	92	0.11%	29	–	–	0.11%	29
Fluido Denmark A/S	–	–	(0.02%)	(6)	–	–	(0.02%)	(6)
Fluido Oy	0.17%	138	0.06%	18	–	–	0.07%	18
Fluido Norway A/S	0.05%	42	0.07%	18	–	–	0.07%	18
Fluido Slovakia s.r.o.	0.01%	6	–	–	–	–	–	–
Fluido Sweden AB	0.03%	25	0.08%	20	–	–	0.08%	20
Infosys Fluido Ireland, Ltd.	–	3	0.01%	3	–	–	0.01%	3
Infosys Fluido U.K., Ltd.	(0.03%)	(24)	(0.04%)	(10)	–	–	(0.04%)	(10)
GuideVision s.r.o.	0.09%	71	0.06%	16	–	–	0.06%	16
GuideVision Deutschland GmbH	–	(2)	(0.02%)	(6)	–	–	(0.02%)	(6)
GuideVision Suomi Oy	–	2	–	1	–	–	–	1
GuideVision Magyarország Kft	–	2	–	–	–	–	–	–
GuideVision Polska SP.z.o.o	–	–	–	–	–	–	–	–
GuideVision UK Ltd	–	2	–	–	–	–	–	–
Infosys Germany Holding GmbH	–	2	–	–	–	–	–	–
Infosys Chile SpA	0.03%	21	0.02%	5	–	–	0.02%	5
Infosys Americas Inc.,	–	1	–	–	–	–	–	–
Infosys Austria GmbH	–	1	(0.01%)	(3)	–	–	(0.01%)	(3)
Infosys (Czech Republic) Limited s.r.o.	0.13%	110	(0.03%)	(7)	–	–	(0.03%)	(7)
Infosys Limited Bulgaria	–	2	–	1	–	–	–	1
Infosys Technologies (China) Co. Limited	0.54%	449	0.45%	117	–	–	0.45%	117
Infosys Technologies (Shanghai) Company Limited	0.68%	565	(0.37%)	(98)	–	–	(0.38%)	(98)
HIPUS Co., Ltd.	0.14%	112	0.11%	31	–	–	0.12%	31
Infosys Public Services, Inc. USA	1.20%	1,008	0.57%	153	–	–	0.59%	153
Infosys Consulting S.R.L. (Argentina)	(0.04%)	(33)	(0.15%)	(40)	–	–	(0.15%)	(40)
Infosys Management Consulting Pty Limited	0.05%	37	0.03%	10	–	–	0.04%	10
Infosys Consulting (Belgium) NV	(0.01%)	(7)	(0.01%)	(3)	–	–	(0.01%)	(3)
Infosys Consulting Ltda.	0.14%	117	0.06%	15	–	–	0.06%	15
Infosys Consulting AG	0.16%	133	0.21%	62	(4.56%)	12	0.28%	74
Innovisor Inc.	–	–	–	–	–	–	–	–
Infosys Consulting GmbH	0.10%	89	0.06%	17	–	–	0.07%	17
Infosys Consulting SAS	0.02%	18	0.02%	4	–	–	0.02%	4
Infy Consulting Company Ltd.	0.28%	231	0.15%	40	–	–	0.15%	40
Infosys Consulting Holding AG	0.61%	507	0.21%	57	–	–	0.22%	57
Infy Consulting B.V.	0.05%	44	0.01%	5	–	–	0.02%	5
BASE life science Inc.	–	–	–	–	–	–	–	–
Infosys Consulting S.R.L. (Romania)	0.09%	76	0.06%	17	–	–	0.07%	17
Infosys Singapore Pte Limited	(0.61%)	(514)	0.60%	161	–	–	0.62%	161
Infosys Luxembourg S.a.r.l.	0.02%	14	0.03%	8	–	–	0.03%	8
Infosys Technologies S. de R. L. de C. V.	0.55%	463	0.14%	37	–	–	0.14%	37
Infosys Nova Holdings LLC	3.32%	2,773	0.10%	25	–	–	0.10%	25
Infosys Poland Sp Z.o.o.	0.96%	803	0.30%	84	–	–	0.32%	84
Infosys South Africa (Pty) Ltd	–	4	–	–	–	–	–	–
Infosys Arabia Limited	–	4	–	–	–	–	–	–
Infosys Technologies (Sweden) AB.	0.15%	124	0.12%	31	–	–	0.12%	31
Infosys Compaz Pte. Ltd	0.28%	236	0.12%	37	–	–	0.14%	37
Infosys Middle East FZ LLC	(0.02%)	(17)	(0.01%)	(2)	(1.14%)	3	0.00	1
WongDoody, Inc.	0.38%	317	0.41%	120	–	–	0.46%	120
Kaleidoscope Animations	0.13%	105	0.06%	22	–	–	0.08%	22
Kaleidoscope Prototyping	0.03%	20	0.03%	7	–	–	0.03%	7
Infosys Financial Services GmbH	–	2	–	–	–	–	–	–
Panaya Inc.	0.19%	163	0.02%	5	–	–	0.02%	5
Panaya Ltd.	(0.44%)	(370)	0.10%	27	–	–	0.10%	27
Infosys McCamish Systems LLC	1.40%	1,171	0.95%	255	–	–	0.98%	255
Simplus Philippines, Inc.	0.02%	12	0.01%	3	–	–	0.01%	3
Simplus Australia Pty Ltd	(0.02%)	(18)	0.04%	11	–	–	0.04%	11
Outbox systems Inc. dba Simplus (US)	0.11%	89	0.13%	33	–	–	0.13%	33
Stater Belgium N.V./S.A.	0.11%	91	0.02%	6	–	–	0.02%	6
HypoCasso B.V.	0.02%	20	0.03%	9	–	–	0.03%	9
Stater Nederland B.V.	0.20%	169	0.15%	38	–	–	0.15%	38
Stater N.V.	0.77%	641	0.32%	83	–	–	0.32%	83
Stater Participations B.V.	(0.32%)	(265)	–	–	–	–	–	–
Stater XXL B.V.	–	–	–	–	–	–	–	–
Infosys Automotive and Mobility GmbH & Co. KG	(0.64%)	(535)	(0.84%)	(219)	(1.90%)	5	(0.82%)	(214)
Infosys Turkey Bilgi Tekn	(0.06%)	(51)	(0.22%)	(58)	–	–	(0.22%)	(58)
Infosys (Malaysia) SDN. BHD.	–	3	(0.12%)	(31)	–	–	(0.12%)	(31)
Simplus ANZ Pty Ltd.	–	–	–	–	–	–	–	–
Stater GMBH	(0.01%)	(10)	(0.03%)	(7)	–	–	(0.03%)	(7)
Infosys Germany GmbH	(0.08%)	(67)	(0.16%)	(43)	–	–	(0.17%)	(43)
oddity GmbH	0.02%	20	–	–	–	–	–	–
oddity (Shanghai) Co., Ltd.	–	4	–	1	–	–	–	1
oddity Limited(Taipei)	–	1	–	1	–	–	–	1
oddity space GmbH	0.01%	5	–	(1)	–	–	–	(1)
oddity jungle GmbH	0.01%	10	(0.02%)	(5)	–	–	(0.02%)	(5)
oddity code GmbH	–	2	–	–	–	–	–	–
oddity code d.o.o	–	2	–	1	–	–	–	1
oddity waves GmbH	0.02%	20	0.03%	12	–	–	0.05%	12
oddity group services GmbH	–	1	–	(1)	–	–	–	(1)
Infosys BPM UK Limited	–	1	–	–	–	–	–	–
Infosys Business Solutions LLC	0.02%	14	0.02%	5	–	–	0.02%	5
Infosys Public Services Canada Inc.	0.01%	12	–	(1)	–	–	–	(1)
BASE life science AG	0.02%	16	–	1	–	–	–	1
BASE life science GmbH	–	–	–	(1)	–	–	–	(1)
BASE life science A/S	0.03%	26	(0.06%)	(17)	–	–	(0.06%)	(17)
BASE life science S.A.S	–	1	–	1	–	–	–	1
BASE life science Ltd.	–	1	–	(1)	–	–	–	(1)
BASE life science S.r.l.	–	–	–	–	–	–	–	–
BASE life science S.L.	–	1	–	1	–	–	–	1
Panaya Germany GmbH	–	(3)	–	–	–	–	–	–
Infosys Norway	–	–	–	–	–	–	–	–
Subtotal	100%	83,663	100.00%	26,236	100.00%	(262)	100.00%	25,974
Adjustment arising out of consolidation		(8,420)		(2,073)		765		(1,308)
Controlled Trusts		164		(68)		–		(68)
		75,407		24,095		503		24,598
Non-controlling Interests		388		13		11		24
Total		75,795		24,108		514		24,622

2.26 SEGMENT REPORTING

Ind AS 108, Operating segments, establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. The Chief Operating Decision Maker (CODM) evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the accounting policies.

Business segments of the Group are primarily enterprises in Financial Services and Insurance, enterprises in Manufacturing, enterprises in Retail, Consumer Packaged Goods and Logistics, enterprises in the Energy, Utilities, Resources and Services, enterprises in Communication, Telecom OEM and Media, enterprises in Hi-Tech, enterprises in Life Sciences and Healthcare and all other segments. The Financial services reportable segments has been aggregated to include the Financial Services operating segment and Finacle operating segment because of the similarity of the economic characteristics. All other segments represent the operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for 'all other segments' represents revenue generated by Infosys Public services and revenue generated from customers located in India, Japan and China and other enterprises in Public Services. Allocated expenses of segments include expenses incurred for rendering services from the Group's offshore software development centers and on-site expenses, which are categorized in relation to the associated efforts of the segment. Certain expenses such as depreciation and amortization, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Disclosure of revenue by geographic locations is given in note 2.18 Revenue from operations.

Business Segments

Year ended March 31, 2023 and March 31, 2022

 (In crore)

Particulars	Financial Services (1)	Retail (2)	Communication (3)	Energy, Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences (4)	All other segments (5)	Total
Revenue from operations	43,763	21,204	18,086	18,539	19,035	11,867	10,085	4,188	146,767
	38,902	17,734	15,182	14,484	13,336	10,036	8,517	3,450	121,641
Identifiable operating expenses	24,990	10,892	11,101	9,923	12,493	6,959	5,834	2,801	84,993
	22,119	8,632	9,179	7,673	8,457	5,952	4,840	2,357	69,209
Allocated expenses	7,930	3,916	3,226	3,461	3,429	1,949	1,685	1,048	26,644
	6,469	2,972	2,631	2,586	2,471	1,589	1,297	926	20,941
Segment operating income	10,843	6,396	3,759	5,155	3,113	2,959	2,566	339	35,130
	10,314	6,130	3,372	4,225	2,408	2,495	2,380	167	31,491
Unallocable expenses									4,225
									3,476
Other income, net (Refer to Note 2.17)									2,701
									2,295
Finance cost									284
									200
Profit before tax									33,322
									30,110
Income tax expense									9,214
									7,964
Net Profit									24,108
									22,146
Depreciation and amortization expense									4,225
									3,476
Non-cash expenses other than depreciation and amortization									–
									–

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Significant clients

No client individually accounted for more than 10% of the revenues for the year ended March 31, 2023 and March 31, 2022, respectively.

2.27 FUNCTION WISE CLASSIFICATION OF CONSOLIDATED STATEMENT OF PROFIT AND LOSS

  (In crore)

Particulars	Note No.	Year ended March 31,
		2023	2022
Revenue from operations	2.18	146,767	121,641
Cost of Sales		102,353	81,998
Gross profit		44,414	39,643
Operating expenses
Selling and marketing expenses		6,249	5,156
General and administration expenses		7,260	6,472
Total operating expenses		13,509	11,628
Operating profit		30,905	28,015
Other income, net	2.19	2,701	2,295
Finance cost		284	200
Profit before tax		33,322	30,110
Tax expense:
Current tax	2.17	9,287	7,811
Deferred tax	2.17	(73)	153
Profit for the year		24,108	22,146
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	2.22	8	(85)
Equity instruments through other comprehensive income, net	2.5	(7)	96
		1	11
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net	2.11	(7)	(8)
Exchange differences on translation of foreign operations, net		776	228
Fair value changes on investments, net	2.5	(256)	(49)
		513	171
Total other comprehensive income / (loss), net of tax		514	182
Total comprehensive income for the year		24,622	22,328
Profit attributable to:
Owners of the Company		24,095	22,110
Non-controlling interests		13	36
		24,108	22,146
Total comprehensive income attributable to:
Owners of the Company		24,598	22,293
Non-controlling interests		24	35
		24,622	22,328

for and on behalf of the Board of Directors of Infosys Limited

D. Sundaram Lead Independent Director	Salil Parekh Chief Executive Officer and Managing Director	Bobby Parikh Director

Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary

Bengaluru April 13, 2023